Exhibit 10.12

CERTAIN INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY [***], HAS BEEN OMITTED BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) IS THE TYPE OF INFORMATION THAT CYMABAY TREATS AS PRIVATE OR CONFIDENTIAL.

EXECUTION COPY

COLLABORATION AND LICENSE AGREEMENT

This COLLABORATION AND LICENSE AGREEMENT (this “Agreement”), dated as of January 6, 2023 (the “Effective Date”), is entered into by and between CymaBay Therapeutics, Inc., a Delaware corporation (“CymaBay”), and Kaken Pharmaceutical Co., Ltd., a company organized under the laws of Japan (“Kaken”). CymaBay and Kaken may be referred to in this Agreement individually as a “Party” and collectively as the “Parties”.

RECITALS:

WHEREAS, CymaBay is a clinical-stage biopharmaceutical company involved in the research, development and commercialization of pharmaceutical therapies for liver and other chronic diseases with high unmet need;

WHEREAS, Kaken is involved in and possesses expertise and experience in developing, manufacturing, marketing and selling pharmaceutical products worldwide; and

WHEREAS, CymaBay and Kaken desire to enter into an agreement under which they shall collaborate to develop and commercialize CymaBay’s Seladelpar product for use in particular indications solely in Japan, as more fully described in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants herein contained, the Parties hereby agree as follows:

ARTICLE 1

DEFINITIONS

Unless specifically set forth to the contrary herein, the following capitalized terms, whether used in the singular or plural, will have the respective meanings set forth below:

1.1 “Abbreviated New Drug Application” or “ANDA” has the meaning set forth in the FD&C Act 21 U.S.C. § 355(b)(2), 21 U.S.C. § 355(j) and 21 C.F.R. § 314.3 as amended, or such analogous provisions of Applicable Law outside the United States.

1.2 “Accounting Standards” means: (a) with respect to CymaBay, generally accepted accounting principles as practiced in the United States, and (b) with respect to Kaken and its Related Parties, generally accepted accounting principles as practiced in Japan or IFRS, as applicable, in each of case (a) and (b) as generally and consistently applied throughout the Party’s organization. Each Party will promptly notify the other in the event that it changes the Accounting Standards pursuant to which its records are maintained; provided, however, that each Party may only use internationally recognized accounting principles (e.g. IFRS, GAAP, etc.).

1.3 “Acquirer” has the meaning ascribed to such term, with respect to a particular Change of Control, as set forth in Section 1.18.

1.4 “Additional Indication” means a human disease or pathological condition intended to be treatable by a therapeutic product other than the Initial Indication.

1.5 “Additional Indication Japan License” has the meaning set forth in Section 10.6.

1.6 “Additional Indication Notice” has the meaning set forth in Section 10.6.

1.7 “Affiliate” means, with respect to a Person, any other Person that controls, is controlled by, or is under common control with, such Person, at the applicable time during the Term of this Agreement. For purposes of this definition, “control” means (with corresponding meanings for the terms “controlled by” and “under common control with”) that the applicable Person owns or controls, directly or indirectly, more than fifty percent (50%) of the equity securities of the applicable other Person entitled to vote in the election of directors (or, in the case that such other Person is not a corporation, for the election of the corresponding managing authority), or otherwise has the power to direct the management and policies of such other Person. The Parties acknowledge that in the case of certain entities organized under the laws of certain countries outside the United States, the maximum percentage ownership permitted by Applicable Law for a foreign investor may be less than fifty percent (50%), and that in such case such lower percentage will be substituted in the preceding sentence, provided that such foreign investor has the power to direct the management and policies of such entity. For clarity, a Person may be or become an Affiliate of another Person and may cease to be an Affiliate of such Person, in each case, during the Term of this Agreement.

1.8 “Agreement” has the meaning set forth in the preamble.

1.9 “Alliance Manager” has the meaning set forth in Section 2.1.

1.10 “Anti-Corruption Laws” has the meaning set forth in Section 10.2.17.

1.11 “Applicable Law” means all laws, statutes, rules, regulations, orders, judgments, injunctions, ordinances or other pronouncements having the binding effect of law of any Governmental Authority, in each case to the extent applicable to the particular circumstance or obligation under this Agreement, and including if either Party is or becomes subject to a legal obligation to a Regulatory Authority or other Governmental Authority (such as a corporate integrity agreement or settlement agreement with a Governmental Authority).

1.12 “Auditor” has the meaning set forth in Section 8.7.

1.13 “Bankrupt Party” has the meaning set forth in Section 7.5.

1.14 “Bankruptcy Code” has the meaning set forth in Section 13.6.

1.15 “Brief” has the meaning set forth in Section 14.3.4.2(b).

1.16 “Business Day” means a day other than a Saturday, Sunday or a bank or other public holiday in New York, United States or in Tokyo, Japan.

1.17 “CDISC” means the Clinical Data Interchange Standards Consortium, which is an interdisciplinary nonprofit organization that establishes international standards for data collection, interchange, application, and storage for the purpose of promoting interoperation of clinical research data.

1.18 “Change of Control” means, with respect to a Party, (a) a merger or consolidation of such Party with a Third Party that results in the voting securities of such Party outstanding immediately prior thereto, or any securities into which such voting securities have been converted or exchanged, ceasing to represent at least fifty percent (50%) of the combined voting power of the surviving entity or the parent of the surviving entity immediately after such merger or consolidation, (b) a transaction or series of related transactions in which a Third Party, together with its Affiliates, becomes the direct or indirect beneficial owner of more than fifty percent (50%) of the combined voting power of the outstanding securities of such Party, or (c) the sale or other transfer to a Third Party of all or substantially all of such Party’s and its controlled Affiliates’ assets. With respect to any such Change of Control of a particular Party, the Third Party referenced in subclause (a), (b) or (c) (as applicable to such Change of Control), and including all of such Third Party’s Affiliates, shall be referred to herein as the “Acquirer” of such Party in such Change of Control. Notwithstanding the foregoing, any transaction or series of transactions effected for the primary purpose of financing the operations of the applicable Party or changing the form or jurisdiction of organization of such Party will not be deemed a “Change of Control” for purposes of this Agreement.

1.19 “Claims” has the meaning set forth in Section 11.1.

1.20 “Clinical Failure” means, as determined by Kaken acting reasonably, that either (a) [***] or (b) [***].

1.21 “Clinical Study” means, with respect to any product, a Phase 1 Study, Phase 2 Study, Phase 3 Study, Post-Marketing Study, Supplemental Study or other study (including a non-interventional study) in humans to obtain information regarding such product, including information relating to the safety, tolerability, pharmacological activity, pharmacokinetics, dose ranging and/or efficacy of such product.

1.22 “Clinical Supply Agreement” has the meaning set forth in Section 6.2.1.

1.23 “Clinical Transfer Price” means the supply price calculated as set forth in the Clinical Supply Agreement.

1.24 “CMC” means chemistry, manufacturing and controls with respect to a product, which includes (a) Manufacturing process development records for such product, (b) all chemistry, Manufacturing and control procedures necessary for the Manufacture of such product, and (c) sourcing and testing of all raw materials and components used in the Manufacture of such product.

1.25 “CMC Activities” has the meaning set forth in Section 3.6.

1.26 “CMC Work Plan” has the meaning set forth in Section 3.4.3.

1.27 “Collaboration” means the collaboration of the Parties under this Agreement for the Development, Manufacture and Commercialization of Licensed Products in the Field of Use in the Kaken Territory.

1.28 “Combination Product” means a pharmaceutical product containing (a) Licensed Compound and (b) one or more additional active pharmaceutical ingredients (other than Licensed Compound) having a meaningful pharmaceutical therapeutic effect (whether co-formulated or co-packaged with any of the compounds of clause (a)). For the avoidance of doubt, (i) equipment, devices or packaging used to administer or deliver any of the foregoing, and (ii) formulation substances or materials (including substances intended to increase or modify bioavailability), will not be deemed an “additional active pharmaceutical ingredient” for the purposes of the definition of “Combination Product.”

1.29 “Commercial Supply Agreement” has the meaning set forth in Section 6.2.3.

1.30 “Commercialization” or “Commercialize” means, with respect to any product, any and all activities directed to marketing, promoting, distributing, importing, exporting, using, offering to sell, selling or otherwise commercializing such product, and any and all activities directed to obtaining any Pricing Approvals for such product, as applicable.

1.31 “Commercially Reasonable Efforts” means, with respect to the efforts and resources to be expended by a Party with respect to any objective, obligation or task under this Agreement, [***].

1.32 “Committee” means the Joint Steering Committee or any joint subcommittee of the JSC.

1.33 “Competing Product” means, other than any Licensed Product, any pharmaceutical product [***], excluding (a) [***] and (b) [***]; for clarity, a pharmaceutical product that [***].

1.34 “Competitive Infringement” means the circumstance where the making, using, selling, offering for sale, or importing, by any Third Party (other than any Sublicensee or authorized purchaser or other authorized transferee of Licensed Product by either Party), of any pharmaceutical product is Covered by a Valid Claim of any CymaBay Licensed Patent or a Kaken Controlled Patent. For clarity, the filing of an Abbreviated New Drug Application with any applicable Regulatory Authority with respect to a Licensed Product as the reference product by any such Third Party will be deemed to be Competitive Infringement.

1.35 “Competitive (CymaBay) Infringement” means any Competitive Infringement occurring in the CymaBay Territory, but for clarity does not include any Competitive (Kaken) Infringement.

1.36 “Competitive (Kaken) Infringement” means any Competitive Infringement occurring in the Kaken Territory, but for clarity does not include any Competitive (CymaBay) Infringement.

1.37 “Confidential Information” means, with respect to a Party, any and all confidential or proprietary information and data and all other scientific, pre-clinical, clinical, regulatory, Manufacturing, marketing, financial and commercial information or data, whether communicated in writing or orally or by any other method, that is or has been provided by one Party or any of its Affiliates to the other Party or any of its Affiliates in connection with this Agreement.

1.38 “Contract” means any contract, agreement, lease, sublease, license, sales order, purchase order, loan, credit agreement, bond, debenture, note, mortgage, indenture, guarantee, undertaking, instrument, arrangement, understanding or other commitment, whether written or oral, that is or was binding on any Person or any part of its property under Applicable Law, whether in effect or if expired or terminated solely with respect to any provisions surviving such expiration or termination as of the Effective Date, including all amendments related to any of the foregoing.

1.39 “Control” means, with respect to any particular Patents or Know-How, that the applicable Party owns or has a license (or sublicense) or other rights (other than by a license, sublicense or other right granted (but not assignment) pursuant to this Agreement) to such Patents or Know-How and has the ability and right to assign or grant to the other Party the licenses, sublicenses or rights to access and use such Patent(s) or Know-How as provided for in this Agreement, without (a) violating the terms or conditions of any agreement or other arrangement with any Third Party in existence as of the time such Party would be required hereunder to grant such license, sublicense, or rights of access and use, and (b) paying, or owing an obligation to pay, any consideration to any Third Party, except for that which a Party in-licenses and under which the other Party elects to take a sublicense and agrees to make the associated payments pursuant to this Agreement, which will be considered under the Control of such Party. Notwithstanding anything in this Agreement to the contrary, if a Party undergoes a Change of Control, such Party will be deemed not to Control any Patents or Know-How that are owned or in-licensed (other than from such Party) by the Acquirer in such Change of Control, except that such Party shall be deemed to Control any particular Patents or Know-How of Acquirer: (a) arising from active participation by employees or consultants of the Acquirer in the Collaboration after such Change of Control, (b) that are included in or used in furtherance of the Collaboration by the Acquirer after such Change of Control, or (c) that (i) constitute improvements (or direct improvements to such improvements) to the CymaBay Licensed Technology or Program IP (as applicable) in existence prior to such Change of Control and (ii) are developed or conceived by any employees or consultants of the Acquirer.

1.40 “Controlling Party” has the meaning set forth in Section 12.6.4.

1.41 “Cover”, “Covering” or “Covered” means, with respect to a particular claim in a Patent, and to a particular Licensed Product under this Agreement or product of a Third Party, that the manufacture, use, sale, offer for sale or importation of such Licensed Product or such product, as applicable, in the Field of Use in the relevant Territory by an unauthorized Person (i.e., the Person does not possess a valid license or sublicense under such claim) would infringe such claim, or with respect to a claim in a pending patent application, would infringe such if issued in a patent.

1.42 “CymaBay” has the meaning set forth in the preamble.

1.43 “CymaBay Indemnitees” has the meaning set forth in Section 11.1.

1.44 “CymaBay Licensed Know-How” means any and all Know-How (including applicable New CymaBay IP or CymaBay’s interest in the Joint Program IP) that is Controlled by CymaBay or its Affiliates (solely or jointly with a Third Party) and (a) is in existence as of the Effective Date, or arises during the Term, and (b) is necessary or reasonably useful for the Exploitation of Licensed Products in the Field of Use.

1.45 “CymaBay Licensed Patents” means any and all Patents (including applicable Patents within New CymaBay IP) in the Kaken Territory that are Controlled by CymaBay or its Affiliates (solely or jointly with a Third Party) and (a) are in existence as of the Effective Date, or arise during the Term, and (b) are necessary or reasonably useful for the Exploitation of any Licensed Products in the Field of Use. To the Knowledge of CymaBay, the CymaBay Licensed Patents existing as of the Effective Date are set forth on Schedule 1.45.

1.46 “CymaBay Licensed Technology” means, collectively, the CymaBay Licensed Know-How and the CymaBay Licensed Patents.

1.47 “CymaBay Supply Termination” has the meaning set forth in Section 6.3.

1.48 “CymaBay Supply Termination Notice” has the meaning set forth in Section 6.3.

1.49 “CymaBay Territory” means all countries, territories and possessions of the world, except Japan.

1.50 “Develop” and “Development” means, with respect to any Licensed Product, any and all nonclinical, preclinical and clinical drug development activities conducted before or after obtaining Regulatory Approval for such product that are reasonably related to or leading to the development, preparation, or submission of data and information to a Regulatory Authority for the purpose of obtaining, supporting or expanding Regulatory Approval of such product, together with all activities related to pharmacokinetic profiling, design and conduct of Nonclinical Studies and Clinical Studies (including Post-Marketing Studies) of such product, and regulatory affairs, statistical analysis, report writing, and regulatory filing creation and submission related to the foregoing (including the services of outside advisors and consultants in connection therewith).

1.51 “Development Costs” means, with respect to a Licensed Product, those costs and expenses directly incurred in connection with the performance of any Development activities, including as set forth under the Initial Indication Development Plan, for such Licensed Product, including costs for scientific or technical persons, fees charged by Third Party service providers, and other Out-of-Pocket Costs, any and all costs and expenses incurred in connection with the performance of any Clinical Study for such Licensed Product, including the cost to manufacture the supply of drug product for such Licensed Product for any Clinical Studies, and costs related to preparing and filing applications for Regulatory Approval or submissions to Regulatory Authorities (including associated filing fees, translation expenses and legal and other professional service fees).

1.52 “Dispute” has the meaning set forth in Section 14.3.1.

1.53 “Dollars” or “$” means the legal tender of the United States.

1.54 “Effective Date” has the meaning set forth in the preamble.

1.55 “Efficacy Concern” means that [***].

1.56 “Executive Officer” means: (a) for CymaBay, its Chief Executive Officer or another senior executive designee with responsibilities and seniority comparable thereto, and (b) for Kaken, its president or another senior executive officer designee with responsibilities and seniority comparable thereto, including, in the case of Kaken, a shikko yakuin; provided that any of the foregoing individuals may designate the Chief

Financial Officer or, in the case of Kaken, its officer in charge of the accounting department, as his/her designee for financial related matters. In the event that the position of any of the Executive Officers identified in this Section 1.56 no longer exists due to a Change of Control, corporate reorganization, corporate restructuring or the like that results in the elimination of the identified position, the applicable Executive Officer will be replaced with another executive officer with responsibilities and seniority comparable to the eliminated Executive Officer.

1.57 “Existing In-Licensing Agreements” has the meaning set forth in Section 7.3.1.1.

1.58 “Expedited Arbitration” has the meaning set forth in Section 14.3.4.1.

1.59 “Expedited Dispute” has the meaning set forth in Section 14.3.4.1.

1.60 “Exploit” or “Exploitation” means, collectively, research, Develop, Manufacture, Commercialize, register or otherwise exploit the applicable pharmaceutical product.

1.61 “FDA” means the United States Food and Drug Administration or any successor agency thereto.

1.62 “FD&C Act” means the United States Federal Food, Drug and Cosmetic Act, as amended.

1.63 “Field of Use” means the prevention or treatment of the Initial Indication in human patients.

1.64 “First Commercial Sale” means the first commercial sale in an arms’ length transaction of a particular Licensed Product to a Third Party by Kaken or any of its Related Parties in the Kaken Territory following receipt of applicable Regulatory Approval of such Licensed Product in the Kaken Territory.

1.65 “GCP” means the then current standards for clinical trials for pharmaceuticals, as set forth in the FD&C Act and applicable regulations promulgated thereunder, as amended from time to time, and such standards of good clinical practice as are required by Regulatory Authorities in the Kaken Territory.

1.66 “Generic Competition Percentage” means, with respect to a particular Licensed Product and as assessed on a Kaken Fiscal Quarter-by-Kaken Fiscal Quarter basis, a fraction (expressed as a percentage), the numerator of which is the aggregate number of units of specific Generic Products (for such Licensed Product) sold in the Kaken Territory during the applicable Kaken Fiscal Quarter, and the denominator of which is the aggregate number of units of such specific Generic Products (for such Licensed Product) sold in the Kaken Territory during such Kaken Fiscal Quarter plus the aggregate number of units of such Licensed Product sold in the Kaken Territory during such Kaken Fiscal Quarter, based on [***] obtained by Kaken for such Generic Product, or if such data is not available, such other reliable data source as is reasonably determined by Kaken.

1.67 “Generic Product” means a Third Party product containing an active pharmaceutical ingredient that is the same or substantially the same chemical structure as that contained in a Licensed Product (whether approved under an ANDA, or other applicable abbreviated or expedited approval process), and where bioequivalence of such Third Party product to such Licensed Product has been asserted in the application for approval to a Regulatory Authority, and where such Third Party product is approved by the applicable Regulatory Authority based upon or in reliance upon safety and efficacy data generated by CymaBay, Kaken (or any of their respective Affiliates) or any Related Party for such Licensed Product.

1.68 [***].

1.69 “Global Development Plan” has the meaning set forth in Section 3.4.1.

1.70 “GLP” means the then current standards for laboratory activities for pharmaceuticals, as set forth in the FD&C Act and applicable regulations promulgated thereunder, as amended from time to time, and such standards of good laboratory practice as are required by Regulatory Authorities in the Kaken Territory.

1.71 “GMP” means the then current standards for Manufacturing for pharmaceuticals, as set forth in the FD&C Act and applicable regulations promulgated thereunder, as amended from time to time, and such standards of good manufacturing practice as are required by Regulatory Authorities in the Kaken Territory.

1.72 “Governmental Authority” means any applicable government authority, court, tribunal, arbitrator, agency, department, legislative body, commission or other instrumentality of (a) any government of any country or territory, (b) any nation, state, province, county, city or other political subdivision thereof, or (c) any supranational body.

1.73 “Harmonization Principle” means the principle that the Development and Commercialization of the Licensed Products in the Kaken Territory, including such activities as clinical indication selection, clinical study design (including dosing), Regulatory Approval strategy (including labelling), CMC, and marketing and commercialization strategy, (a) will be conducted so as to harmonize with the Development and Commercialization of the Licensed Products by or on behalf of CymaBay (and any CymaBay licensee of Licensed Product) in the CymaBay Territory, and (b) in no event will be conducted in a manner that would materially adversely affect the Development or Commercialization of the Licensed Products by or on behalf of CymaBay (or any CymaBay licensee of Licensed Product) anywhere in the CymaBay Territory.

1.74 “ICC” has the meaning set forth in Section 14.3.3.

1.75 “IFRS” means International Financial Reporting Standards, as consistently applied.

1.76 “IND” means any Investigational New Drug Application, as defined in 21 C.F.R. § 312, or any corresponding application in any country or jurisdiction other than the United States.

1.77 “Indemnified Party” has the meaning set forth in Section 11.3.

1.78 “Indemnifying Party” has the meaning set forth in Section 11.3.

1.79 “Infringement Claim” has the meaning set forth in Section 12.12.1.

1.80 “Initial Indication” means primary biliary cholangitis.

1.81 “Initial Indication Development Plan” has the meaning set forth in Section 3.4.2.

1.82 “Initial Term” has the meaning set forth in Section 13.1.

1.83 “Intellectual Property” means, in any and all jurisdictions throughout the world, all (a) Patents, (b) trademarks, service marks, trade dress, slogans, logos, symbols, trade names, brand names or other identifiers of source or goodwill recognized by any Governmental Authority, including registrations and applications for registration thereof and including the goodwill symbolized thereby or associated therewith, (c) Internet domain names and associated uniform resource locators and social media addresses and accounts, (d) copyrights, whether in published and unpublished works of authorship, registrations, applications, renewals and extensions therefor, mask works, and any and all similar rights recognized in a work of authorship by a Governmental Authority, (e) any trade secret rights in any inventions, discoveries, improvements, trade secrets and all other confidential or proprietary information (including know-how, data (including data), formulas, processes and procedures, research records, records of inventions, test information, and market surveys), and all rights to limit the use or disclosure thereof, (f) registered and unregistered design rights, (g) rights of privacy and publicity and (h) any and all other intellectual property rights recognized by any Governmental Authority under the Applicable Law of any country throughout the world.

1.84 “Janssen” has the meaning set forth in Section 8.6.3.

1.85 “Janssen License Agreement” has the meaning set forth in Section 8.6.3.

1.86 “Japanese Trademark” has the meaning set forth in Section 12.11.1.

1.87 “Joint Program IP” has the meaning set forth in Section 12.2.3.

1.88 “Joint Program IP Patents” means all Patents within the Joint Program IP.

1.89 “Joint Steering Committee” or “JSC” has the meaning set forth in Section 2.2.1.

1.90 “JRA Exception” has the meaning set forth in Section 12.1.2.

1.91 “Kaken” has the meaning set forth in the preamble.

1.92 “Kaken Background Technology” means any Patents and Know-How Controlled by Kaken or its Affiliates (solely or jointly with a Third Party) (a) in existence as of the Effective Date or (b) arising during the Term but independently from this Agreement, that, in each case of (a) and (b), are necessary or reasonably useful for the Development, Manufacture or Commercialization of any Licensed Products in the Field of Use, and are used or practiced by Kaken or any of its Affiliates in connection with the Development, Manufacture or Commercialization of Licensed Products in the Field of Use in the Kaken Territory, and, for clarity, excluding the Kaken Program IP and Kaken’s interest in the Joint Program IP.

1.93 “Kaken Controlled Patents” has the meaning set forth in Section 12.5.1.1.

1.94 “Kaken Fiscal Quarter” means one of the respective periods of three (3) consecutive calendar months ending on June 30, September 30, December 31 or March 31 of a particular Kaken Fiscal Year.

1.95 “Kaken Fiscal Year” means each successive period of twelve (12) months commencing on April 1 of any year and ending on March 31 of the succeeding year.

1.96 “Kaken Indemnitees” has the meaning set forth in Section 11.2.

1.97 “Kaken Licensed Technology” means, collectively the Kaken Program IP and Kaken’s interest in the Joint Program IP.

1.98 “Kaken Program IP” has the meaning set forth in Section 12.2.2.

1.99 “Kaken Program IP Patents” means all Patents within the Kaken Program IP.

1.100 “Kaken Territory” means Japan.

1.101 “Kaken Territory Commercialization Plan” has the meaning set forth in Section 4.2.

1.102 “Know-How” means all commercial, technical, scientific and other know-how and information, trade secrets, knowledge, technology, methods, processes, practices, formulae, instructions, skills, techniques, procedures, experiences, ideas, technical assistance, designs, drawings, assembly procedures, computer programs, specifications, data and results (including biological, chemical, pharmacological, toxicological, pharmaceutical, physical and analytical, preclinical, clinical, safety, Manufacturing and quality control data and know-how, including regulatory data, study designs and protocols), and Materials, in all cases, whether or not confidential, proprietary, patented or patentable, in written, electronic or any other form now known or hereafter developed.

1.103 “Knowledge of CymaBay” means, with respect to a particular fact or item of information that such term is applied to under this Agreement, that based on their actual knowledge (after reasonable inquiry) as of the Effective Date, [***] are aware that such fact or item of information is not true.

1.104 “Licensed Compound” means Seladelpar, including any deuterated form, hydrate, solvate, salt, polymorph, prodrug, metabolite, isomer, stereoisomer, diastereomer, enantiomer and racemate of Seladelpar.

1.105 “Licensed Product” means any pharmaceutical product containing Licensed Compound as an active pharmaceutical ingredient, in any strengths, forms, formulations, and modes of administration and delivery. For clarity, a Combination Product is a Licensed Product, but is a different Licensed Product from a Licensed Product that contains Licensed Compound as the sole active pharmaceutical ingredient.

1.106 “Lien” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, adverse claim, option, right of first refusal, preemptive right, community property interest or other restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

1.107 “Losses” has the meaning set forth in Section 11.1.

1.108 “Manufacturing” or “Manufacture” means, with respect to a particular product, all activities related to the manufacture of such product, including manufacturing active pharmaceutical ingredient and drug product for Development or Commercialization, packaging, in-process and finished product testing, release of such product or any component or ingredient thereof, quality assurance and quality control activities related to manufacturing and release of such product, ongoing stability tests, storage, shipment, and regulatory activities related to any of the foregoing.

1.109 “Manufacturing Price” means the Cost of Manufacturing (as such term is defined in the Commercial Supply Agreement).

1.110 “Material Communications” has the meaning set forth in Section 5.1.2.

1.111 “Materials” means all tangible compositions of matter, devices, articles of manufacture, assays, biological, chemical or physical materials and other similar materials.

1.112 “MHLW” means the Japanese Ministry of Health, Labour and Welfare or any successor agency thereto.

1.113 “NDA” means any New Drug Application as described in 21 C.F.R. § 314, or any corresponding application for Regulatory Approval in any country or jurisdiction other than the United States.

1.114 “Negotiation Period” has the meaning set forth in Section 10.6.

1.115 “Net Recovery” has the meaning set forth in Section 12.6.7.

1.116 “Net Sales” means, with respect to a Licensed Product, the gross amounts invoiced or otherwise charged by or on behalf of Kaken or any of its Related Parties for any Licensed Product sold to Third Parties (other than Sublicensees, but including wholesalers and distributors) in bona fide, arms-length transactions, as determined in accordance with Accounting Standards consistently applied, less the following permitted deductions to the extent actually taken or allowed with respect to such sales:

[***]

In the case of any sale or other disposal of a Licensed Product between or among Kaken and any of its Related Parties for resale, Net Sales will be calculated only on the value charged or invoiced on the first arm’s-length sale thereafter to a Third Party (other than a Sublicensee, but including wholesalers and distributors). In the case of any sale or other disposal for value, such as barter or countertrade, of any Licensed

Product, or part thereof, other than in an arm’s length transaction exclusively for money, Net Sales will be calculated on the value of the non-cash consideration received or the fair market price (if higher) of such Licensed Product(s) in the country of sale or disposal. In addition, in the case of any sale to a distributor or other Third Party other than in an arm’s length transaction or in a transaction under which Kaken or any of its Related Parties receives cash consideration other than or in addition to that metered on units of Licensed Product, then for purposes of the calculation of Net Sales associated with such transaction, all amounts paid and other value provided by the distributor or other Third Party to Kaken or such Related Party will be equitably apportioned between the purchased units of Licensed Product and any other products or services provided by Kaken or such Related Party to the distributor or other Third Party and the amount apportioned to units of Licensed Product will be included in the calculation of Net Sales. Kaken will promptly deliver to CymaBay a written report setting forth such apportionment. If CymaBay disagrees with such apportionment, CymaBay will so notify Kaken, and the Parties will meet to discuss and resolve such disagreement in good faith. If the Parties are unable to agree in good faith on such apportionment within thirty (30) days, the matter will be submitted to Expedited Arbitration.

Notwithstanding the foregoing, the following will not be included in Net Sales: (i) samples of Licensed Product used to promote additional Net Sales, in amounts consistent with normal business practices of the selling party; and (ii) disposal or use of Licensed Products in Clinical Studies or under compassionate use, patient assistance, named patient use, or non-registrational studies or other similar programs or studies where the Licensed Product is supplied without charge.

If Kaken desires to sell a Licensed Product as part of a Combination Product, and the Parties agree (pursuant to Section 7.1.5) that Kaken may do so, then the Supply Transfer Price and Net Sales for purposes of calculating amounts owed hereunder for such Combination Product will be calculated in the manner as agreed to by the Parties pursuant to Section 7.1.5.

1.117 “New-Controlling Party” has the meaning set forth in Section 12.6.5.1.

1.118 “New CymaBay IP” has the meaning set forth in Section 12.2.1.

1.119 “NHI” means the National Health Insurance in Japan.

1.120 “NHI Price” means the NHI drug price in Japan (yakka) for Licensed Product, as established by the Central Social Insurance Medical Council (Chuikyo) of the MHLW (or successor agency).

1.121 “Non-Bankrupt Party” has the meaning set forth in Section 7.5.

1.122 “Nonclinical Studies” means all non-human studies, including preclinical studies and toxicology studies, of Licensed Products.

1.123 “Non-Controlling Party” has the meaning set forth in Section 12.6.4.

1.124 “Out-of-Pocket Costs” means, with respect to certain activities hereunder, direct expenses paid or payable by either Party or its Affiliate to Third Parties and specifically identifiable and incurred to conduct such activities for a Licensed Product, including payments to contract personnel (including contractors, consultants and subcontractors).

1.125 “Parties” has the meaning set forth in the preamble.

1.126 “Party” has the meaning set forth in the preamble.

1.127 “Patent” means all patents and patent applications and all substitutions, divisions, continuations, continuations-in-part, any patent issued with respect to any such patent applications, any reissue, reexamination, utility models or designs, renewal or extension (including any supplementary protection certificate) of any such patent, and any confirmation patent or registration patent or patent of addition based on any such patent, and all counterparts and equivalents of any of the foregoing in any country or jurisdiction.

1.128 “Patent Challenge” has the meaning set forth in Section 13.7.

1.129 “Patent Costs” means the Out-of-Pocket Costs and expenses paid to outside legal counsel and other Third Parties (including to any licensor pursuant to any in-license), and filing and maintenance expenses, incurred in Prosecuting and Maintaining Patents and enforcing and defending them.

1.130 “Person” means any natural person, corporation, unincorporated organization, partnership, association, sole proprietorship, joint stock company, joint venture, limited liability company, trust or government, or Governmental Authority, or any other similar entity.

1.131 “Phase 1 Study” means a clinical study of an investigational product in healthy volunteers and patients with the primary objective of characterizing its safety, tolerability, and pharmacokinetics and identifying a recommended dose and regimen for future studies as described in 21 C.F.R. § 312.21(a), or a comparable clinical study prescribed by the relevant Regulatory Authority in a country other than the United States.

1.132 “Phase 2 Study” means a clinical study of an investigational product in patients with the primary objective of characterizing its activity in a specific disease state as well as generating more detailed safety, tolerability, and pharmacokinetics information as described in 21 C.F.R. § 312.21(b), or a comparable clinical study prescribed by the relevant Regulatory Authority in a country other than the United States including a human clinical trial that is also designed to satisfy the requirements of 21 C.F.R. § 312.21(a) or corresponding foreign regulations and is subsequently optimized or expanded to satisfy the requirements of 21 C.F.R. § 312.21(b) (or corresponding foreign regulations) or otherwise to enable a Phase 3 Study (e.g., a phase 1/2 trial).

1.133 “Phase 3 Study” means a clinical study of an investigational product in patients that incorporates accepted endpoints for confirmation of statistical significance of efficacy and safety with the aim to obtain Regulatory Approval in any country as described in 21 C.F.R. § 312.21(c), or a comparable clinical study prescribed by the relevant Regulatory Authority in a country other than the United States.

1.134 “PMDA” means Japan’s Pharmaceuticals and Medical Devices Agency or any successor agency thereto.

1.135 “Post-Marketing Study” means a non-human or human clinical study of a Licensed Product initiated after receipt of Regulatory Approval for such Licensed Product in a country or territory, that is required by the Regulatory Authority in such country or territory to maintain the Regulatory Approval for such Licensed Product in such country or territory but excluding any Supplemental Study.

1.136 “Pricing Approval” means such governmental approval, agreement, determination, or decision establishing prices for a Licensed Product that can be charged or reimbursed in regulatory jurisdictions where the applicable Governmental Authorities approve or determine the price or reimbursement of pharmaceutical products.

1.137 “Pricing Matters” means all issues and decisions regarding (a) price, price terms and other contract terms with respect to Licensed Product sales, including discounts, rebates, other price concessions and service fees to payors and purchasers and (b) reimbursement programs applicable to a Licensed Product.

1.138 “Proceeding” means an action, suit or other similar proceeding before a governmental tribunal.

1.139 “Promotional Materials” has the meaning set forth in Section 4.4.

1.140 “Prosecution and Maintenance” means, with respect to a particular Patent, the preparation, filing, prosecution and maintenance of such Patent, as well as re-examinations, reissues and the like with respect to that Patent, together with the conduct of interferences, the defense of oppositions and other similar proceedings with respect to that Patent (and the foreign equivalents of any of the foregoing). “Prosecute and Maintain” and “Prosecuting and Maintaining” have corresponding meanings.

1.141 “Regulatory Approval” means all approvals issued by Regulatory Authorities necessary for the manufacture, marketing, importation and sale of a product for one or more indications in a country or regulatory jurisdiction, which may include satisfaction of all applicable regulatory and notification requirements, but not including any Pricing Approvals.

1.142 “Regulatory Authority” means any Governmental Authority involved in granting approvals for the Development, Manufacturing, Commercialization, Pricing Approval of pharmaceutical products, including the FDA, the European Medicines Agency, the European Commission, the MHLW and the PMDA.

1.143 “Regulatory Exclusivity” means, with respect to any product, any exclusive marketing rights or data exclusivity rights with respect to such product (other than provided by Patents Covering such product) conferred for the Kaken Territory by any Regulatory Authority or Applicable Law of the Kaken Territory.

1.144 “Regulatory Filing” means any submission to a Regulatory Authority, including all applications, registrations, licenses, authorizations and approvals (including Regulatory Approvals), together with any related correspondence and documentation submitted to or received from Regulatory Authorities (including minutes and official contact reports relating to any communications with any Regulatory Authority) and all supporting documents and all clinical studies and tests, relating to a product and all data contained in any of the foregoing, including all INDs, NDAs, regulatory drug lists, advertising and promotion documents, clinical data, adverse event files and complaint files, and includes any submission to a regulatory advisory board, marketing authorization application, and any supplement or amendment to any of the foregoing.

1.145 “Regulatory Materials” means any regulatory notification, communication, correspondence, Regulatory Filings, Regulatory Approvals and other filings made to, received from or otherwise conducted with a Regulatory Authority related to Developing, Manufacturing, obtaining marketing authorization, marketing, selling or otherwise Commercializing a pharmaceutical product in a particular country or jurisdiction.

1.146 “Regulatory Milestone Event” has the meaning set forth in Section 8.2.1.

1.147 “Regulatory Milestone Payment” has the meaning set forth in Section 8.2.1.

1.148 “Related Party(ies)” means (a) with respect to Kaken, Kaken’s Affiliates and Sublicensees, and (b) with respect to CymaBay, CymaBay’s Affiliates and Sublicensees.

1.149 “Representatives” means, with respect to a Party, the Affiliates of such Party, and each of such Party’s and its Affiliates’ respective officers, directors, managers, employees, consultants, and contractors.

1.150 “Royalty Patents” means [***].

1.151 “Royalty Term” has the meaning set forth in Section 8.4.3.

1.152 “Safety Concern” means, with respect to any Licensed Product, (a) [***], or (b) [***].

1.153 “Sales Milestone Event” has the meaning set forth in Section 8.3.1.

1.154 “Sales Milestone Payment” has the meaning set forth in Section 8.3.1.

1.155 “SDEA” has the meaning set forth in Section 5.5.

1.156 “Securitization Transaction” has the meaning set forth in Section 14.1.2.

1.157 “Seladelpar” means the molecule known as seladelpar and described on Schedule 1.157.

1.158 “Serious Adverse Event” means an adverse drug experience or circumstance that results in any of the following outcomes: (a) death, (b) life-threatening condition, (c) inpatient hospitalization or a significant prolongation of existing hospitalization, (d) persistent or significant disability or incapacity or substantial disruption of the ability to conduct normal life functions, (e) congenital anomaly/birth defect, or (f) significant intervention required to prevent permanent impairment or damage.

1.159 “Sublicensee” means a Third Party to which a Party or its Affiliate has granted or grants rights, as permitted under this Agreement, to Develop, Manufacture or Commercialize Licensed Product, or any further sublicensee of such rights (regardless of the number of tiers, layers or levels of sublicenses of such rights).

1.160 “Supplemental Study” means any Clinical Study (other than any Post-Marketing Study) for a Licensed Product beyond what is contemplated in the Initial Indication Development Plan.

1.161 “Supply Agreements” means the Clinical Supply Agreement and the Commercial Supply Agreement.

1.162 “Supply Transfer Price” means, with respect to Licensed Product delivered [***] by (or on behalf of) CymaBay to Kaken (or its Related Party) pursuant to the Commercial Supply Agreement, [***] of the amount that equals [***] NHI Price for the Licensed Product [***]. For example, if NHI Price is [***], the Supply Transfer Price shall be [***].

1.163 “Technology Transfer Plan” has the meaning set forth in Section 3.9.1.

1.164 “Term” has the meaning set forth in Section 13.1.

1.165 “Territory” means (a) with respect to CymaBay, the CymaBay Territory and (b) with respect to Kaken, the Kaken Territory.

1.166 “Third Party” means any Person other than Kaken, CymaBay or their respective Affiliates.

1.167 “Third Party Action” has the meaning set forth in Section 12.6.3.

1.168 “Trademark” means any trademark, trade name, service mark, service name, brand, domain name, trade dress, logo, slogan or other indicia of origin or ownership, including the goodwill and activities associated with each of the foregoing.

1.169 “United States” or “U.S.” means the United States of America and its territories, possessions and commonwealths.

1.170 “Valid Claim” means a claim of a Patent that (a) has not been rejected, revoked or held to be invalid or unenforceable by a court or other authority of competent jurisdiction, from which decision no appeal can be further taken, or (b) has not been finally abandoned, disclaimed or admitted to be invalid or unenforceable through reissue or disclaimer. In order to be a Valid Claim, any claim being prosecuted in a pending patent application must be prosecuted in good faith and not have been pending for more than [***] from the filing date of the first utility patent application (or equivalent concept in any such country) in the patent application family of such patent application in the country in question, in which case it will cease to be considered a Valid Claim until the patent issues and recites said claim.

1.171 “Withdrawing Party” has the meaning set forth in Section 12.6.5.1.

1.172 “Yen” or “JPY” means the legal tender of Japan.

ARTICLE 2

GOVERNANCE

2.1 Alliance Managers. Promptly following the Effective Date, each Party will designate an individual to facilitate communication and coordination of the Parties’ activities under this Agreement relating to Licensed Products for Commercialization in the Kaken Territory (each, an “Alliance Manager”). Each Alliance Manager may also serve as a representative of its respective Party on one or more Committees. For clarity, unless an Alliance Manager is a representative of its respective Party on a particular Committee, each Alliance Manager will have no voting right on any Committee unless otherwise agreed to in writing by the Parties.

2.2 Joint Steering Committee.

2.2.1 Formation; Composition; Dissolution. Within thirty (30) days after the Effective Date, the Parties will establish a committee to provide strategic oversight of the Parties’ activities under the Collaboration (the “Joint Steering Committee” or “JSC”). Each Party will initially appoint three (3) representatives to the JSC. Each representative on the JSC shall have knowledge and expertise in the Development and Commercialization of molecules and products similar to the Licensed Products and having sufficient seniority within the applicable Party to provide meaningful input and make decisions arising within the scope of the JSC’s responsibility. The JSC may change its size from time to time by mutual consent of the Parties, provided that the JSC will consist at all times of an equal number of representatives of each of CymaBay and Kaken. Each Party may replace one or more of its JSC representatives at any time upon written notice to the other Party. The JSC may invite non-members to participate in the discussions and meetings of the JSC, provided that such participants are bound under written obligations of confidentiality and non-use no less protective of the Parties’ Confidential Information than those set forth in this Agreement. For clarity, such non-member participants shall have no voting rights or authority at the JSC. The JSC will be chaired on a Kaken Fiscal Year basis by a chairperson alternately designated by CymaBay or Kaken. The initial chairperson of the JSC for the period commencing on the Effective Date and ending on March 31, 2024 will be a CymaBay designated chairperson, who will then be replaced by a Kaken designated chairperson on April 1, 2024, and so forth. The JSC chairperson’s responsibilities will include conducting meetings of the JSC, including, when feasible, ensuring that objectives for each meeting are set and achieved. The JSC will exist for so long as there is Licensed Product being Developed or Commercialized under this Agreement.

2.2.2 Specific Responsibilities of the JSC. The JSC will have the following responsibilities in connection with the Collaboration:

2.2.2.1 reviewing, discussing and approving the Initial Indication Development Plan and any amendments to the Initial Indication Development Plan;

2.2.2.2 reviewing, discussing and approving the initial CMC Work Plan and any updates or amendments thereto;

2.2.2.3 reviewing, discussing and approving any proposed Post-Marketing Studies for any Licensed Product in the Kaken Territory;

2.2.2.4 approving the commercial positioning with respect to target patients of the Licensed Products in the Kaken Territory and approving any proposed material changes thereto;

2.2.2.5 approving the key promotional message with respect to the Licensed Products in the Kaken Territory and approving any proposed material changes thereto;

2.2.2.6 approving the Kaken Territory Commercialization Plan for each Licensed Product, including, in each case, any amendments thereto;

2.2.2.7 reviewing, discussing and providing input on the strategy with respect to Pricing Matters, including the price negotiation strategy with Regulatory Authorities for the Licensed Products in the Kaken Territory and other communications with Regulatory Authorities, and approving such strategy with respect to Pricing Matters (including the price bands for purposes of such strategy) for the Licensed Products in the Kaken Territory;

2.2.2.8 providing a forum for CymaBay to raise for discussion and resolution of any decision or action regarding the Development or Commercialization of the Licensed Products in the Kaken Territory perceived by CymaBay to be deviating from the Harmonization Principle;

2.2.2.9 coordinating the filing of Joint Program IP Patent applications;

2.2.2.10 discussing and, if appropriate, approving any Kaken request to conduct Development of Licensed Product outside the Kaken Territory;

2.2.2.11 determining and overseeing a reasonable and expeditious process to identify, and under which CymaBay will provide to Kaken, any submissions, filings or other material communications with a Regulatory Authority with respect to a Licensed Product in the CymaBay Territory to which Kaken needs access to support obtaining or maintaining a Regulatory Approval for a Licensed Product in the Kaken Territory;

2.2.2.12 facilitating the flow of information between the Parties with respect to the Commercialization of Licensed Products in the Kaken Territory, including information as to pricing for the Licensed Products;

2.2.2.13 reviewing Promotional Materials pursuant to the provisions of Section 4.4;

2.2.2.14 discussing strategies for abating a Competitive Infringement of any Licensed Product within either Party’s respective Territory as contemplated by Section 12.6.1;

2.2.2.15 establishing such additional joint subcommittees of the JSC as it deems necessary to oversee activities relating to the Licensed Products in the Kaken Territory to achieve the objectives and intent of the Collaboration; and

2.2.2.16 resolving any issues escalated by, or disputes within, any joint subcommittee of the JSC.

2.2.3 Meetings. The JSC will meet (a) at least [***] prior to March 31, 2024, (b) at least [***] per Kaken Fiscal Year after March 31, 2024 and prior to obtaining Regulatory Approval for the Initial Indication in the Kaken Territory and (c) at least [***] per Kaken Fiscal Year after obtaining such Regulatory Approval, unless the Parties mutually agree in writing to not meet or to meet at a different frequency. The JSC may meet in person, by videoconference, or by teleconference. The first JSC meeting shall be held within [***]. Meetings of the JSC will be effective only if at least one (1) representative of each Party is present or participating in such meeting. Each Party will bear the expense of its respective JSC members’ participation in JSC meetings, with any fees for interpretation being borne fifty percent (50%) by each Party. No later than five (5) Business Days prior to any meeting of the JSC (or such shorter time period as the Parties may agree), the Alliance Managers together will prepare and circulate an agenda for such meeting; provided, however, that either Party will be free to propose additional topics to be included on such agenda, either prior to or in the course of such meeting, and any Party that will be presenting to the JSC at any meeting as part of such agenda will prepare and provide detailed materials to the JSC representatives to support discussion. Either Party may also call a special meeting of the JSC (by videoconference, teleconference or in person) by providing at least ten (10) Business Days prior written notice to the other Party if such Party reasonably believes that a significant matter must be addressed prior to the next scheduled meeting, in which event such Party will work with the Alliance Managers to provide the members of the JSC no later than three (3) Business Days prior to the special meeting with an agenda for the meeting and materials reasonably adequate to enable an informed decision, with the reasonable fees for interpretation at such a special meeting being borne entirely by the Party requesting the special meeting. The JSC chairperson will be responsible for preparing reasonably detailed written minutes of JSC meetings that reflect all decisions made and action items identified at such meetings. The JSC chairperson will send meeting minutes to each member of the JSC for review and approval within ten (10) Business Days after each JSC meeting. Minutes will be deemed approved unless one or more members of the JSC objects to the accuracy of such minutes within ten (10) Business Days of receipt. Any material changes proposed to any meeting minutes by either Party’s members of the JSC will be promptly circulated by the JSC chairperson to each member of the JSC for review and approval within ten (10) Business Days of receipt, with such process repeating until the meeting minutes are approved by all JSC members. Minutes will be officially endorsed by the JSC at the next JSC meeting and will be signed by one (1) JSC representative of each Party.

2.2.4 Decision-Making. The representatives from each Party will have, collectively, one (1) vote on behalf of that Party. Approvals of the JSC will require unanimous agreement; provided, however, that if CymaBay has ceased its participation in the JSC pursuant to Section 2.4 or 13.8.3, approvals of the JSC will require only the vote of the representative appointed by Kaken. If the JSC cannot reach unanimous agreement on an issue that comes before the JSC within fifteen (15) days of the meeting where such issue was raised and over which the JSC has oversight, the Parties will refer such issue for resolution in accordance with Section 2.3.

2.3 Resolution of Committee Disputes.

2.3.1 Referral to Executive Officers and Executive Management. The JSC may refer any matter as to which the JSC cannot reach a consensus decision to the Executive Officers for resolution. If the JSC does so, the JSC will submit in writing the respective positions of the Parties to their respective Executive Officers. Such Executive Officers will use good faith efforts, in compliance with this Section 2.3.1, to resolve promptly such matter, which good faith efforts will include at least [***] between such Executive Officers within [***] Business Days after the JSC’s submission of such matter to them. If the Executive Officers are unable to reach unanimous agreement on any such matter within [***] days of the matter being presented to them, then:

(a) if the matter escalated by the JSC relates to the Exploitation of the Licensed Products in the Field of Use in the Kaken Territory (including Pricing Matters, the Initial Indication Development Plan, the CMC Work Plan and the Kaken Territory Commercialization Plan), Kaken will have final decision-making authority over such matter (other than with respect to the matters covered by (c)); provided, however, that Kaken shall not have final decision-making authority over matters relating to (i) the Manufacture of the Licensed Products in the Field of Use in the Kaken Territory unless and until Kaken takes over the Manufacture of the Licensed Products and (ii) the Global Development Plan;

(b) if the matter escalated by the JSC relates to the Global Development Plan, to the extent not covered by clause (a) (other than with respect to the matters covered by (c)), CymaBay will have final decision-making authority over such matter; and

(c) if the matter escalated by the JSC relates to (i) whether a decision, strategy or implementation of a strategy is consistent with the Harmonization Principle, or (ii) if the matter otherwise does not fall within those specified in either clause (a) or clause (b), the Executive Officers will submit their respective positions on such matter to be resolved by Expedited Arbitration. Notwithstanding anything herein to the contrary, no exercise of a Party’s decision-making authority on any matters may, without the other Party’s prior written consent, (i) result in a material increase in the other Party’s or its Related Parties’ obligations, costs or expenses, including expenditure of such Party’s resources, under this Agreement, the Initial Indication Development Plan, the CMC Work Plan or the Kaken Territory Commercialization Plan, (ii) unilaterally modify, amend or waive its own compliance with the terms or conditions of this Agreement, or (iii) otherwise conflict with this Agreement.

2.3.2 Good Faith. In conducting themselves on Committees, and in exercising their rights under this Section 2.3, all representatives of both Parties will consider diligently, reasonably and in good faith all input received from the other Party and will use reasonable efforts to reach unanimous agreement on all matters before them. In exercising any decision-making authority granted to it under this Section 2.3, each Party will act based on its good faith business judgment.

2.4 General Committee Authority. Each Committee has solely the powers expressly assigned to it in this ARTICLE 2. No Committee will have any power to amend, modify, or waive the terms or conditions of this Agreement or compliance with the terms and conditions of this Agreement. CymaBay may elect, in writing to Kaken, at any time to cease its participation in a particular Committee.

ARTICLE 3

DEVELOPMENT

3.1 Kaken Responsibility; Costs. Subject to the responsibilities of the JSC and the other terms and conditions of this ARTICLE 3 and this Agreement, Kaken will be responsible for conducting or having conducted, in accordance with the Initial Indication Development Plan and the Harmonization Principle, the additional Development of the Licensed Products in the Initial Indication in the Kaken Territory as are needed, in addition to the Nonclinical Study data, CMC data and Clinical Study data provided by CymaBay hereunder, for purposes of obtaining and maintaining Regulatory Approval of Licensed Products in the Initial Indication in the Kaken Territory and in support of Commercializing such Licensed Products in the Initial Indication in the Kaken Territory, including conducting Clinical Studies pursuant to the Initial Indication Development Plan and the preparation of electronic data with respect to such Clinical Studies that meets CDISC compliance in the Kaken Territory. Subject to the rest of this Section 3.1, Kaken will bear one hundred percent (100%) of the Development Costs incurred in connection with the foregoing Development activities, including the Development Costs that are related to preparing and filing applications for Regulatory Approval or submissions to Regulatory Authorities (including associated filing fees, translation expenses for translation into Japanese and legal and other professional service fees) in the Initial Indication in the Kaken Territory based upon data from Clinical Studies conducted by Kaken pursuant to the Initial Indication Development Plan for purposes of obtaining and maintaining Regulatory Approval of Licensed Products in the Initial Indication in the Kaken Territory and post-Regulatory Approval clinical research in support of Commercializing such Licensed Products in the Initial Indication in the Kaken Territory.

3.2 CymaBay Retained Rights. CymaBay retains the exclusive rights to conduct (or have conducted), and will have sole discretion and control over, the Development of the Licensed Products for purposes of obtaining and maintaining Regulatory Approval for Commercialization of such Licensed Products anywhere in the world, other than for use in the Initial Indication in the Kaken Territory. CymaBay will bear one hundred percent (100%) of the Development Costs incurred in connection with the foregoing Development activities.

3.3 CymaBay Cooperation. Upon Kaken’s reasonable request, CymaBay shall provide reasonable cooperation and assistance to Kaken in connection with Kaken’s Development activities in the Initial Indication in the Kaken Territory [***] subject to the reasonable availability of CymaBay’s relevant resources. Such cooperation will include, but is not limited to [***], Third Party manufacturer compliance with [***], and referrals to relevant [***] as reasonably requested by Kaken.

3.4 Development Plans.

3.4.1 Global Development Plan. CymaBay’s worldwide plan for the Development of the Licensed Products is attached hereto as Schedule 3.4.1 (as may be updated by CymaBay from time to time so long as such update (i) does not materially adversely impact the rights or increase the obligations of Kaken and (ii) is reported to the JSC at the next JSC meeting) (the “Global Development Plan”). CymaBay will keep Kaken reasonably informed of the status, progress and results of major Development activities for Licensed Products conducted by or on behalf of CymaBay.

3.4.2 Initial Indication Development Plan. No later than [***] following the Effective Date, Kaken will prepare and deliver to the JSC for its review and input and approval a reasonable written plan (the “Initial Indication Development Plan”) that summarizes in reasonable detail Development activities that are necessary to be undertaken for the Licensed Product to support obtaining Regulatory Approval for the Initial Indication in the Kaken Territory as soon as reasonably practicable, including the anticipated timeline of such development. Such plan will include Development activities for the Licensed Products in the Field of Use in the Kaken Territory and will be consistent with the Harmonization Principle and the above timing goals. The JSC will review, discuss and approve the Initial Indication Development Plan and any amendments thereto in accordance with Section 2.2.2.1.

3.4.3 CMC Work Plan. As soon as practicable after the Effective Date, the Parties will work together to prepare and deliver to the JSC for its review, input and approval in accordance with Section 2.2.2.2, a reasonable written plan that summarizes the CMC Activities that are necessary to be undertaken for the Licensed Product to support obtaining Regulatory Approval for the Initial Indication in the Kaken Territory and subsequent Commercialization thereof in the Initial Indication in the Kaken Territory, which plan will include the applicable timetable and be consistent with the Harmonization Principle (the “CMC Work Plan”). The CMC Work Plan will be updated as appropriate from time-to-time and include all CMC activities related to all phases of Manufacturing the Licensed Product through and including the packaging of Licensed Product in the format determined by the JSC to be preferable for the Japanese market [***]. The JSC will also review from time-to-time updates and amendments to the CMC Work Plan submitted to it in accordance with Section 2.2.2.2.

3.4.4 CymaBay Phase 3 Study. If CymaBay (itself or through an Affiliate) desires to conduct a Phase 3 Study of a Licensed Product in an Additional Indication, then CymaBay will notify Kaken thereof in writing. If Kaken desires to participate in any such Phase 3 Study, CymaBay and Kaken will, through the JSC, discuss such participation, including applicable activities, terms and conditions of such participation. If CymaBay approves Kaken’s participation in such Phase 3 Study, such approval not to be unreasonably withheld, conditioned, or delayed, then the Parties shall promptly prepare a development plan that reflects such participation, and Kaken may so participate in such Phase 3 Study in accordance with such agreed development plan.

3.5 Diligence; Standards of Conduct. Kaken will use Commercially Reasonable Efforts to perform and complete all the Development activities specified in the Initial Indication Development Plan on the timeline specified in such Plan, as it may be adjusted from time-to-time by the JSC consistent with the terms of this Agreement.

3.6 CMC Development. All Development relating to CMC required to be conducted to support obtaining and maintaining Regulatory Approval in the Kaken Territory for any Licensed Product in the Initial Indication that is the subject of the Initial Indication Development Plan, including all CMC activities related to all phases of Manufacturing the Licensed Product through and including the packaging of Licensed Product in the format determined by the JSC to be preferable for the Japanese market [***] for Commercialization in the Kaken Territory (the “CMC Activities”), will be conducted by CymaBay [***] in accordance with the Harmonization Principle and the CMC Work Plan. Any and all costs and expenses incurred in connection with the CMC Activities [***] that are specific to the Japan regulatory activities or Japan market will be borne solely by Kaken (and reimbursed to CymaBay by Kaken based on invoices submitted); provided, however, that [***]. With respect to any such costs and expenses borne by Kaken, if any of the data and related CMC information, that are generated by the CMC Activities paid for by Kaken, are later utilized by CymaBay or any of its licensees in the CymaBay Territory or outside the Field of Use in the Kaken Territory, then CymaBay will promptly notify Kaken of such utilization [***]. Costs and expenses payable to CymaBay by Kaken under this Section 3.6 shall be paid in Dollars pursuant to invoices provided to Kaken by CymaBay after the end of each Kaken Fiscal Quarter, due and payable by Kaken to CymaBay within [***] of Kaken’s receipt of such invoice.

3.7 Third Parties. Subject to Section 7.1.4 and the rest of this Section 3.7, a Party will be entitled to subcontract to Third Parties, and to utilize the services of Third Parties to perform, its Development activities, if any, under this ARTICLE 3, provided that (a) such Party requires under any such agreement executed on or after the Effective Date that such Third Party operate in a manner consistent with this Agreement and reasonably acceptable to the other Party, (b) such Party remains at all times fully liable to the other Party for its Development responsibilities under this Agreement, and (c) such Party provides reasonable updates to the other Party (through JSC meetings) of the activities of such subcontractors and results of such activities. Such Party will be solely responsible for direction of and communications with such Third-Party service provider.

3.8 Scientific Records. Each Party will maintain scientific records, in sufficient detail and in sound scientific manner appropriate for Patent and regulatory purposes and in compliance with GLP, GCP and GMP, as applicable, with respect to all Development activities, and the results of such activities, intended to support or be submitted in regulatory filings covering Licensed Product, which records will fully and accurately reflect and document all work done and results achieved in the performance of the Development activities, Clinical Studies, and Supplemental Studies with respect to Licensed Products by such Party under this Agreement.

3.9 Technology Transfer.

3.9.1 As soon as practicable after the Effective Date, the Parties will negotiate in good faith and enter into a technology transfer plan to effect the transfer by CymaBay to Kaken [***] (as such period may be extended by mutual written agreement of the Parties) of all CymaBay Licensed Technology to be disclosed pursuant to this Section 3.9. Under such transfer plan, CymaBay will complete a transfer to Kaken of the CymaBay Licensed Know-How in existence as of the date of such transfer that is reasonably useful for the Exploitation of Licensed Products in the Field of Use in the Kaken Territory (but excluding Know-How solely related to Manufacturing of Licensed Product), which transfer will include [***], all solely to the extent Controlled by CymaBay and relating to the Licensed Products in the Initial Indication. Such technology transfer plan will set forth the CymaBay Licensed Know-How to be transferred in a format that meets [***] applicable in the U.S. and the Kaken Territory and the timing of such transfer to be completed (the “Technology Transfer Plan”). CymaBay will disclose to Kaken all of the CymaBay Licensed Know-How that is required to be disclosed pursuant to this Section 3.9.1 in accordance with the disclosure timing set forth in such transfer plan. For clarity, the transfer of any CymaBay Licensed Know-How relating solely to the Manufacturing of Licensed Product shall be conducted in accordance with Section 3.9.3, in order to facilitate Kaken’s conditional Manufacturing rights as set forth in Section 7.1.3.

3.9.2 Without limiting the terms of the technology transfers contemplated in Section 3.9.1, CymaBay will promptly provide to Kaken the following on an ongoing basis during the Term: (a) all applicable data from CymaBay’s [***] as needed to seek Regulatory Approval for the Licensed Products in the Initial Indication, (b) all Know-How that is Controlled by CymaBay and has been generated for Exploitation and pricing activities related to the Licensed Products worldwide, to the extent such Know-How is reasonably useful for such Exploitation or Pricing Matters in the Kaken Territory and is available and accessible to CymaBay, and (c) [***] a complete copy of any dossier for the Licensed Products, and minutes of meetings with Regulatory Authorities, all to the extent such information is Controlled by CymaBay and is reasonably necessary for Kaken to seek Regulatory Approval in the Kaken Territory. Further, CymaBay will use reasonable efforts to provide such other assistance reasonably requested by Kaken to enable Kaken to carry out its obligations under this Agreement. Any and all internal and third-party costs and expenses incurred in connection with providing such requested assistance, unless the terms of this Agreement allocate the particular costs to be borne by CymaBay, will be borne solely by Kaken (and reimbursed to CymaBay by Kaken based on invoices submitted); [***]. Notwithstanding the foregoing, CymaBay shall have no obligations under this Section 3.9.2 to the extent that providing the applicable information, data or assistance would violate Third Party rights or Applicable Law or would breach contract obligations of CymaBay to a Third Party, unless the requested information, data or assistance is required by Regulatory Authorities for Kaken to obtain Regulatory Approval in the Kaken Territory.

3.9.3 In the event CymaBay provides a CymaBay Supply Termination Notice, or in the event that the Parties otherwise agree that Kaken will Manufacture Licensed Products, then immediately after such notice or agreement, the Parties shall meet and discuss reasonably and enter into a manufacturing technology transfer plan to effect the transfer by CymaBay to Kaken of all needed CymaBay Know-How relating to the Manufacture of Licensed Product, including then-current Manufacturing process, manufacturing data and any other related information within such CymaBay Know-How as is necessary or reasonably useful for Manufacturing Licensed Products for use in the Field of Use. [***].

ARTICLE 4

COMMERCIALIZATION

4.1 Responsibility, Costs.

4.1.1 Kaken. Subject to the oversight of the JSC and to the other terms and conditions of this Section 4.1 and of this Agreement, Kaken will be responsible for all Commercialization activities relating to the Licensed Products in the Field of Use in the Kaken Territory, at its sole cost and expense, in accordance with the Kaken Territory Commercialization Plan and the Harmonization Principle.

4.1.2 CymaBay. CymaBay, at its sole cost and expense, will have sole responsibility and control of all Commercialization activities relating to the Licensed Product, other than in the Field of Use in the Kaken Territory.

4.2 Kaken Territory Commercialization Plan. No later than [***], Kaken will prepare and deliver to the JSC for its review, input and approval a reasonable written plan that summarizes the Commercialization activities (including any pre-Regulatory Approval activities in preparation for commercial launch) to be undertaken with respect to the Licensed Products in the Field of Use in the Kaken Territory, where such plan will include details of anticipated timing and all marketing and promotional activities for the Licensed Products in the Field of Use in the Kaken Territory aligned with the commercial positioning and the key message approved by the JSC and consistent with the Harmonization Principle, and of the resources to be allocated to such Commercialization efforts (the “Kaken Territory Commercialization Plan”). Updates and modifications of the Kaken Territory Commercialization Plan shall be proposed by Kaken for approval by the JSC, from time to time and no less frequently than once per Kaken Fiscal Year, based upon, among other things, Kaken’s Commercialization activities and plans for activities with respect to the Licensed Products in the Field of Use in the Kaken Territory.

4.3 Diligence; Standards of Conduct. Kaken will use Commercially Reasonable Efforts to (a) Commercialize Licensed Products in the Kaken Territory for use in the Field of Use with the intent of maximizing sales, including performing the Commercialization activities specified in the Kaken Territory Commercialization Plan, (b) subject to the provisions of Section 5.2, obtain Pricing Approval for a Licensed Product in the Kaken Territory within a reasonable time after having received approval from the MHLW to Commercialize such Licensed Product in the Initial Indication, and (c) begin to Commercialize such Licensed Product in the Initial Indication in the Kaken Territory [***] of having obtained Pricing Approval for such Licensed Product in the Kaken Territory. Notwithstanding the foregoing, if CymaBay breaches any terms of this Agreement and such breach materially impedes Kaken’s ability to perform its obligations under Section 3.1, this Section 4.3 or Section 5.2, then Kaken shall be relieved of performing such obligations to the extent that such breach impedes such performance, but only for so long as such breach continues (and will not be precluded from seeking legal and equitable remedies to such breach by CymaBay, but only for so long as such breach continues). [***]

4.4 Advertising and Promotional Materials. Kaken will be responsible for the creation, preparation, production, reproduction, and distribution of all relevant or needed written sales, promotion and advertising materials relating to each Licensed Product (“Promotional Materials”) for use in the Field of Use in the Kaken Territory. All such Promotional Materials will be compliant with Applicable Law, consistent in all material respects with the Kaken Territory Commercialization Plan, and with the Harmonization Principle. CymaBay and Kaken will submit representative samples of its respective Promotional Materials developed by it for use in the CymaBay Territory and the Kaken Territory, respectively, to the JSC at least annually thereafter. Kaken will consider in good faith any timely comments CymaBay may have with respect to any such Promotional Materials, but will have final decision-making authority in the Kaken Territory with respect to such Promotional Materials. Notwithstanding the foregoing, Kaken will incorporate any changes to Promotional Materials requested by CymaBay in a timely fashion in cases where CymaBay indicates that it believes in good faith that such change is necessary to enable CymaBay to comply with any Applicable Law.

4.5 Reporting Obligations. Kaken will report to the JSC in writing, on an annual basis in the first Kaken Calendar Quarter of each Kaken Fiscal Year, beginning with the Kaken Fiscal Year following the first Regulatory Approval of a Licensed Product in the Field of Use in the Kaken Territory (for the period ending March 31 of the prior Kaken Fiscal Year), summarizing in reasonable detail Kaken’s Commercialization activities for such Licensed Product performed to date and the results of such activities (or updating such report for activities performed since the last such report was given hereunder, as applicable). In addition, Kaken will provide CymaBay with written notice of the First Commercial Sale of each Licensed Product in the Field of Use in the Kaken Territory as soon as reasonably practicable after such event; provided, however, that, Kaken will inform CymaBay of such event prior to public disclosure of such event by Kaken. Kaken will provide such other information to the JSC as CymaBay may reasonably request with respect to Commercialization of Licensed Products in the Field of Use in the Kaken Territory and will keep the JSC reasonably informed of Kaken’s Commercialization activities with respect to Licensed Products.

4.6 Booking of Sales and Handling of Returns.

4.6.1 Kaken will be responsible for booking sales of the Licensed Products sold in the Field of Use in the Kaken Territory. CymaBay will be responsible for booking sales of the Licensed Products sold in the CymaBay Territory. Each Party may warehouse Licensed Products both inside and outside of such Party’s Territory, provided that any sales with respect to such Licensed Products occur and are booked in such Party’s Territory.

4.6.2 Kaken will be solely responsible for conducting and handling all aspects of Licensed Product order processing, invoicing and collection, distribution, inventory and receivables of Licensed Products sold in the Kaken Territory in the Field of Use. Kaken will be solely responsible for conducting and handling all rejections, returns, withdrawals and recalls of any Licensed Product sold in the Kaken Territory for the Field of Use.

4.7 Recalls, Market Withdrawals or Corrective Actions. In the event that any Regulatory Authority issues or requests a recall or withdrawal, or takes a similar action in connection with, a Licensed Product in a Territory, or in the event either Party determines that an event, incident or circumstance has occurred that may result in the need for a recall or market withdrawal of a Licensed Product in its Territory, the Party notified of such recall or similar action, or the Party that desires such recall or similar action, will as promptly as possible, notify the other Party’s Alliance Manager, JSC representatives and applicable quality assurance representatives thereof by telephone or e-mail, and will discuss with the other Party the reasons for the recall, market withdrawal or similar action. Each Party will decide whether to conduct a recall or withdrawal of a Licensed Product in its own Territory and the manner in which any such recall will be conducted (except in the case of a government mandated recall, when such Party may act without such advance notice, but will notify the other Party as soon as possible thereafter). Except as may otherwise be agreed to by the Parties, each Party will bear the expense of any such recall or withdrawal in its own Territory. Each Party will make available all of its pertinent records that may be reasonably requested by the other Party in order for a Party to effect a recall of a Licensed Product in its Territory. The Parties’ rights and obligations under this Section 4.7 will be subject to the terms and conditions of any supply agreement(s), including any SDEA or quality related agreements entered into between the Parties. In the event of a conflict between the provisions of any such supply agreement, SDEA or quality related agreements and this Section 4.7, the provisions of such supply agreement, SDEA or quality related agreements will govern with respect to the conflicting provision.

4.8 Ex-Territory Sales; Export Monitoring

4.8.1 Ex-Territory Sales. Subject to Applicable Law, neither Party will engage in any advertising or promotional activities relating to any Licensed Product directed primarily to customers or other buyers or users of such Licensed Product located outside of its Territory or accept orders for Licensed Products from or sell Licensed Products into such other Party’s Territory for its own account (except for those rights retained by CymaBay outside the Field of Use in the Kaken Territory), and, if a Party (or one of its Related Parties) receives, or becomes aware of, any order for any Licensed Product in the other Party’s Territory, it will refer such orders to the other Party, to the extent it is not prohibited from doing so under Applicable Law. For clarity, but subject to Kaken’s rights under Section 10.6, nothing in this Section 4.8.1 will prevent CymaBay and its Related Parties from undertaking, or having undertaken, any of the foregoing activities with respect to any Licensed Product outside of the Field of Use in the Kaken Territory.

4.8.2 Export Monitoring. Each Party will use [***] to monitor and prevent exports of Licensed Products from its own Territory for Commercialization in the other Party’s Territory using methods permitted under Applicable Law that are consistent with its past practice and commonly used in the industry in the relevant Party’s Territory for such purpose (if any), and will promptly inform the other Party of any such exports of Licensed Products from its Territory, and any actions taken to prevent such exports, provided that, for clarity, the foregoing does not restrict CymaBay in performing its obligations under the Supply Agreements, or in exercising any of its retained rights outside the Field of Use. Each Party agrees to take reasonable actions requested in writing by the other Party that are consistent with Applicable Law and commonly used in the industry in the relevant Party’s Territory for such purpose to prevent exports of Licensed Products from its Territory for Commercialization in the other Party’s Territory. For clarity, but subject to Kaken’s rights under Section 10.6, nothing in this Section 4.8.2 will prevent CymaBay and its Related Parties from exporting Licensed Products from the CymaBay Territory for Commercialization of such Licensed Products outside of the Field of Use in the Kaken Territory.

ARTICLE 5

REGULATORY

5.1 Regulatory Filings and Interactions.

5.1.1 Regulatory Responsibilities.

5.1.1.1 Kaken. Kaken, at its sole cost and expense, will be solely responsible for all regulatory matters relating to Licensed Product for use in the Field of Use in the Kaken Territory. Kaken shall use Commercially Reasonable Efforts to obtain all Regulatory Approvals needed to Commercialize a Licensed Product in the Field of Use in the Kaken Territory as soon as reasonably practicable, and to obtain [***] for Licensed Product in the Kaken Territory. Kaken will solely and exclusively own all Regulatory Materials with respect to such Licensed Product for use in the Field of Use in the Kaken Territory, including [***] by Kaken solely with respect thereto. Kaken, at its sole cost and expense, will have the sole and exclusive right to (a) oversee, monitor and coordinate all regulatory actions, communications and filings with, and submissions to, each Regulatory Authority in the Kaken Territory with respect to each Licensed Product for use in the Field of Use, (b) interface, correspond and meet with each Regulatory Authority in the Kaken Territory with respect to Licensed Product for use in the Field of Use, and (c) seek and maintain all Regulatory Filings in the Kaken Territory with respect to each Licensed Product for use in the Field of Use.

5.1.1.2 CymaBay. CymaBay, at its sole cost and expense, will be solely responsible for all regulatory matters relating to a Licensed Product, other than as relates to use in the Field of Use in the Kaken Territory, and will solely and exclusively own all Regulatory Materials with respect thereto, including [***] by or on behalf of CymaBay, but excluding, for clarity, any Regulatory Materials specifically with respect to Licensed Product for use in the Field of Use in the Kaken Territory. CymaBay, at its sole cost and expense, will have the sole and exclusive right to (a) oversee, monitor and coordinate all regulatory actions, communications and filings with, and submissions to, each Regulatory Authority with respect to each Licensed Product, (b) interface, correspond and meet with each Regulatory Authority with respect to each Licensed Product, and (c) seek and maintain all Regulatory Filings with respect to each Licensed Product, in each case of (a), (b) and (c), other than Licensed Products for use in the Field of Use in the Kaken Territory. As provided in Section 3.9.1, CymaBay will provide to Kaken all Nonclinical Study data, CMC data and Clinical Study data in its possession and Control that is reasonably required by Kaken to apply for Regulatory Approval for Licensed Product for use in the Field of Use in the Kaken Territory.

5.1.2 Communications with Regulatory Authorities. Kaken will notify the JSC, including a brief description in English, of the principal issues raised in each Material Communication with Regulatory Authorities with respect to each Licensed Product for the Initial Indication in the Kaken Territory within [***] days after receipt thereof. Upon CymaBay’s request, Kaken will provide to CymaBay, at CymaBay’s expense: (a) a summary translation of such Material Communications in English, (b) complete copies of the original correspondence with such Regulatory Authorities in their native language, or (c) a complete translation of such Material Communications in English, in each case of (a) through (c) within a reasonable period of time following such request. For the purposes of this Section 5.1.2, “Material Communications” with Regulatory Authorities include meetings with Regulatory Authorities, and Regulatory Authority questions or concerns, with respect to significant issues regarding Licensed Product, including issues as to any of the following: [***].

5.1.3 Regulatory Meetings. Kaken will provide CymaBay with reasonable advance notice of all substantive meetings with the Governmental Authorities in the Kaken Territory pertaining to Licensed Product for use in the Field of Use, with as much advance notice as practicable under the circumstances. Kaken will use Commercially Reasonable Efforts, to the extent reasonably practicable, to permit CymaBay to have, at CymaBay’s expense, mutually acceptable representatives of CymaBay attend, solely as a non-participating observer, material, substantive meetings with any Governmental Authorities within the Kaken Territory pertaining to such Licensed Product for use in the Field of Use; provided, however, that (a) if required by the Governmental Authority, attendance by CymaBay will be permitted, (b) attendance by the representatives of CymaBay will not prevent participation of a representative of Kaken due to restrictions imposed by Regulatory Authorities on the number of attendees; and (c) Kaken will not be obligated to change the schedule of such meeting in order to accommodate the schedule of CymaBay’s representatives.

5.1.4 Submissions. Kaken will provide CymaBay with written notice of each of the following events with regard to each Licensed Product for the Initial Indication in the Kaken Territory, within a reasonable period of time following the occurrence thereof, (a) the submission of any filings or applications for Regulatory Approval of such Licensed Product for the Initial Indication in the Kaken Territory to any Regulatory Authority, and (b) receipt or denial of Regulatory Approval for such Licensed Product for the Initial Indication in the Kaken Territory, provided, however, that Kaken will inform CymaBay such event under (a) or (b) prior to public disclosure of such event by Kaken. Kaken, within a reasonable period of time following CymaBay’s written request, will provide to CymaBay, at CymaBay’s cost and expense, a complete copy of any of the filings or applications of clause (a).

5.1.5 Coordination. The activities of Kaken and its Related Parties under this Section 5.1 will be subject to the coordination and other responsibilities of the JSC and the Harmonization Principle.

5.2 Diligence; Standards of Conduct. Kaken and its Related Parties will use Commercially Reasonable Efforts to conduct all such Development (including regulatory) activities needed to obtain Regulatory Approval for at least one Licensed Product in the Initial Indication in the Kaken Territory [***]; provided, however, that [***].

5.3 Costs of Regulatory Affairs. Except as otherwise indicated in this Agreement, each Party will be responsible for all costs and expenses incurred in connection with its efforts to apply for, obtain and maintain Regulatory Approval with respect to Licensed Products in its Territory, and its related regulatory affairs activities.

5.4 Right of Reference. Each Party, on behalf of itself and its Related Parties, hereby grants to the other Party, and at the request of the other Party will grant to the other Party’s Related Parties, a “Right of Reference,” as that term is defined in 21 C.F.R. § 314.3(b) (or any successor rule or analogous law recognized outside of the United States), to, and a right to copy, access, and otherwise use, all information and data (including [***]) included in or used in support of any regulatory filing, Regulatory Approval, [***] or other Regulatory Materials maintained on behalf of such Party (or its Related Parties) that relates to Licensed Product, in each case to the extent necessary for, and solely for use in support of, the applicable Party to obtain Regulatory Approval of Licensed Product in the Kaken Territory or the CymaBay Territory, as applicable. Such other Party will provide a signed statement to this effect, if requested by the Party granted such rights of reference, in accordance with 21 C.F.R. § 314.50(g)(3) (or any successor or analogous Applicable Law outside of the United States). In addition, upon the reasonable request of either Party (on behalf of itself or any of its Related Parties), the other Party will, and will cause its Related Parties to, obtain and provide to the requesting Party certificates or other formal or official attestations concerning the regulatory status of the Licensed Products in the Kaken Territory or the CymaBay Territory, as applicable (e.g., Certificates of Free Sale, Certificates for Export, Certificates to Foreign Governments), at the requesting Party’s request and cost, and provided further that such attestations are reasonably necessary for the requesting Party to exercise its rights under this Agreement. For clarity, Kaken’s rights under this Section 5.4 may be exercised solely as is necessary to support filing for, obtaining and maintaining Regulatory Approval for a Licensed Product for use in the Field of Use in the Kaken Territory. Notwithstanding anything to the contrary in this Agreement other than for Safety Concerns, neither Party nor any of its Related Parties will withdraw or inactivate any Regulatory Filing that the other Party or the other Party’s Related Parties references or otherwise uses pursuant to the rights of reference granted in this Section 5.4.

5.5 Pharmacovigilance. The Parties will cooperate with regard to the reporting and handling of safety information involving the Licensed Products in accordance with all Applicable Law concerning pharmacovigilance and clinical safety, with CymaBay being responsible, at its cost, for maintaining a global safety database, and Kaken being responsible, at its cost, for pharmacovigilance and safety reporting in the Kaken Territory. No later than [***] prior to the enrollment of the first patient in a [***] for the Licensed Product in the Kaken Territory (as such period may be extended by mutual written agreement of the Parties, but within such time to ensure that all regulatory requirements are met), the Parties will negotiate in good faith and enter into a Safety Data Exchange Agreement (“SDEA”), which will define the pharmacovigilance responsibilities of the Parties and include safety data exchange procedures to enable each Party (and their respective related Third Parties, if any) to comply with all of its legal and regulatory obligations related to the Licensed Products.

ARTICLE 6

MANUFACTURE

6.1 Overview of Manufacturing and Supply Obligations. The Parties agree that, except as otherwise provided below, CymaBay shall manufacture (or have manufactured) and supply to Kaken its and its Related Parties’ [***] and commercial requirements of finished drug product for the Licensed Products for use and sale in the Kaken Territory in the Field of Use. Such supply shall be pursuant to the Supply Agreements and Section 6.2, and the commercial supply obligation shall be subject to termination by CymaBay after the applicable time, as provided in Section 6.3.

6.2 Supply Agreements and Quality Agreement.

6.2.1 Clinical Supply Agreement. As soon as practicable following the execution of this Agreement, the Parties will enter into a clinical supply agreement (the “Clinical Supply Agreement”), substantially in the form attached as Schedule 6.2.1 of this Agreement (with such changes as the Parties may mutually agree to), pursuant to which CymaBay will supply Kaken’s and its Related Parties’ clinical requirements of [***] for the Licensed Products for the Kaken Territory for the Field of Use at the Clinical Transfer Price [***] and at [***].

6.2.2 Non-Clinical Supply. CymaBay will supply Kaken’s and its Related Parties’ requirements of [***] included in the Licensed Product to be used in connection with Kaken’s Nonclinical Studies and CMC Activities. The price for such [***] shall be at [***].

6.2.3 Commercial Supply Agreement. [***], the Parties will negotiate reasonably and in good faith and enter into a commercial supply agreement (the “Commercial Supply Agreement”) pursuant to which CymaBay will supply Kaken’s and its Related Parties’ commercial requirements of finished drug product for the Licensed Products for the Kaken Territory for the Field of Use, such Commercial Supply Agreement to be commercially reasonable and typical for the pharmaceutical industry, which will include customary commercial terms such as, by way of non-limiting examples, the right to receive a fair allocation of supply relative to CymaBay and its Affiliates and other licensees, sublicensees and distributors in the event of supply shortfall, and the right to require a second or alternative source of supply.

6.2.4 Quality Agreement. Simultaneously with the Clinical Supply Agreement and Commercial Supply Agreement, the Parties will negotiate reasonably and in good faith and enter into a quality agreement for non-clinical and clinical use as well as commercial use, respectively, governing all manufacturing and quality control and quality assurance aspects for the supply of Licensed Product to meet the requirements of Applicable Law and local market standards in the Kaken Territory and that will be commercially reasonable and typical for the pharmaceutical industry.

6.3 Supply Agreement Termination. No earlier than [***] after the date of First Commercial Sale of the first Licensed Product in the Kaken Territory, CymaBay may give notice (a “CymaBay Supply Termination Notice”) to Kaken that CymaBay is terminating its supply obligations under the Supply Agreements and transferring to Kaken the manufacturing and supply rights regarding Licensed Compound and/or Licensed Product for sale in the Kaken Territory. The termination of such supply obligations under any such CymaBay Supply Termination Notice (the “CymaBay Supply Termination”) shall become effective on the date that is the later of: (a) [***] after the date of such notice, or (b) the date on which either (i) Kaken or its designee obtains Manufacturing accreditation from the applicable Regulatory Authority for Manufacturing Licensed Products for use in the Field of Use for the Kaken Territory, or (ii) Kaken or its Affiliate or Sublicensee obtains the contract rights to purchase, from qualified Third Party manufacturers, its requirements for Licensed Product for sale in the Kaken Territory, provided that the CymaBay Supply Termination will in any event occur no later than [***] after such notice; provided further, that if Kaken (or its designee, if applicable) does not obtain such Manufacturing accreditation after good faith reasonable efforts to do so within such [***] period, and Kaken cannot obtain supply from CymaBay’s Third Party manufacturer, the Parties shall discuss a further extension of the CymaBay Supply Termination in good faith. After receipt of a CymaBay Supply Termination Notice, Kaken (and its designee, if applicable) shall use good faith reasonable efforts to obtain as soon as possible Manufacturing accreditation from the applicable Regulatory Authority for Manufacturing Licensed Products for use in the Field of Use for the Kaken Territory, or the contractual rights to purchase Licensed Product for sale in the Kaken Territory. On and after the delivery of the CymaBay Supply Termination Notice, CymaBay shall conduct (and shall cause any of its applicable subcontractors to conduct) a technology transfer to Kaken of the Manufacturing technology as needed to manufacture Licensed Compound and/or the Licensed Product. Such transfer would be conducted as provided in Section 3.9.3 and is intended to ensure that Kaken has either (i) arrangements in place with CymaBay’s Third Party manufacturers for supply of Licensed Compound and Licensed Product or (ii) the CymaBay manufacturing information needed to manufacture Licensed Product, in each case for sale to Kaken for use in the Kaken Territory in the Field of Use commencing a reasonable amount of time prior to the date of the CymaBay Supply Termination, [***].

ARTICLE 7

LICENSES

7.1 License Grants to Kaken.

7.1.1 Development License. Subject to the terms and conditions of this Agreement, CymaBay hereby grants Kaken a non-transferable (except as provided in Section 14.1), sublicensable through multiple tiers (subject to Sections 3.7 and 7.1.4) license under the CymaBay Licensed Technology to Develop Licensed Products in the Field of Use; provided, that such license grant for Development is limited in each case solely for use as and to the extent permitted under this Agreement, and in each case, solely for purposes of obtaining Regulatory Approval of Licensed Products in the Field of Use in the Kaken Territory and Commercializing Licensed Products in the Field of Use in the Kaken Territory. Such Development license to Kaken is exclusive (even as to CymaBay and its Affiliates) to Kaken in the Kaken Territory, and may be exercised outside the Kaken Territory solely to the extent approved in writing by the JSC. Notwithstanding the foregoing license grant, CymaBay retains for clarity the right under the CymaBay Licensed Technology, with the right to grant licenses through multiple tiers in accordance with Section 7.2.4, which will apply mutatis mutandis, (a) (i) to Develop Licensed Products anywhere in the world for obtaining Regulatory Approval of Licensed Products in any indications in the CymaBay Territory and Commercializing Licensed Products in any indications in the CymaBay Territory, and (ii) to Develop Licensed Products anywhere in the world for obtaining Regulatory Approval of Licensed Products outside of the Field of Use in the Kaken Territory and Commercializing Licensed Products outside of the Field of Use in the Kaken Territory, but subject to Kaken’s rights under Section 10.6, and (b) to perform, and have performed, its obligations under the Initial Indication Development Plan, including the CMC Work Plan.

7.1.2 Commercialization License in the Kaken Territory. Subject to the terms and conditions of this Agreement, CymaBay hereby grants Kaken a non-transferable (except as provided in Section 14.1), sublicensable through multiple tiers (subject to Section 7.1.4), exclusive (even as to CymaBay and its Affiliates) license under the CymaBay Licensed Technology to Commercialize Licensed Products solely in the Field of Use in the Kaken Territory.

7.1.3 Conditional Manufacturing License. Subject to the terms and conditions of this Agreement, and exercisable only following delivery of a CymaBay Supply Termination Notice or as otherwise provided in the terms of the Supply Agreements, CymaBay hereby grants Kaken a non-transferable (except as provided in Section 14.1), sublicensable through multiple tiers (subject to Section 7.1.4), non-exclusive license under the CymaBay Licensed Technology to Manufacture and have Manufactured Licensed Products anywhere in the world solely for (a) Development solely for purposes of obtaining Regulatory Approval of Licensed Products in the Field of Use in the Kaken Territory; and (b) Commercialization of Licensed Products in the Field of Use in the Kaken Territory. In no event, whether pursuant to rights under this Agreement or the Supply Agreements, will Kaken or any of its Related Parties have the right to Manufacture Licensed Products for Development (except as otherwise approved by the JSC) or Commercialization in the CymaBay Territory or for Development or Commercialization outside of the Field of Use in the Kaken Territory, but subject to Kaken’s rights under Section 10.6. For clarity, notwithstanding the foregoing conditional license grant, CymaBay retains the right under the CymaBay Licensed Technology, with the right to grant licenses through multiple tiers in accordance with Section 7.2.4, to Manufacture and have Manufactured Licensed Products anywhere in the world: (i) (A) for Development of Licensed Products and Commercialization of Licensed Products in any indications in the CymaBay Territory, (B) for Development of Licensed Products and Commercialization of Licensed Products outside of the Field of Use in the Kaken Territory, but subject to Kaken’s rights under Section 10.6, and (C) for Development of Licensed Products in the Field of Use in the Kaken Territory, and (ii) to supply (or have supplied) Licensed Products to Kaken pursuant to the Supply Agreements (or any other supply agreement covering Licensed Product that may be agreed to between the Parties).

7.1.4 Kaken Sublicensing Terms.

(a) In addition to its subcontracting rights pursuant to Section 3.7:

(i) Kaken will have the right to sublicense any of its rights under Sections 7.1.1, 7.1.2 and 7.1.3, to any of its Affiliates without the prior consent of CymaBay, but subject to the requirements of this Section 7.1.4; and

(ii) Kaken will have the right to sublicense any of its rights under Sections 7.1.1, 7.1.2 and 7.1.3 to any Third Party with CymaBay’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), subject to the requirements of this Section 7.1.4; provided, however, that, for clarity, Kaken’s appointment of a Third Party distributor will not constitute a sublicense of Kaken’s rights under Section 7.1.2 requiring CymaBay’s prior written consent, but any other sublicensing of Commercialization activities relating to Licensed Products in the Kaken Territory will be a sublicense requiring such CymaBay’s prior written consent in accordance with the foregoing sentence.

(b) Without limiting Section 7.1.4(a)(i), each sublicense granted by Kaken pursuant to this Section 7.1.4, and sublicense or subcontracting agreement entered into by Kaken pursuant to Section 3.7, will be subject and subordinate to this Agreement and will contain provisions consistent with the terms and conditions of this Agreement. As soon as reasonably practicable after entry into any such sublicense or subcontracting agreement, Kaken will provide CymaBay with a copy of any such executed agreement that includes a material sublicense granted hereunder (which copy may be redacted to remove financial provisions and other provisions that are not necessary to monitor compliance with this Section 7.1.4). Each such sublicense agreement will contain the following provisions: (i) a requirement that the Sublicensee comply with the confidentiality and non-use provisions of Section 9.1 with respect to CymaBay’s Confidential Information, (ii) if such sublicense agreement contains a sublicense of rights granted under Section 7.1.2, such sublicense agreement will also contain the following provisions: (A) a requirement that the Sublicensee submit applicable sales or other reports to Kaken to the extent necessary or relevant to the reports required to be made or records required to be maintained under this Agreement, and (B) the audit requirement set forth in Section 8.7, (iii) a requirement that the Sublicensee comply with the applicable provisions under any in-license agreement, (iv) provisions whereby such sublicensee undertakes to indemnify and defend CymaBay for all matters covered by Section 11.1 for which sublicensee may be responsible, and (v) provisions whereby Kaken obtains ownership of, or a fully sublicensable non-exclusive (or exclusive) license (or an option to obtain such license) under and to, any Know-How and Patents that are developed by the Sublicensee in the performance of such agreement and are reasonably necessary or useful to the Development, Manufacture or Commercialization of Licensed Products in the Field of Use; provided that the foregoing requirement to obtain ownership of, or a fully sublicensable non-exclusive (or exclusive) license (or an option to obtain such license) will not apply to any improvements unless such improvements are reasonably necessary to the Development, Manufacture or Commercialization of those Licensed Products in the Field of Use.

(c) Notwithstanding any sublicense granted pursuant to this Section 7.1.4, Kaken will (i) remain primarily liable to CymaBay for the performance of all of Kaken’s obligations under, and Kaken’s compliance with all provisions of, this Agreement and (ii) be liable for any act or omission of any such Sublicensee that is a breach of any of Kaken’s obligations under this Agreement as though the same were a breach by Kaken, and CymaBay shall have the right to proceed directly against Kaken without any obligation to first proceed against such Sublicensee for any such breach or liability. Each (sub)license by Kaken and its Affiliates will be subject to the applicable terms and conditions of this Agreement. For clarity, Kaken grants no rights hereunder to permit CymaBay to proceed directly against a Sublicensee.

7.1.5 Rights Regarding Combination Products.

(a) While the license rights granted by CymaBay to Kaken in Sections 7.1.1, 7.1.2, and 7.1.3 include the exclusive license rights with respect to Combination Products solely in the Kaken Territory in the Field of Use, the Parties agree that Kaken and its Related Parties shall not, and Kaken covenants that it and its Related Parties shall not, Develop or Commercialize any Combination Product, unless and until the Parties agree as to the financial and related terms for such activities, as provided in Section 7.1.5(b). Kaken hereby covenants that it and its Related Parties shall not Develop or Commercialize any Combination Product except as provided pursuant to such agreement of the Parties pursuant to Section 7.1.5(b).

(b) If Kaken desires to Develop and Commercialize in the Kaken Territory a particular Combination Product, Kaken shall notify CymaBay of such desire, which notice shall provide all the material details of the proposed Combination Product, and the proposed financial structure for compensating CymaBay for such Combination Product (which structure shall, as much as practicable, provide to CymaBay compensation equivalent to what it would receive for supply and sale of Licensed Product hereunder). If such a notice is given by Kaken, then the Parties shall meet thereafter and discuss Kaken’s request and proposal, and shall negotiate reasonably and in good faith with the goal of reaching agreement and entering into an amendment to this Agreement that provides for the financial terms, and any other needed terms, for Kaken to have the right to Develop and Commercialize such Combination Product in Field of Use in the Kaken Territory.

7.1.6 Limited Covenant Not To Sue. CymaBay hereby covenants that, with respect to any Development work conducted hereunder by Kaken (or its Affiliate) outside the Kaken Territory on Licensed Product for use in the Field of Use that has been approved in writing by the JSC, CymaBay and its Affiliates shall not assert in a legal action against Kaken (or its Affiliate) any of its Intellectual Property rights relating to Licensed Product with respect to such Development work, to the extent such work is intended solely for use in the Kaken Territory in the Field of Use.

7.2 License Grants to CymaBay.

7.2.1 Development Licenses. Subject to the terms and conditions of this Agreement, Kaken hereby grants CymaBay a non-transferable (except as provided in Section 14.1), sublicensable through multiple tiers (subject to Section 7.2.4), terminable (pursuant to the provisions of ARTICLE 13), nonexclusive, royalty-free and fully paid license under the Kaken Program IP (a) to Develop Licensed Products anywhere in the world solely for obtaining Regulatory Approval of Licensed Products in any indications in the CymaBay Territory and Commercializing Licensed Products in any indications in the CymaBay Territory, and (b) to Develop Licensed Products anywhere in the world solely for obtaining Regulatory Approval of Licensed Products outside of the Field of Use in the Kaken Territory and Commercializing Licensed Products outside of the Field of Use in the Kaken Territory, but subject to Kaken’s rights under Section 10.6.

7.2.2 Commercialization Licenses in the CymaBay Territory. Subject to the terms and conditions of this Agreement, Kaken hereby grants CymaBay a non-transferable (except as provided in Section 14.1), sublicensable through multiple tiers (subject to Section 7.2.4), terminable (pursuant to the provisions of ARTICLE 13), nonexclusive, royalty-free and fully paid license under the Kaken Program IP (a) to Commercialize Licensed Products in any indications in the CymaBay Territory, and (b) to Commercialize Licensed Products outside of the Field of Use in the Kaken Territory, but subject to Kaken’s rights under Section 10.6.

7.2.3 Manufacturing Licenses. Subject to the terms and conditions of this Agreement and the Supply Agreements (or any other applicable supply agreement between the Parties), Kaken hereby grants CymaBay a non-transferable (except as provided in Section 14.1), sublicensable through multiple tiers (subject to Section 7.2.4), terminable (pursuant to the provisions of ARTICLE 13), nonexclusive, royalty-free and fully paid license under the Kaken Program IP to Manufacture and have Manufactured Licensed Products anywhere in the world solely (a) for Development of Licensed Products and Commercialization of Licensed Products in any indications in the CymaBay Territory, and (b) for Development of Licensed Products and Commercialization of Licensed Products outside of the Field of Use in the Kaken Territory, but subject to Kaken’s rights under Section 10.6.

7.2.4 Sublicensing Terms.

(a) CymaBay will have the right to sublicense any of its rights under Sections 7.2.1, 7.2.2, and 7.2.3 to any of its Affiliates or to any Third Party (which sublicensed rights may be further sublicensable through multiple tiers) without the prior consent of Kaken, subject to the requirements of this Section 7.2.4.

(b) Each sublicense granted by CymaBay pursuant to this Section 7.2.4 will be subject and subordinate to this Agreement and will contain provisions consistent with the terms and conditions of this Agreement. Each such sublicense agreement will contain the following provisions: (i) a requirement that the Sublicensee comply with the confidentiality and non-use provisions of Section 9.1 with respect to Kaken’s Confidential Information, and (ii) a requirement that the Sublicensee comply with the applicable provisions under any in-license agreement of Kaken under which CymaBay elects to take a sublicense pursuant to Section 7.3.2.

(c) Notwithstanding any sublicense granted pursuant to this Section 7.2.4, CymaBay will (i) remain primarily liable to Kaken for the performance of all of CymaBay’s obligations under, and CymaBay’s compliance with all provisions of, this Agreement and (ii) be liable for any act or omission of any such Sublicensee that is a breach of any of CymaBay’s obligations under this Agreement as though the same were a breach by CymaBay, and Kaken shall have the right to proceed directly against CymaBay without any obligation to first proceed against such Sublicensee with respect to such breach or liability. For clarity, CymaBay grants no rights hereunder to permit Kaken to proceed directly against a Sublicensee.

7.3 Third Party In-Licenses; Payments.

7.3.1 Existing In-Licensing Agreements.

7.3.1.1 CymaBay will be responsible for all payments owed by CymaBay that are associated with any agreements to which CymaBay is a party related to the CymaBay Licensed Technology that exist as of the Effective Date (“Existing In-Licensing Agreements”), except as otherwise agreed by Kaken in writing.

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7.3.2 Needed Additional In-Licensing Agreements. If Kaken reasonably determines that it is necessary during the Term to enter into an agreement with a Third Party to in-license any Intellectual Property rights controlled by such Third Party that are necessary for the Exploitation by Kaken of the Licensed Product in the Field of Use in the Kaken Territory where such Intellectual Property rights, but for such in-license, would be infringed, misappropriated or otherwise violated by the use, offer for sale or sale of the Licensed Product in the Kaken Territory in the Field of Use, as such Licensed Product existed on the Effective Date and was disclosed by CymaBay to Kaken in accordance with the technology transfer pursuant to the terms of Section 3.9, then Kaken may enter into a license agreement with such Third Party to in-license such Intellectual Property rights for use in the Exploitation of the Licensed Product in the Kaken Territory in the Field of Use (and also, to manufacture such Licensed Product, if applicable). If Kaken executes and enters into such an in-license agreement, Kaken shall be responsible for any payments owed under such in-license agreement, and Kaken may credit (subject to the below limitation), against amounts owed to CymaBay hereunder, [***] of the royalty payments made by Kaken to the Third Party licensor under such agreement to the extent such royalty payments are payable based on the sales of Licensed Product in Japan by Kaken or its Related Party, provided that any such credit shall not reduce any amount owed to CymaBay hereunder by more than [***] of the amount otherwise owed. [***]

7.4 Combinations. Notwithstanding any other provision of this Agreement, for purposes of the license grants under Section 7.1 with respect to any Licensed Product that is a Combination Product, any such license grant covers only the grant of license rights with respect to the Seladelpar component of such Combination Product.

7.5 Bankruptcy. All rights and licenses granted under or pursuant to this Agreement by a Party to the other are and will otherwise be deemed to be, for purposes of Section 365(n) of the Bankruptcy Code, a license of a right to “intellectual property” as defined under Section 101 of the Bankruptcy Code. The Parties acknowledge and agree that the Parties and their respective Sublicensees, as Sublicensees of such rights under this Agreement, will retain and may fully exercise all of their rights and elections under the Bankruptcy Code and any foreign counterpart thereto. The Parties further agree that upon commencement of a bankruptcy proceeding by or against a Party (the “Bankrupt Party”) under the Bankruptcy Code, the other Party (the “Non-Bankrupt Party”) will be entitled to a complete duplicate of, or complete access to (as the Non-Bankrupt Party deems appropriate), all such intellectual property and all embodiments of such intellectual property. Such intellectual property and all embodiments of such intellectual property will be promptly delivered to the Non-Bankrupt Party (a) upon any such commencement of a bankruptcy proceeding and upon written request by the Non-Bankrupt Party, unless the Bankrupt Party elects to continue to perform all of its obligations under this Agreement, or (b) if not delivered under (a) above, upon the rejection of this Agreement by or on behalf of the Bankrupt Party and upon written request by the Non-Bankrupt Party. The Bankrupt Party (in any capacity, including debtor-in-possession) and its successors and assigns (including any trustee) agree not to interfere with the exercise by the Non-Bankrupt Party or its Related Parties of its rights and licenses to such intellectual property and such embodiments of intellectual property in accordance with this Agreement, and agrees to assist the Non-Bankrupt Party and its Related Parties in obtaining such intellectual property and such embodiments of intellectual property in the possession or control of Third Parties as are reasonably necessary or desirable for the Non-Bankrupt Party to exercise such rights and licenses in accordance with this Agreement. The foregoing provisions are without prejudice to any rights the Non-Bankrupt Party may have arising under the Bankruptcy Code or other Applicable Law.

7.6 Kaken Background Technology. In the event that Kaken (or its Affiliate) uses, develops or acquires rights (including by in-license) to any Kaken Background Technology, Kaken shall give CymaBay written notice of such Kaken Background Technology, including a detailed description thereof. CymaBay shall have the option to obtain a non-exclusive, worldwide license to such Kaken Background Technology, solely (a) to Develop and Commercialize Licensed Products in any indications in the CymaBay Territory, and (b) to Develop and Commercialize Licensed Products outside of the Field of Use in the Kaken Territory, but subject to Kaken’s rights under Section 10.6. CymaBay shall have the right to exercise such option to a license by providing Kaken written notice of its election. Upon such exercise, Kaken is deemed to grant the above license, provided that CymaBay shall pay to Kaken any amounts that Kaken would owe to a Third Party licensor of the applicable Kaken Background Technology, for CymaBay’s (or its Affiliate’s or sublicensee’s) practice of such Kaken Background Technology under the above license.

7.7 No Other Rights. Except as otherwise expressly provided in this Agreement, under no circumstances will a Party or any of its Affiliates, as a result of this Agreement, obtain any ownership interest, license or other right (whether by implication, estoppel or otherwise) in or to any Know-How, Patents or other Intellectual Property rights of the other Party or any of such other Party’s Affiliates, including tangible or intangible items owned, controlled or developed by the other Party or any of such other Party’s Affiliates, or provided by the other Party or any of its Affiliates to the receiving Party or any of its Affiliates at any time, pursuant to this Agreement. Neither Party nor any of its Affiliates will use or practice any Know-How or Patents licensed or provided to such Party or any of its Affiliates outside the scope of or otherwise not in compliance with the rights and licenses granted to such Party and its Affiliates under this Agreement.

ARTICLE 8

PAYMENTS

8.1 Upfront Fee. Within [***] of receipt by Kaken of an invoice therefor, Kaken will pay to CymaBay a one-time, non-refundable, non-creditable payment of Four Billion Five Hundred Million Japanese Yen (4,500,000,000 JPY).

8.2 Regulatory Milestone Payments.

8.2.1 Regulatory Milestones. Kaken will make, pursuant to Section 8.2.2, one-time, non-refundable, non-creditable milestone payments to CymaBay (each, a “Regulatory Milestone Payment”) upon the first achievement of each of the regulatory events as set forth in the below table with respect to Licensed Product (each, a “Regulatory Milestone Event”) by Kaken or its Related Parties.

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8.2.2 Payment Terms for Regulatory Milestone Payments. Kaken will notify CymaBay within five (5) Business Days after the achievement of a Regulatory Milestone Event by Kaken or its Related Parties. CymaBay will invoice Kaken after receipt of such notice for the applicable Regulatory Milestone Payment amount set forth in the above table of Section 8.2.1, and Kaken shall pay to CymaBay such amount within [***] after receipt of such invoice.

8.3 Sales Milestone Payments.

8.3.1 Sales Milestones. Kaken will make, pursuant to Section 8.3.2, one-time, non-refundable, non-creditable milestone payments to CymaBay (each, a “Sales Milestone Payment”) when aggregate Net Sales of Licensed Products in the Kaken Territory in a given Kaken Fiscal Year first reach the JPY threshold values indicated in the table below (each, a “Sales Milestone Event”) during the Term:

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For clarity, the Sales Milestone Payments will each be paid only once, such that, the maximum total amount payable by Kaken to CymaBay under this Section 8.3 is [***] JPY (it being understood that the Sales Milestone Payments will be additive).

8.3.2 Payment Terms for Sales Milestone Payments. Within [***] after the end of each Kaken Fiscal Quarter, Kaken will notify CymaBay of the achievement of a Sales Milestone Event(s) during such Kaken Fiscal Quarter. CymaBay will thereafter invoice Kaken for the applicable Sales Milestone Payment amount set forth in the above table of Section 8.3.1, and Kaken shall pay to CymaBay such amount within [***] after receipt of such invoice; [***].

8.4 Supply Transfer Price; Back-Up Royalties.

8.4.1 Supply Transfer Price During Royalty Term. With respect to Licensed Product supplied by CymaBay to Kaken during the applicable Royalty Term for Licensed Product, and subject to Sections 8.4.3 and 8.6.2, Kaken will make non-refundable, non-creditable payments to CymaBay, on a Licensed Product-by-Licensed Product basis, in an amount, payable in JPY at the time of such supply, equal to the Supply Transfer Price then in effect for such Licensed Product (other than with respect to a Combination Product, [***] for which shall be calculated as provided in the agreement between the Parties under Section 7.1.5(b) for such Combination Product), for each unit of such Licensed Product that CymaBay supplies to Kaken under the Commercial Supply Agreement (or under any other commercial supply agreement between the Parties other than the Clinical Supply Agreement).

8.4.2 Supply Transfer Price Post-Royalty Term. On a Licensed Product-by-Licensed Product basis, after the Royalty Term expires for such Licensed Product and for so long as CymaBay continues to supply such Licensed Product pursuant to the Commercial Supply Agreement, Kaken will make non-refundable, non-creditable payments to CymaBay, on a Licensed Product-by-Licensed Product basis, in an amount, payable in JPY at the time of such supply, equal to [***] (other than with respect to a Combination Product, the [***] for which shall be calculated as provided in the agreement between the Parties under Section 7.1.5(b) for such Combination Product), for each unit of such Licensed Product that CymaBay supplies to Kaken under the Commercial Supply Agreement (or under any other agreement between the Parties).

8.4.3 Back-Up Royalties. If, at any time during the applicable Royalty Term for a Licensed Product, the Commercial Supply Agreement is terminated or is otherwise no longer in effect, including if there is a CymaBay Supply Termination, then, with respect to the sales or other commercial transfer of such Licensed Product in the Kaken Territory, Kaken will make non-refundable, non-creditable royalty payments in JPY to CymaBay at a royalty rate equal to [***] of Net Sales of such Licensed Product. On a Licensed Product-by-Licensed Product basis, the royalties due under this Section 8.4.3 will be payable until the latest to occur of (a) the expiration of the last Valid Claim of the Royalty Patents Covering such Licensed Product in the Kaken Territory, (b) the expiration of Regulatory Exclusivity for such Licensed Product in the Kaken Territory, and (c) ten (10) years after the First Commercial Sale of such Licensed Product in the Kaken Territory (the “Royalty Term”, as to the applicable Licensed Product).

8.5 Additional Supply Transfer Price and Back-Up Royalty Terms.

8.5.1 Only One Royalty. In the event Section 8.4.3 applies as to sale of a Licensed Product, only one royalty will be due thereunder with respect to the sale of the same unit of Licensed Product, even if the manufacture, use, sale, offer for sale or importation of such Licensed Product is Covered by more than one claim of the Royalty Patents.

8.5.2 Reduction for Loss of Patent Protection. On a Licensed Product-by-Licensed Product basis, upon the expiration of the last Valid Claim of the Royalty Patents Covering such Licensed Product in the Kaken Territory then: (i) the amount owed by Kaken under Section 8.4.1 for supply by CymaBay of such Licensed Product after such occurrence shall be [***], and (ii) if applicable, the royalties payable to CymaBay under Section 8.4.3 will be [***]; provided, that no such reduction shall apply under this Section 8.5.2 if any reduction under Section 8.5.3 applies.

8.5.3 Royalty Reduction for Generic Competition. With respect to a particular Licensed Product being sold in the Kaken Territory, on a Licensed Product-by-Licensed Product basis and a Kaken Fiscal Quarter-by-Kaken Fiscal Quarter basis, if the Generic Competition Percentage in the Kaken Territory with respect to such Licensed Product for all sales in such Kaken Fiscal Quarter equals or exceeds [***], then beginning from the immediately following Kaken Fiscal Quarter: (i) the amount owed by Kaken under Section 8.4.1 for supply of such Licensed Product during such Kaken Fiscal Quarter shall be [***] (with applicable adjustments for amounts already paid by Kaken for such supply, if needed), or (ii) if applicable, the royalties on Net Sales payable to CymaBay under Section 8.4.3 shall be [***].

8.5.4 Minimum Floor. In no event will the Supply Transfer Price or, if applicable, the royalties payable to CymaBay under Section 8.4.3, be reduced for any particular amount owed by more than [***] of the amount that otherwise would have been due and payable to CymaBay but for the reductions set forth in Sections 8.5.2 and 8.5.3, and further, in no event will the Supply Transfer Price (whether during or after the Royalty Term) be reduced to the amount that is less than [***]. Kaken may not carry forward any reductions or credits that are not applied against the amounts payable to CymaBay hereunder as a result of the foregoing floor.

8.5.5 Transfer Price Revisions. In the event that at any time [***] for a Licensed Product is less than [***], the Parties will negotiate reasonably and in good faith to agree on a new Supply Transfer Price that is fair and reasonable to both Parties; provided, that, in such circumstance, until the Parties mutually agree on a new Supply Transfer Price, then: (a) the existing Supply Transfer Price will continue to apply, and (b) the Parties will submit the determination of such a new Supply Transfer Price to Expedited Arbitration under Section 14.3.4.

8.5.6 Other Amounts Payable. With respect to any amounts owed under this Agreement by one Party to the other for which no other invoicing and payment procedure is specified herein, within [***] after the end of each Kaken Fiscal Quarter, each Party will provide an invoice, together with reasonable supporting documentation, to the other Party for such amounts owed in respect of such Kaken Fiscal Quarter. The owing Party will pay any undisputed amounts within [***] of receipt of the invoice, and any disputed amounts owed by a Party will be paid within [***] of resolution of the dispute.

8.6 Payment Terms.

8.6.1 Manner of Payment. All payments to be made by Kaken hereunder will be made in Dollars or Yen, as the same has been specified in the applicable provision of this Agreement, by wire transfer to such bank account as CymaBay may designate.

8.6.2 Reports and Back-Up Royalty Payments. All amounts payable to CymaBay pursuant to Section 8.4.3, if applicable, will be paid in JPY within [***] after the end of each Kaken Fiscal Quarter. Each such payment of royalties due to CymaBay will be accompanied by a written report showing in JPY the amount of Net Sales of Licensed Products and the royalty due for such Kaken Fiscal Quarter. The report will include, at a minimum, the following information for the applicable Kaken Fiscal Quarter, each listed by Licensed Product: (a) the number of units of each Licensed Product on which royalties are owed to CymaBay hereunder sold either by Kaken or its Related Parties, (b) the gross amount received for such sales, (c) Net Sales (including all permitted deductions taken or applied), and (d) the royalties owed to CymaBay. All such reports will be treated as Confidential Information of Kaken.

8.6.3 Reports for CymaBay Royalty Payments. Kaken acknowledges that CymaBay has a royalty obligation payable to Janssen Pharmaceutica NV (“Janssen”) pursuant to an in-license agreement dated as of June 6, 2006 (the “Janssen License Agreement”). To facilitate CymaBay’s calculation of such royalty obligation for sales of Licensed Product by or on behalf of Kaken in the corresponding period, Kaken will provide CymaBay with a written report within [***] of the end of each Kaken Fiscal Quarter in which sales of Licensed Product have been made by or on behalf of Kaken. The report will include the following information (in JPY) for the applicable Kaken Fiscal Quarter: (a) the gross amount invoiced by Kaken and its Related Parties (including any distributors) to Third Party purchasers from the sale or distribution to Third Parties of Licensed Product, [***]. All such reports will be treated as Confidential Information of Kaken but CymaBay will be allowed to share such reports with Janssen in connection with CymaBay’s payment of royalties pursuant to the Janssen License Agreement, including subject to its duties to maintain the confidentiality of such information.

8.7 Records and Audits. Kaken will keep, and will cause its Related Parties to keep, complete, true and accurate books and records in accordance with the applicable Accounting Standards in relation to this Agreement, including in relation to Net Sales and royalties and other amounts owed hereunder. Kaken will keep, and will cause its Related Parties to keep, such books and records for at least three (3) years following the Kaken Fiscal Year to which they pertain. CymaBay may, upon written request, cause an internationally recognized independent accounting firm (the “Auditor”), which is reasonably acceptable to Kaken, to inspect the relevant records of Kaken and its Affiliates to verify the payments made by Kaken and the related reports, statements and books of accounts, as applicable. Before beginning its audit, the Auditor will execute an undertaking reasonably acceptable to Kaken by which the Auditor agrees to keep confidential all information reviewed during the audit. The Auditor will have the right to disclose to CymaBay only its conclusions regarding any payments owed under this Agreement and the basis for such conclusions (if material to CymaBay). Kaken and its Affiliates will make their records available for inspection by the Auditor during regular business hours at such place or places where such records are customarily kept, upon receipt of reasonable advance notice from CymaBay. The records will be reviewed solely to verify the accuracy of Kaken’s royalties and other payment obligations and compliance with the financial and reporting terms of this Agreement. Such inspection right will not be exercised more than once in any Kaken Fiscal Year and not more frequently than once with respect to records covering any specific period of time. In addition, CymaBay will only be entitled to audit the books and records of Kaken for the three (3) Kaken Fiscal Years prior to the Kaken Fiscal Year in which the audit request is made. CymaBay agrees to hold in strict confidence all information received and all information learned in the course of any audit or inspection, except to the extent necessary to enforce its rights under this Agreement or to the extent required to comply with any Applicable Law or judicial order. The Auditor will provide its audit report and basis for any determination to Kaken at the time such report is provided to CymaBay before it is considered final. If the final result of the inspection reveals an underpayment or overpayment by Kaken, the underpaid or overpaid amount will be settled promptly, with Kaken paying to CymaBay any such underpayment within [***] of the report, and any overpayment being credited against any subsequent payment owed by Kaken. CymaBay will pay for such inspections, as well as its expenses associated with enforcing its rights with respect to any payments hereunder, except, if an underpayment of more than [***] of the total payments due hereunder for the applicable year is discovered, then the fees and expenses charged by the Auditor will be paid by Kaken.

8.8 Taxes.

8.8.1 Kaken may withhold from payments due to CymaBay amounts for payment of any withholding tax that is required by Applicable Law to be paid to any taxing authority on behalf of CymaBay with respect to such payments. Kaken will provide CymaBay all relevant documents and correspondence, and will also provide to CymaBay any other cooperation or assistance on a reasonable basis as may be necessary to enable CymaBay to claim exemption from such withholding taxes and/or to receive a refund of such withholding tax or claim a foreign tax credit. Kaken will give proper evidence from time to time as to the payment of any such tax. The Parties will cooperate with each other in seeking deductions under any double taxation or other similar treaty or agreement from time to time in force. Such cooperation may include (a) Kaken making payments from a single source in the U.S., where possible and necessary for enabling CymaBay to claim deductions, (b) CymaBay confirming that it is entitled to exemption from withholding tax on the royalties under this Agreement under the U.S.-Japan income tax convention, (c) if it is entitled to that exemption, CymaBay preparing and submitting to Kaken the applicable application form for the above income tax convention and any other attachment thereto so that Kaken for the benefit of CymaBay will file them with the relevant taxation office in Japan prior to the payment from Kaken to CymaBay pursuant to this Agreement, (d) Kaken making such filing in a timely manner, and (e) if such withholding tax is payable, Kaken filing the application for certification of tax payment that is duly prepared and submitted to Kaken by CymaBay with the relevant taxation office in Japan in a timely manner.

8.8.2 Apart from any taxes withheld by Kaken pursuant to the provisions of Section 8.8.1 and those deductions expressly included in the definition of Net Sales, the amounts payable hereunder will not be reduced on account of any taxes, charges, duties or other levies.

8.9 Blocked Payments. In the event that, by reason of Applicable Law in the Kaken Territory, it becomes impossible or illegal for Kaken to transfer, or have transferred on its behalf, payments owed to CymaBay hereunder, Kaken will promptly notify CymaBay of the conditions preventing such transfer and such payments will be deposited in local currency in the Kaken Territory to the credit of CymaBay in a recognized banking institution designated by CymaBay or, if none is designated by CymaBay within a period of [***], in a recognized banking institution selected by Kaken, as the case may be, and identified in a written notice given to CymaBay pursuant to Section 14.10.

8.10 Interest on Late Payments. If a Party does not receive payment of any sum due to it on or before the due date therefor, interest shall thereafter accrue on the sum due to such Party from the due date until the date of payment at a rate of [***] (recalculated and compounding as of the end of each Kaken Fiscal Quarter), or the maximum rate allowable by Applicable Law, whichever is less, and any such accrued interest shall be paid to such Party by the owing Party at the time the related payment is made; provided, however, that [***].

8.11 Mutual Convenience. The royalty and other payment obligations set forth hereunder have been agreed to by the Parties for the purpose of reflecting and advancing their mutual convenience, including the ease of calculating and paying royalties and other amounts owed to CymaBay.

ARTICLE 9

CONFIDENTIALITY AND PUBLICATION

9.1 Nondisclosure and Non-Use Obligations.

9.1.1 During the Term and for a period of five (5) years thereafter, all Confidential Information disclosed by one Party to the other Party under this Agreement will be maintained in confidence by the receiving Party (and its Affiliates) and will not be disclosed to a Third Party or used for any purpose except pursuant to the licenses granted under this Agreement as otherwise set forth herein, without the prior written consent of the disclosing Party, except that the foregoing obligations shall not apply to particular Confidential Information that the receiving Party can demonstrate:

(a) is known by the receiving Party at the time of its receipt, and not through a prior disclosure by the disclosing Party, as documented by the receiving Party’s business records;

(b) is known to the public before its receipt from the disclosing Party, or thereafter becomes generally known to the public through no breach of this Agreement by the receiving Party;

(c) is subsequently disclosed to the receiving Party by a Third Party who is not known by the receiving Party to be under an obligation of confidentiality to the disclosing Party; or

(d) is developed by the receiving Party independently of and without use of or access to any Confidential Information received from the disclosing Party, as documented by the receiving Party’s business records.

For clarity, all information and data relating to the inventions claimed by Patents within the New CymaBay IP and the CymaBay Licensed Technology and the Know-How specific thereto, will be Confidential Information of CymaBay, and all information and data relating to the inventions claimed by Patents within the Kaken Licensed Technology and the Know-How specific thereto, will be Confidential Information of Kaken. Specific aspects or details of Confidential Information will not be deemed to be within the public domain or in the possession of the receiving Party merely because the Confidential Information is encompassed by more general information in the public domain or in the possession of the receiving Party. Further, any combination of Confidential Information will not be considered in the public domain or in the possession of the receiving Party merely because individual elements of such Confidential Information are in the public domain or in the possession of the receiving Party unless the combination and its principles are in the public domain or in the possession of the receiving Party.

The existence and terms and conditions of this Agreement are hereby deemed to be the Confidential Information of each Party.

9.1.2 Notwithstanding the obligations of confidentiality and non-use set forth above in Section 9.1.1, a receiving Party may provide Confidential Information of the other Party, and may disclose the existence and particular terms and conditions of this Agreement, in each case, as may be reasonably required in order to perform its obligations or to exercise its rights under this Agreement, with the foregoing disclosures specifically limited to: (a) Related Parties, and their employees, directors, agents, consultants, or advisors to the extent reasonably needed for the performance of its obligations or exercise of its rights under this Agreement, in each case who are under an obligation of confidentiality with respect to such information that is no less stringent than the terms of this ARTICLE 9; (b) Governmental Authorities or Regulatory Authorities in order to obtain Patents or perform its obligations or exercise its rights under this Agreement, provided that such Confidential Information will be disclosed only to the extent reasonably necessary to do so, and where permitted, subject to confidential treatment; (c) those entitled to receive such information, pursuant to a disclosure that is required by Applicable Law, including by the rules or regulations of the United States Securities and Exchange Commission or similar regulatory agency in a country other than the United States or of any stock exchange or listing entity; (d) with respect to the terms and conditions of this Agreement only, any bona fide actual or prospective acquirers, merger partners, underwriters, investors, lenders or other financing sources and any bona fide actual or prospective collaborators, licensors, Sublicensees, licensees or strategic partners and to employees, directors, agents, consultants or advisers of such Third Party, in each case who are under obligations of confidentiality and non-use with respect to such information that are no less stringent than the terms of this ARTICLE 9 (but of duration customary in confidentiality agreements entered into for a similar purpose), or, with respect to recipients who are lawyers or certified accountants, are subject to professional obligations that impose such confidentiality and non-use requirement; and (e) to any Third Party licensor of rights hereunder to the extent a Party is required to do so pursuant to the terms and conditions of an in-license agreement with such Third Party relating to the intellectual property rights sublicensed by such Party hereunder. If a Party is required by Applicable Law to disclose Confidential Information of the other Party that is subject to the confidentiality or non-disclosure provisions of this ARTICLE 9, such Party will promptly inform the other Party of the disclosure that is being sought to provide the other Party an opportunity to challenge, limit, and/or seek a protective or similar order regarding the disclosure. Notwithstanding Section 9.1, Confidential Information that is permitted or required to be disclosed hereunder will remain otherwise subject to the confidentiality and non-use provisions of this ARTICLE 9. If either Party concludes that a copy of this Agreement must be filed with the United States Securities and Exchange Commission or similar regulatory agency in a country other than the United States, such Party will, a reasonable time prior to any such filing, provide the other Party with a copy of such agreement showing any provisions hereof as to which the Party proposes to request confidential treatment, will provide the other Party with an opportunity to comment on any such proposed redactions and to suggest additional redactions, and will take such Party’s reasonable comments into consideration before filing such agreement and use reasonable efforts to have terms identified by such other Party afforded confidential treatment by the applicable regulatory agency.

9.2 Publication and Publicity.

9.2.1 Publication. Except for disclosures permitted pursuant to Sections 9.1 and 9.3.3, if a Party wishes to make a publication or public presentation that (x) contains the Confidential Information of the other Party, or (y) discloses or discusses any results of Development activities under this Agreement in the Kaken Territory, or (z) mentions Kaken or CymaBay with regards to this Agreement or any activities in connection with this Agreement in the Kaken Territory, such Party will deliver to the other Party a copy of the proposed written publication or presentation at least [***] prior to submission for publication or presentation. The other Party will have the right (a) to propose modifications to the publication or presentation for patent reasons or trade secret reasons or to remove Confidential Information of the other Party, and such Party will remove all Confidential Information of the other Party if so requested by the other Party and otherwise will incorporate the other Party’s reasonable comments, or (b) to request a reasonable delay in publication or presentation in order to protect patentable information. If the other Party requests a delay, such Party will delay submission or presentation for a period of [***] (or such shorter period as may be mutually agreed by the Parties) to enable the other Party to file patent applications protecting the other Party’s rights in such information. With respect to any proposed publications or disclosures by investigators or academic or non-profit collaborators, such materials will be subject to review under this Section 9.2.1 to the extent that such Party has the right and ability (after using Commercially Reasonable Efforts to obtain such right and ability) to do so. Such Party will not submit or publish any article or other publication to or with any scientific journal or other publisher that requires, as a condition of publication, that such Party agrees to make available to the publisher or Third Parties any Materials that are the subject of the publication.

9.2.2 Publicity. Except as permitted in Section 9.1, 9.2.1 or 9.3, the terms and conditions of this Agreement may not be disclosed by either Party, and neither Party will use the name or any other Trademarks of the other Party or the name of its employees in any publicity, news release or other disclosure relating to this Agreement, its subject matter, or the activities of the Parties under the Collaboration without the prior express written permission of the other Party, except (a) as may be required by Applicable Law, including by the rules or regulations of the United States Securities and Exchange Commission or similar regulatory agency in any country other than the United States or of any stock exchange or listing entity, provided that the Party making such disclosure or use of the name or other Trademarks of the other Party or the name of its employees, gives the other Party reasonable prior notice and otherwise complies with Section 9.1.2, or (b) as expressly permitted by the terms and conditions of this Agreement.

9.3 Press Release.

9.3.1 The Parties will issue the press releases in Schedule 9.3.1 on January 9, 2023, or such other mutually agreed date.

9.3.2 Except as provided in Section 9.2.2 or this Section 9.3, neither Party will issue a press release or public announcement relating to this Agreement without the prior written approval of the other Party (such approval not to be unreasonably withheld, conditioned or delayed), except that a Party may (a) once a press release or other public statement is approved in writing by both Parties, make subsequent public disclosure of the information contained in such press release or other written statement without the further approval of the other Party, and (b) issue a press release or public announcement as required by Applicable Law, including by the rules or regulations of the United States Securities and Exchange Commission or similar regulatory agency in a country other than the United States or of any stock exchange or listing entity, provided that the Party issuing such press release gives reasonable prior notice to the other Party of and the opportunity to comment on the press release or public announcement, and otherwise complies with this ARTICLE 9. In addition, CymaBay may with Kaken’s prior written approval, such approval not to be unreasonably withheld, conditioned or delayed, issue a press release regarding the payment or receipt of any milestone payments under this Agreement with respect to any Licensed Products, provided, that such press release complies with this Section 9.3.

9.3.3 Notwithstanding anything in this Section 9.3 to the contrary, either Party may issue a press release or make a public disclosure relating to such Party’s Development, Manufacturing or Commercialization activities under this Agreement with respect to Licensed Products in such Party’s Territory, provided that such press release or public disclosure does not disclose Confidential Information of the other Party. Prior to making any such disclosure under this Section 9.3.3 however, the disclosing Party will provide the other Party with a draft of such proposed disclosure within a reasonable time (but at least five (5) Business Days) prior to disclosure for the other Party’s review and comment, and the disclosing Party will consider in good faith any timely comments provided by the other Party.

ARTICLE 10

REPRESENTATIONS, WARRANTIES AND COVENANTS

10.1 Mutual Representations and Warranties. Each Party represents and warrants to the other Party that, as of the Effective Date:

10.1.1 such Party is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or formation;

10.1.2 such Party has all requisite corporate power and corporate authority to enter into this Agreement and to carry out its obligations under this Agreement;

10.1.3 all requisite corporate action on the part of such Party, its directors and stockholders required by Applicable Law for the authorization, execution and delivery by such Party of this Agreement, and the performance of all obligations of such Party under this Agreement, has been taken;

10.1.4 the execution, delivery and performance of this Agreement, and compliance with the provisions of this Agreement, by such Party do not and will not: (a) violate any provision of Applicable Law or any ruling, writ, injunction, order, permit, judgment or decree of any Governmental Authority, (b) constitute a breach of, or default under (or an event which, with notice or lapse of time or both, would become a default under) or conflict with, or give rise to any right of termination, cancellation or acceleration of, or adversely affect any rights under, any agreement, arrangement or instrument, whether written or oral, by which such Party or any of its assets are bound (including, in the case of CymaBay, the CymaBay Licensed Technology and the Licensed Products), or (c) violate or conflict with any of the provisions of such Party’s organizational documents (including any articles or memoranda of organization or association, charter, bylaws or similar documents); and

10.1.5 no consent, approval, authorization or other order of, or filing with, or notice to, any Governmental Authority or other Third Party is required to be obtained or made by such Party in connection with the authorization, execution and delivery by such Party of this Agreement.

10.1.6 this Agreement constitutes a legal, valid and binding obligation of such Party, enforceable against such Party in accordance with its terms, except as enforceability may be limited by applicable equitable principles or bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally.

10.2 Additional Representations and Warranties of CymaBay. CymaBay represents and warrants to Kaken that, as of the Effective Date in the Kaken Territory, except as set forth on Schedule 10.2:

10.2.1 CymaBay or one of its Affiliates is the sole and exclusive owner, or has exclusive rights to, the CymaBay Licensed Technology existing as of the Effective Date. All of the CymaBay Licensed Technology is free and clear of any Liens. No Person has alleged in writing to CymaBay or any of its Representatives that any Third Party owns, in whole or in part, any of the CymaBay Licensed Technology, and to the Knowledge of CymaBay, there is no reasonable basis for any such allegation.

10.2.2 None of the issued CymaBay Licensed Patents existing as of the Effective Date has been adjudged invalid, unenforceable or unpatentable by any Governmental Authority of competent jurisdiction, and, to the Knowledge of CymaBay, there is no prior art or other facts regarding the issued CymaBay Licensed Patents existing as of the Effective Date that would cause such CymaBay Licensed Patents to be invalid or unenforceable.

10.2.3 To the Knowledge of CymaBay, (a) the Exploitation of Licensed Products as contemplated in this Agreement and based upon the CymaBay Licensed Technology as it exists on the Effective Date does not infringe any issued Patent or any pending and published Patent application (were its claims to issue in their form as of the Effective Date) of any Person, and (b) Kaken’s use of the CymaBay Licensed Technology as contemplated in this Agreement, and exercise of its rights under the CymaBay Licensed Technology to Exploit Licensed Products as contemplated hereunder, does not infringe, misappropriate or otherwise violate the trade secret rights or copyrights of any other Person. No written claim or demand of any Third Party has been made, or to the Knowledge of CymaBay, is threatened, against CymaBay or any of its Affiliates, and to the Knowledge of CymaBay there is no Proceeding, or action, claim (including regarding infringement of Intellectual Property), complaint, demand, suit, proceeding, or arbitration brought by a Third Party, pending, or, to the Knowledge of CymaBay, threatened, as of the Effective Date, against CymaBay or any of its Affiliates, in each case that (x)

involves any of the CymaBay Licensed Technology or Licensed Products existing as of the Effective Date or the Exploitation of the foregoing and (y) (i) challenges any rights of CymaBay or any of its Affiliates in any such CymaBay Licensed Technology or Licensed Products, (ii) alleges that any issued Patent within such CymaBay Licensed Technology is invalid or unenforceable, (iii) alleges that the use of any CymaBay Licensed Technology existing as of the Effective Date infringes any issued Patent of a Third Party or infringes, misappropriates or otherwise violates the Intellectual Property rights of any Person, (iv) challenges the transactions contemplated by this Agreement or (v) asserts that the manufacture, use, sale, offer for sale or importation of Licensed Products or the processes used to make Licensed Products is or was infringing or otherwise violates or violated any Intellectual Property of any Person; provided, however, that, “Proceeding” for purposes of the representations and warranties of this Section 10.2.3 includes any notice of non-compliance, summons, subpoena, inquiry or investigation by a Governmental Authority, of any nature, whether civil, criminal, regulatory, or otherwise, in law or in equity, but excludes office actions or similar communications issued by any patent office or comparable registration authority in the ordinary course of prosecution of any patent application within the CymaBay Licensed Patents.

10.2.4 To the Knowledge of CymaBay, each of CymaBay and its Affiliates is and has been in compliance in all material respects with all Applicable Law applicable to and in connection with the Exploitation of the CymaBay Licensed Technology and the Licensed Products, except to the extent any non-compliance would not reasonably be expected to have a material adverse effect on the ability of Kaken to Exploit the Licensed Products in the Field of Use in the Kaken Territory in compliance with all Applicable Law. There are no, and there have not been any, issued judicial orders, writs, injunctions, decrees, judgments or stipulations in force against CymaBay or its Affiliates with respect to the CymaBay Licensed Technology or Licensed Products that would reasonably be expected to have a material adverse effect on the ability of Kaken to Exploit the Licensed Products in the Field of Use in the Kaken Territory in compliance with all Applicable Law.

10.2.5 To the Knowledge of CymaBay, no Third Party has infringed, misappropriated or otherwise violated any CymaBay Licensed Technology.

10.2.6 The CymaBay Licensed Patents owned by CymaBay are both Controlled by and prosecuted by CymaBay and, to the Knowledge of CymaBay, the CymaBay Licensed Patents Controlled but not prosecuted by CymaBay have been filed and diligently Prosecuted and Maintained in accordance with all Applicable Law, including disclosure of all prior art to the relevant patent authority to the extent required by Applicable Law, and with all applicable fees due with respect thereto having been paid.

10.2.7 To the Knowledge of CymaBay, the scientific, technical and other information relating to the CymaBay Licensed Technology and Licensed Products disclosed or made available by CymaBay or any of its Representatives to Kaken in writing in the electronic data room has been true and correct in all respects. Any experimental data therein that purports to be the result of work conducted by or on behalf of CymaBay or its Affiliates is based upon actual experimentation conducted by or on behalf of CymaBay or its Affiliates.

10.2.8 Except as set forth on Schedule 10.2.8, no IND has been filed by CymaBay with any Regulatory Authority in the Kaken Territory with respect to the Licensed Products. CymaBay is not currently assisting any Third Party in preparation for or in connection with filing an IND with respect to the Licensed Products in the Kaken Territory.

10.2.9 CymaBay has the unrestricted right to grant to Kaken the license rights under the CymaBay Licensed Technology in the Kaken Territory that are being granted to Kaken under this Agreement upon the terms set forth herein. Neither CymaBay nor any of its Affiliates has granted any license or sublicense to any rights in the CymaBay Licensed Technology in the Kaken Territory to any Third Party that are in conflict with the rights granted to Kaken in this Agreement.

10.2.10 To the Knowledge of CymaBay, Schedule 1.45 sets forth, with the countries, application numbers and application dates indicated, as applicable, all CymaBay Licensed Patents that have issued or that have been applied for and are pending issuance with any Governmental Authority. If it is subsequently discovered that there exists a Patent in CymaBay’s Control that is a CymaBay Licensed Patent and is not listed on Schedule 1.45, then as the sole remedy for such situation, the Parties shall amend Schedule 1.45 to add such CymaBay Licensed Patent to such Schedule. To the Knowledge of CymaBay, there is no information that, in CymaBay’s reasonable judgment, would likely render any of the granted CymaBay Licensed Patents invalid or unenforceable and that is not part of the publicly available file history, except to the extent such invalidity or unenforceability would not reasonably be expected to have a material adverse effect on the ability of Kaken to Exploit the Licensed Products in the Field of Use in the Kaken Territory in compliance with all Applicable Law.

10.2.11 CymaBay and its Affiliates have taken reasonable and customary measures to maintain and protect, as applicable, the confidentiality of its or their owned Confidential Information within the CymaBay Licensed Technology. Notwithstanding the foregoing, it is acknowledged and agreed by Kaken that CymaBay and its Affiliates have disclosed Confidential Information to (a) Third Parties under an obligation of confidentiality with respect to such information, (b) Governmental Authorities or Regulatory Authorities in order to obtain Patents or develop or submit Regulatory Filings for products, and (c) the extent required by Applicable Law, including by the rules or regulations of the United States Securities and Exchange Commission or similar regulatory agency in a country other than the United States or of any stock exchange or listing entity.

10.2.12 All employees, consultants, contractors and other persons who have contributed to the design, creation, conception, reduction to practice or invention of any Intellectual Property in the applicable CymaBay Licensed Technology or CymaBay Licensed Patents owned by CymaBay have entered into written agreements with CymaBay assigning to CymaBay all rights relating to such design, conception, reduction to practice, or invention of the applicable CymaBay Licensed Technology.

10.2.13 Schedule 10.2.13 sets forth a true and complete list of all material Contracts to which CymaBay or any of its Affiliates is a party and under which CymaBay or its Affiliates have in-licensed Intellectual Property of a Third Party that comprises CymaBay Licensed Technology or is otherwise material to the Exploitation of the Licensed Products in the Field of Use in the Kaken Territory. Except as described in Schedule 10.2.13, none of such Contracts set forth on Schedule 10.2.13 prevent CymaBay from licensing or sublicensing rights to Kaken or require royalties to be paid in connection with a sublicense. True and correct copies of the Contracts set forth on Schedule 10.2.13 have been provided to Kaken, and such Contracts are in full force and effect and have not been modified or amended. Neither CymaBay or its Affiliates nor, to the Knowledge of CymaBay, the other party to such Contracts is in default with respect to a material obligation under, and none of such parties has claimed or, to the Knowledge of CymaBay with respect to such counterparty’s claims against CymaBay or any of its Affiliates, has grounds upon which to claim that the other party is in default with respect to a material obligation under, such Contracts. None of CymaBay and its Affiliates has received any written notice of breach under any of the Contracts listed in Schedule 10.2.13. None of CymaBay and its Affiliates has waived or allowed to lapse any of its material rights under any Contracts listed in Schedule 10.2.13 with respect to Licensed Products, and no such rights have lapsed or otherwise expired or been terminated.

10.2.14 To the Knowledge of CymaBay, there are no Safety Concerns, adverse events or Efficacy Concerns in relation to Clinical Studies of the Licensed Products or issues with any Governmental Authorities in relation to the Regulatory Approval of the Licensed Products for the Initial Indication, other than as has previously been made available as of the Effective Date to Kaken in writing in the electronic data room, that would reasonably be expected to have a material adverse effect on the ability of Kaken or CymaBay to Exploit the Licensed Products in the Field of Use in the Kaken Territory in compliance with all Applicable Law. Without limiting the foregoing, to the Knowledge of CymaBay, CymaBay has made available to Kaken prior to the Effective Date in writing in the electronic data room all material adverse information in its possession with respect to the Safety Concerns, adverse events or Efficacy Concerns in relation to the Development of the Licensed Products or issues with any Governmental Authorities in relation to the Regulatory Approval of the Licensed Products for the Initial Indication.

10.2.15 To the Knowledge of CymaBay, all Clinical Studies and Nonclinical Studies sponsored by CymaBay relating to Licensed Products have been and are being conducted in material compliance with Applicable Law, including GCP requirements, and federal, national, state and local laws, rules, regulations and guidance restricting the use and disclosure of individually identifiable health information. CymaBay has not received any written notices or other written correspondence from the FDA or any other Governmental Authority performing functions similar to those performed by the FDA with respect to any ongoing Clinical Studies and Nonclinical Studies relating to the Licensed Products requiring the termination, suspension or material modification of such Clinical Studies and Nonclinical Studies.

10.2.16 The inventions Covered by the owned CymaBay Licensed Patents: (1) were not conceived, discovered, developed or otherwise made, in whole or in part, using funds provided by the federal government of the U.S. or any agency thereof or any other Governmental Authority; (2) are not a “subject invention” as that term is described in 35 U.S.C. Section 201(e); and (3) are not otherwise subject to the provisions of the Bayh-Dole Act (35 U.S.C. §§ 200-212, as well as any regulations promulgated pursuant thereto, including 37 C.F.R. Part 401).

10.2.17 In connection with the Exploitation of the Licensed Products conducted by CymaBay, CymaBay has maintained as of the Effective Date internal procedures and policies that comply in all material respects with the U.S. Foreign Corrupt Practices Act (15 U.S.C. §§78dd-1, et seq.) and any other applicable anti-bribery or anti-corruption laws (collectively “Anti-Corruption Laws”) and the Physicians’ Payment Sunshine Act.

10.2.18 To the Knowledge of CymaBay, CymaBay has not (a) made an untrue statement of a material fact or fraudulent statement to the FDA or any Governmental Authority with respect to Licensed Products, (b) failed to disclose a material fact required to be disclosed to the FDA or any Governmental Authority with respect to Licensed Products, or (c) committed any other act, made any statement or failed to make any statement, that (in any such case) establishes a reasonable basis for the FDA to invoke its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Policy or for any other state or foreign Governmental Authority to invoke any similar policy with respect to Licensed Products. CymaBay is not the subject of any pending or, to the Knowledge of CymaBay, any threatened investigation by the FDA pursuant to its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy. Neither CymaBay, nor any of its Affiliates has been convicted of any crime or engaged in any conduct which has resulted in or, to the Knowledge of CymaBay, is reasonably likely to result in debarment, exclusion or disqualification by the FDA or any other Governmental Authority. To the Knowledge of CymaBay, none of its collaborators, agents or subcontractors it has used in the Development of the Licensed Products has been convicted of any crime or engaged in any conduct which has resulted in debarment, exclusion or disqualification by the FDA or any other Governmental Authority.

10.2.19 With respect to the Janssen License Agreement, Janssen has provided to CymaBay the technology transfer contemplated by Section 3.4 thereof requested by CymaBay and the transfer of the Materials (as defined therein) contemplated by Section 3.5 thereof, in each case in accordance with the terms of the Janssen License Agreement.

10.3 Warranty Disclaimer. EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THIS AGREEMENT, NEITHER PARTY MAKES ANY REPRESENTATION OR EXTENDS ANY WARRANTY OF ANY KIND, EITHER EXPRESS OR IMPLIED, TO THE OTHER PARTY WITH RESPECT TO ANY PATENTS, KNOW-HOW, MATERIALS, LICENSED PRODUCT, SERVICES, RIGHTS OR OTHER SUBJECT MATTER OF THIS AGREEMENT, AND EACH PARTY HEREBY DISCLAIMS ALL SUCH OTHER WARRANTIES AND ALL IMPLIED WARRANTIES OF MERCHANTABILITY, NONINFRINGEMENT, AND FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO ANY AND ALL OF THE FOREGOING. EACH PARTY HEREBY DISCLAIMS ANY REPRESENTATION OR WARRANTY THAT THE DEVELOPMENT, MANUFACTURE OR COMMERCIALIZATION OF ANY LICENSED PRODUCT PURSUANT TO THIS AGREEMENT WILL BE SUCCESSFUL.

10.4 Certain Covenants.

10.4.1 Compliance. Each Party and its Related Parties will conduct the Collaboration and the Development and Commercialization of the Licensed Products in accordance with all Applicable Law.

10.4.2 No Debarment. Each Party will use reasonable efforts to not use, in any capacity in connection with the Collaboration or the performance of its obligations under this Agreement, any Person that has been debarred pursuant to Section 306 of the FD&C Act, as amended, or that is the subject of a conviction described in such section, or, in the case of Kaken, such equivalent Applicable Law in the Kaken Territory. Each Party agrees to inform the other Party in writing immediately if it or any Person that is performing activities in the Collaboration or under this Agreement, is debarred or is subject to debarment or is the subject of a conviction described in Section 306 of the FD&C Act or, in the case of Kaken, such equivalent Applicable Law in the Kaken Territory, or if any action, suit, claim, investigation or legal or administrative proceeding is pending or, to the notifying Party’s knowledge, is threatened, relating to the debarment or conviction of the notifying Party or any Person or entity used in any capacity by such Party or any of its Affiliates in connection with the Collaboration or the performance of its other obligations under this Agreement.

10.4.3 Conflicting Transactions. During the Term, CymaBay will not, and will cause its Affiliates not to, enter into any agreement granting a license or other right or interest under the CymaBay Licensed Technology that is inconsistent with this Agreement or that would impair the licenses to Kaken as purported to be granted pursuant to this Agreement. During the Term, Kaken will not, and will cause its Affiliates not to, enter into any agreement granting a license or other right under the Kaken Licensed Technology that is inconsistent with this Agreement or that would impair the licenses or other rights granted to CymaBay by Kaken as purported to be granted pursuant to this Agreement.

10.4.4 Internal Procedures and Policies. CymaBay will maintain and enforce in all material respects throughout the Term appropriate internal procedures and policies that comply with the Anti-Corruption Laws and the Physicians’ Payment Sunshine Act (and any equivalent Applicable Law in any other country or jurisdiction outside the United States), including: (A) an applicable code of conduct and (B) provisions for monitoring, training and obtaining certifications of compliance from all Third Parties involved with the Exploitation of the Licensed Products. CymaBay shall provide such reasonable assistance and documentation as may be reasonably necessary for Kaken and its Affiliates to comply with the Anti-Corruption Laws, the Physicians’ Payment Sunshine Act (and any equivalent Applicable Law in any other country or jurisdiction outside the United States).

10.5 Exclusivity.

10.5.1 Subject to Section 10.5.3, [***].

10.5.2 Subject to Section 10.5.3, [***].

10.5.3 Notwithstanding the terms of Section 10.5.1 and Section 10.5.2, it is agreed that, if Kaken undergoes a Change of Control with an Acquirer that was (either directly or through an Affiliate) Developing, Manufacturing or Commercializing a Competing Product prior to the closing of such Change of Control transaction, and Kaken thereby becomes an Affiliate of such Acquirer, then such Acquirer [***].

10.6 Kaken Right of First Negotiation for Additional Indications in the Kaken Territory. CymaBay hereby grants to Kaken a right of first negotiation during the Term of this Agreement to obtain a license (an “Additional Indication Japan License”) under the CymaBay Licensed Technology to Develop, Manufacture and Commercialize Licensed Products for use in any particular Additional Indication (or set of Additional Indications) in the Kaken Territory in the event that CymaBay intends to grant an Additional Indication Japan License to any Third Party with respect to one or more particular Additional Indications. Such right is as follows: If CymaBay intends to grant an Additional Indication Japan License to any Third Party with respect to one or more particular Additional Indications, then CymaBay will provide Kaken written notice of such intent (an “Additional Indication Notice”), [***]. Kaken will have [***] from its receipt of such a Notice to notify CymaBay in writing either of its desire to commence negotiations or its rejection of such proposal. If Kaken notifies CymaBay of its rejection of such proposal, or if Kaken fails to respond to CymaBay in writing during such [***] period, CymaBay will have no further obligations to Kaken under this Section 10.6 with respect to the Additional Indication Japan License that was the subject of the applicable Additional Indication Notice. If Kaken notifies CymaBay of its desire to commerce negotiations during such [***] period, then: (a)

Kaken will have a right of first negotiation to obtain an Additional Indication Japan License consistent with such Additional Indication Notice, such right continuing for a period of [***] after Kaken’s receipt of such Additional Indication Notice from CymaBay (the “Negotiation Period”), and (b) the Parties will promptly commence such negotiations and shall reasonably negotiate the terms of the proposed Additional Indication Japan License during such Negotiation Period, and (c) CymaBay will not, and will ensure that its Affiliates will not, during the Negotiation Period engage in negotiations with any Third Party other than Kaken (and Kaken’s designee(s) for such negotiations) with respect to the Additional Indication Japan License that is the subject of such Additional Indication Notice from CymaBay. During the Negotiation Period, each Party will negotiate with the other in good faith towards executing a license agreement for such Additional Indication Japan License [***] during the Negotiation Period. It is understood that such license agreement can instead be a written amendment to this Agreement if so mutually agreed by the Parties during the Negotiation Period. Upon the expiration of the Negotiation Period, unless Kaken and CymaBay have executed a license agreement (or an amendment to this Agreement) covering such Additional Indication Japan License, CymaBay will be free to enter into negotiations with any Third Party for such Additional Indication Japan License and enter into any agreement for the same; [***].

ARTICLE 11

INDEMNIFICATION; LIMITATION OF LIABILITY; INSURANCE

11.1 General Indemnification by Kaken. Kaken will indemnify, hold harmless and defend CymaBay, its Related Parties, and their respective directors, officers, employees and agents (“CymaBay Indemnitees”) from and against any and all liabilities, damages, costs, fees and expenses (including reasonable attorneys’ fees and litigation expenses) (collectively, “Losses”) incurred in connection with Third Party claims, suits or other legal proceedings (“Claims”) against any CymaBay Indemnitee to the extent arising out of or resulting from: (a) any breach of, or inaccuracy in, any representation or warranty made by Kaken in this Agreement, or any breach or violation of any covenant or agreement of Kaken in, or in the performance of, this Agreement, (b) the [***] by or of Kaken or any of its Related Parties, or any of their respective directors, officers, employees or agents in the performance of Kaken’s obligations or exercise of its rights under this Agreement, or (c) the Development or Commercialization or other Exploitation of Licensed Products by or on behalf of Kaken or any of its Related Parties. Kaken will have no obligation to indemnify the CymaBay Indemnitees to the extent that the Losses arise out of or result from any matters for which CymaBay is obligated to indemnify Kaken under Section 11.2.

11.2 General Indemnification by CymaBay. CymaBay will indemnify, hold harmless, and defend Kaken, its Related Parties and their respective directors, officers, employees and agents (“Kaken Indemnitees”) from and against any and all Losses incurred in connection with Third Party Claims against a Kaken Indemnitee to the extent arising out of or resulting from: (a) any breach of, or inaccuracy in, any representation or warranty made by CymaBay in this Agreement, or any breach or violation by CymaBay of any CymaBay covenant or agreement in this Agreement, (b) the [***] by or of CymaBay or any of its Related Parties, or any of their respective directors, officers, employees or agents in the performance of CymaBay’s obligations under this Agreement, or (c) the Development or Commercialization or other Exploitation of Licensed Products by or on behalf of CymaBay or any of its Related Parties. CymaBay will have no obligation to indemnify the Kaken Indemnitees to the extent that the Losses or Claims arise out of or result from any matters for which Kaken is obligated to indemnify CymaBay under Section 11.1. For clarity, any such Third Party Claims against a Kaken Indemnity, and all Losses from such Claims, that arise out of or result from alleged manufacturing defects in License Product due to the Manufacture by CymaBay of Licensed Product supplied to Kaken are excluded from the obligations of CymaBay under this Section 11.2, as the indemnification for such Claims and Losses is addressed in the indemnification provisions of the Supply Agreements.

11.3 Indemnification Procedure. The Party entitled to indemnification under this ARTICLE 11 (an “Indemnified Party”) will notify the Party potentially responsible for such indemnification (the “Indemnifying Party”) in writing promptly upon being notified of or having actual knowledge of any claim or claims asserted or threatened against the Indemnified Party which could give rise to a right of indemnification under this Agreement; provided, that the failure to give such notice will not relieve the Indemnifying Party of its indemnity obligation hereunder except to the extent that such failure materially prejudices the Indemnifying Party. If the Indemnifying Party has acknowledged in writing to the Indemnified Party the Indemnifying Party’s responsibility for defending a claim, the Indemnifying Party will have the right to defend, at its sole cost and expense, such claim by all appropriate proceedings; provided, that the Indemnifying Party may not enter into any compromise or settlement unless (a) such compromise or settlement imposes only a monetary obligation on the Indemnifying Party and includes as an unconditional term thereof, the giving by each claimant or plaintiff to the Indemnified Party of a release from all liability in respect of such claim; or (b) the Indemnified Party consents to such compromise or settlement, which consent will not be unreasonably withheld, conditioned or delayed unless such compromise or settlement involves (i) any admission of legal wrongdoing by the Indemnified Party, (ii) any payment by the Indemnified Party that is not indemnified under this Agreement, or (iii) the imposition of any equitable relief against the Indemnified Party. The Indemnified Party will cooperate with the Indemnifying Party and may participate in, but not control, any defense or settlement of any claim controlled by the Indemnifying Party pursuant to this Section 11.3 and will bear its own costs and expenses with respect to such participation; provided that the Indemnifying Party will bear such costs and expenses if counsel for the Indemnifying Party will have reasonably determined that such counsel may not properly represent both the Indemnifying Party and the Indemnified Party. If the Indemnifying Party does not elect to assume control of the defense of a claim or if a good faith and diligent defense, in the Indemnified Party’s reasonable opinion, is not being or ceases to be materially conducted by the Indemnifying Party, the Indemnified Party will have the right, at the expense of the Indemnifying Party, upon at least ten (10) Business Days’ prior written notice to the Indemnifying Party of its intent to do so, to undertake the defense of such claim for the account of the Indemnifying Party (with counsel reasonably selected by the Indemnified Party and approved by the Indemnifying Party, such approval not to be unreasonably withheld, conditioned or delayed); provided that the Indemnified Party will keep the Indemnifying Party apprised of all material developments with respect to such claim. The Indemnified Party may not enter into any compromise or settlement without the prior written consent of the Indemnifying Party, such consent not to be unreasonably withheld, conditioned or delayed.

11.4 Limitation of Liability. NEITHER PARTY WILL BE LIABLE TO THE OTHER FOR SPECIAL, INCIDENTAL, CONSEQUENTIAL OR PUNITIVE DAMAGES ARISING OUT OF THIS AGREEMENT, OR THE EXERCISE OF ITS RIGHTS OR THE PERFORMANCE OF ITS OBLIGATIONS HEREUNDER, REGARDLESS OF ANY NOTICE OF SUCH DAMAGES, EXCEPT AS A RESULT OF A BREACH OF ARTICLE 9. NOTHING IN THIS SECTION 11.4 IS INTENDED TO LIMIT OR RESTRICT THE INDEMNIFICATION RIGHTS OR OBLIGATIONS OF EITHER PARTY UNDER THIS ARTICLE 11.

11.5 Insurance. Each Party will obtain and maintain insurance during the Term and for a period of at least two (2) years after the last commercial sale of any Licensed Product for which it is responsible, with a reputable, solvent insurer in an amount appropriate for its business and products of the type that are the subject of this Agreement, and for its obligations under this Agreement. Specifically, each Party will maintain (i) product liability insurance and (ii) clinical trial liability insurance with limits of at least [***] and [***], respectively. Upon request, each Party will provide the other Party with evidence of the existence and maintenance of such insurance coverage.

ARTICLE 12

INTELLECTUAL PROPERTY

12.1 Inventorship.

12.1.1 Determination of Inventorship. Inventorship for inventions and discoveries (including Know-How) first made during the course of the performance of activities pursuant to the Collaboration will be determined in accordance with United States patent laws for determining inventorship.

12.1.2 JRA Exception. Notwithstanding anything to the contrary in this Agreement, each Party will have the right to invoke the America Invents Act Joint Research Agreement exception codified at 35 U.S.C. § 102(c) (the “JRA Exception”) when exercising its rights under this Agreement, but only with prior written consent of the other Party in its sole discretion. If a Party intends to invoke the JRA Exception, once agreed to by the other Party if required by the preceding sentence, it will notify the other Party and the other Party will cooperate and coordinate its activities with such Party with respect to any filings or other activities in support thereof. The Parties acknowledge and agree that this Agreement is a “joint research agreement” as defined 35 U.S.C. § 100(h).

12.2 Ownership.

12.2.1 CymaBay. As between the Parties, CymaBay will own the entire right, title and interest in and to all Know-How (and Patents claiming inventions therein and all other Intellectual Property therein) first developed or conceived solely by CymaBay in the performance of the Collaboration (“New CymaBay IP”); for clarity, all Kaken Program IP and the Joint Program IP are not included in New CymaBay IP.

12.2.2 Kaken. As between the Parties, Kaken will own the entire right, title and interest in and to [***], (collectively, the “Kaken Program IP”); for clarity, all New CymaBay IP and all Joint Program IP, and all PPARd-related Know-How (and Patents claiming inventions therein and all other Intellectual Property therein) developed or conceived by Kaken independent of the Collaboration, are not included in Kaken Program IP.

12.2.3 Joint Ownership. The Parties will jointly own all Know-How (and Patents claiming inventions therein and all other Intellectual Property therein) developed or conceived in the performance of the Collaboration that is first developed or conceived jointly by (i) Kaken or any of its Related Parties and (ii) CymaBay or any of its Related Parties (the “Joint Program IP”); for clarity, New CymaBay IP and Kaken Program IP are not included in Joint Program IP.

12.3 Covenants in Support of IP Ownership Allocation.

12.3.1 Each Party will have an equal and undivided joint ownership interest in and to the Joint Program IP. Each Party will have the right to exercise its ownership in and to such Joint Program IP, including: (a) the right to license and sublicense, and (b) otherwise to exploit, transfer or encumber its ownership interest, in each case without any accounting or obligation to, or consent required from, the other Party, but subject to the licenses under this Agreement and the other terms and conditions of this Agreement. A Party will give reasonable written notice to the other Party of any such license or other exploitation or transfer that is material. At the reasonable written request of a Party, the other Party will in writing grant such consents and confirm that no such accounting is required to effect the foregoing regarding Joint Program IP. Each Party, for itself and on behalf of its Affiliates, licensees and sublicensees, and employees, subcontractors, consultants and agents of any of the foregoing, hereby assigns (and to the extent such assignment can only be made in the future hereby agrees to assign), to the other Party an equal and undivided joint ownership interest in and to all Joint Program IP.

12.3.2 Each Party will provide the other Party (at such other Party’s cost and expense) with such additional reasonable cooperation as needed to give effect to the allocation of ownership, as between the Parties, of the New CymaBay IP, Kaken Program IP and Joint Program IP (including with respect to rights of priority), in each case, as contemplated by Section 12.2, including executing and delivering needed further assignments, consents, releases and other commercially reasonable documentation, and providing good faith testimony by affidavit, declaration, deposition, in person or other proper means and otherwise assisting such other Party in support of its efforts to establish, perfect, defend, or enforce its rights in its respective intellectual property.

12.4 Disclosure of Inventions and IP. The Parties will promptly disclose to each other any New CymaBay IP, Kaken Program IP or Joint Program IP developed or conceived during the Term, but no later than [***] after the applicable Party’s intellectual property department receives notice of such development or conception.

12.5 Prosecution and Maintenance of Patents.

12.5.1 Kaken.

12.5.1.1 General. Subject to the remainder of this Section 12.5.1, as between the Parties, Kaken will have sole control of and responsibility for the Prosecution and Maintenance of (and all applicable Patent Costs therefor), in Kaken’s name, all Joint Program IP Patents within the Kaken Territory and Kaken Program IP Patents (collectively, the “Kaken Controlled Patents”). Kaken will furnish to CymaBay, via electronic mail or such other method as mutually agreed by the Parties, copies of proposed filings and material documents sent to or received from patent counsel in the course of Prosecuting and Maintaining the Kaken Controlled Patents in the CymaBay Territory, and copies of material documents filed with or received from the relevant national patent offices or other Governmental Authorities with respect to the Kaken Controlled Patents in the CymaBay Territory, and such other material documents related to the Prosecution and Maintenance of the Kaken Controlled Patents in the CymaBay Territory, in sufficient time prior to filing such document or making any payment due thereunder to allow for review and comment by CymaBay. Kaken will consider in good faith timely comments and recommendations made by CymaBay in connection with such review.

12.5.1.2 Kaken Controlled Patents Abandonment. In the event that Kaken elects not to Prosecute and Maintain (or continue to Prosecute and Maintain, including filing a Patent claiming priority to a Patent prior to its issuance), any Kaken Controlled Patent, Kaken will notify CymaBay at least [***] before any such Kaken Controlled Patent would become abandoned, no longer available or otherwise forfeited, whereupon, at the written request of CymaBay, the Parties will meet to discuss any such decision by Kaken. Subject to, if applicable, the provisions of any in-license agreement of Kaken applicable to such Kaken Controlled Patent, CymaBay will have the right (but not the obligation), at its sole discretion, to assume the Prosecution and Maintenance (and all applicable Patent Costs therefor) of such Kaken Controlled Patent in the name of Kaken (which right will include the right to file additional Patents claiming priority to such Patent). CymaBay will consult reasonably with Kaken on its strategy for the Prosecution and Maintenance of all such assumed Kaken Controlled Patents. CymaBay will furnish to Kaken, via electronic mail or such other method as mutually agreed by the Parties, copies of proposed filings and material documents sent to or received from patent counsel in the course of Prosecuting and Maintaining such assumed Kaken Controlled Patents, and copies of material documents filed with or received from the relevant national patent offices or other Governmental Authorities with respect to such assumed Kaken Controlled Patents, and such other material documents related to the Prosecution and Maintenance of such assumed Kaken Controlled Patents, in sufficient time prior to filing such document or making any payment due thereunder to allow for review and comment by Kaken. CymaBay will consider in good faith timely comments and recommendations made by Kaken in connection with such review. Kaken will sign, or will use Commercially Reasonable Efforts to have signed, all legal documents as are reasonably necessary for CymaBay to assume the Prosecution and Maintenance of such assumed Kaken Controlled Patent.

12.5.2 CymaBay.

12.5.2.1 General. Subject to remainder of this Section 12.5.2, as between the Parties, CymaBay will have sole control of and responsibility for the Prosecution and Maintenance [***], in CymaBay’s name, of all Patents within the New CymaBay IP, all Joint Program IP Patents in the CymaBay Territory, and all other CymaBay Licensed Patents. CymaBay will furnish to Kaken, via electronic mail or such other method as mutually agreed by the Parties, copies of proposed filings and material documents sent to or received from patent counsel in the course of Prosecuting and Maintaining the CymaBay Licensed Patents, and copies of material documents filed with or received from the relevant national patent offices or other Governmental Authorities with respect to such foregoing Patents in the Kaken Territory, and such other material documents related to the Prosecution and Maintenance of such foregoing Patents in the Kaken Territory, in sufficient time prior to filing such document or making any payment due thereunder to allow for review and comment by Kaken. CymaBay will consider in good faith timely comments and recommendations made by Kaken in connection with such review.

12.5.2.2 CymaBay Licensed Patents Abandonment. In the event that CymaBay elects not to Prosecute and Maintain (or continue to Prosecute and Maintain, including filing a Patent claiming priority to a Patent prior to its issuance), any CymaBay Licensed Patent, CymaBay will notify Kaken at least [***] before any such CymaBay Licensed Patent would become abandoned, no longer available or otherwise forfeited, whereupon, at the written request of Kaken, the Parties will meet to discuss any such decision by CymaBay. Subject to, if applicable, the provisions of any in-license agreement of CymaBay applicable to such CymaBay Licensed Patent, Kaken will have the right (but not the obligation), at Kaken’s sole discretion, to assume the Prosecution and Maintenance (and all applicable Patent Costs therefor) of such foregoing Patent in the name of CymaBay (which right will include the right to file additional Patents claiming priority to such Patent). Kaken will consult with CymaBay on its strategy for the Prosecution and Maintenance of all such assumed foregoing Patents. Kaken will furnish to CymaBay, via electronic mail or such other method as mutually agreed by the Parties, copies of proposed filings and material documents sent to or received from patent counsel in the course of Prosecuting and Maintaining such assumed foregoing Patents, and copies of material documents filed with or received from the relevant national patent offices or other Governmental Authorities with respect to such assumed foregoing Patents, and such other material documents related to the Prosecution and Maintenance of such assumed foregoing Patents, in sufficient time prior to filing such document or making any payment due thereunder to allow for review and comment by CymaBay. Kaken will consider in good faith timely comments and recommendations made by CymaBay in connection with such review. CymaBay will sign, or will use reasonable efforts to have signed, all legal documents as are reasonably necessary for Kaken to assume the Prosecution and Maintenance of such assumed foregoing Patents. If Kaken, in its sole discretion, elects to assume the Prosecution and Maintenance of such CymaBay Licensed Patent that CymaBay has notified Kaken of its intention to abandon the Prosecution and Maintenance of, such CymaBay Licensed Patent shall remain a CymaBay Licensed Patent, but shall not be Royalty Patent.

12.5.2.3 Notice of CymaBay Licensed Patent Abandonment after Expiration. In the event that CymaBay elects not to Prosecute and Maintain (or continue to Prosecute and Maintain, including filing a Patent claiming priority to a Patent prior to its issuance), any CymaBay Licensed Patent after expiration of this Agreement under Section 13.1, CymaBay will notify Kaken at least [***] before any such CymaBay Licensed Patent would become abandoned, no longer available or otherwise forfeited, whereupon, at the written request of Kaken, the Parties will meet to discuss any such decision by CymaBay and the Parties will negotiate in good faith to agree upon any appropriate action in regard to such CymaBay Licensed Patent.

12.5.3 Patent Miscellaneous. Each Party hereby agrees: (a) to use Commercially Reasonable Efforts to make its employees, agents and consultants reasonably available to the other Party (or to the other Party’s authorized attorneys, agents or representatives), to the extent reasonably necessary to enable such Party to undertake any Prosecution and Maintenance described in this Section 12.5; and (b) to reasonably cooperate in any such Prosecution and Maintenance by the other Party to the extent requested.

12.6 Third Party Infringement and Defense.

12.6.1 Notices. Each Party will promptly report in writing to the other Party any Competitive Infringement of which such Party (or any of its Affiliates or Sublicensees) becomes aware, and will provide the other Party with all available material evidence of such Competitive Infringement in such Party’s control; provided, however, that (a) for cases of Competitive Infringement under Section 12.6.2.3, such written notice will be given within [***], and (b) for cases of infringement as described in Section 12.6.2.4, such written notice will be given as specified in Section 12.6.2.4. Without limiting the last sentence of the definition of “Competitive Infringement,” a notice under 21 U.S.C. § 355(b)(2)(A)(iv) or 355(j)(2)(A)(vii)(IV) (however those sections may be amended) or any equivalent provision under Applicable Law outside of the United States with respect to any Patents that are the subject of this Agreement will be deemed to describe an act of Competitive Infringement, regardless of its content. Subject to the rest of this Section 12.6, the JSC will discuss in good faith strategies for abating such Competitive Infringement of any Licensed Product within each of the Party’s respective Territory. For clarity, it is agreed that any discussion between the Parties (including the JSC) under this Section 12.6 shall not require either Party to disclose any information if such disclosure would likely act as a waiver of the attorney-client privilege, protections under the work product doctrine, or any similar privilege.

12.6.2 Rights to Enforce.

12.6.2.1 Competitive (Kaken) Infringement. As between the Parties, Kaken will have the first right (but not the obligation), at Kaken’s sole discretion, through counsel of its choosing reasonably acceptable to CymaBay (solely if Kaken is enforcing a CymaBay Licensed Patent), to seek to abate any Competitive (Kaken) Infringement by enforcing any CymaBay Licensed Patents or any Kaken Controlled Patents, in each case, solely in the Kaken Territory. Kaken will pay all Patent Costs incurred by Kaken for such enforcement. If Kaken does not take steps to abate such Competitive (Kaken) Infringement, within [***] of becoming aware, or receiving written notice from CymaBay, of such Competitive (Kaken) Infringement (or such shorter period of time as is required to comply with Applicable Law to not waive any statutory rights), Kaken will provide CymaBay with written notice of such decision, and CymaBay will have the rights set forth in Section 12.6.5.1 with respect to enforcing the CymaBay Licensed Patents and the Kaken Controlled Patents in the Kaken Territory to abate such Competitive (Kaken) Infringement.

12.6.2.2 Competitive (CymaBay) Infringement. As between the Parties, CymaBay will have the first right (but not the obligation), at CymaBay’s sole discretion, through counsel of its choosing reasonably acceptable to Kaken (solely if CymaBay is enforcing a Kaken Controlled Patent), to seek to abate any Competitive (CymaBay) Infringement by, as applicable, (a) enforcing any Patents within the New CymaBay IP that are not also CymaBay Licensed Patents anywhere in the world and (b) enforcing any Kaken Controlled Patent or any CymaBay Licensed Patents solely in the CymaBay Territory. CymaBay will pay all Patent Costs incurred by CymaBay for such enforcement. If CymaBay does not take steps to abate such Competitive (CymaBay) Infringement, within [***] of becoming aware, or receiving written notice from Kaken, of such Competitive (CymaBay) Infringement (or such shorter period of time as is required to comply with Applicable Law to not waive any statutory rights), CymaBay will provide Kaken with written notice of such decision, and Kaken will have the rights set forth in Section 12.6.5.1 with respect to enforcing the Kaken Controlled Patents in the CymaBay Territory (but not, for clarity, the right to enforce any CymaBay Licensed Patents) to abate such Competitive (CymaBay) Infringement in the CymaBay Territory.

12.6.2.3 35 U.S.C. § 271(e)(2) Infringement. Notwithstanding anything to the contrary in this Section 12.6.2, for a Competitive Infringement under 35 U.S.C. § 271(e)(2), the time period set forth in Section 12.6.2.1 or 12.6.2.2, as applicable, during which a Party will have the initial right to bring a Proceeding will be shortened to [***], so that, to the extent the other Party has the right, pursuant to such Section 12.6.2.1 or 12.6.2.2, as applicable, to initiate a Proceeding, if the first Party does not initiate a Proceeding, then such other Party will have such right if the first Party does not initiate a Proceeding within such twenty-five (25) days after such first Party’s receipt of written notice of such Competitive Infringement.

12.6.2.4 Notification of Patent Certification. If either Party becomes aware of any allegations of alleged patent invalidity, unenforceability or non-infringement of any Patent licensed under this Agreement Covering a Licensed Product (including methods of use thereof) pursuant to a Paragraph IV Patent Certification by a Third Party filing an Abbreviated New Drug Application, or other similar patent certification by a Third Party, and any foreign equivalent thereof, for a Generic Product, such Party will notify and provide the other Party with copies of such allegations. Such notification and copies will be provided to such other Party as soon as practicable and at least within [***] after such Party receives such certification, and will be sent by overnight courier to the address set forth in Section 14.10.

12.6.3 Defense of Patent Challenges. As between the Parties, the Party controlling the Prosecution and Maintenance of any Patent under Section 12.5 will have the right (but not the obligation), at its sole discretion, to defend against a declaratory judgment action or other action (such as a revocation proceeding or an opposition) challenging any such Patent (a “Third Party Action”), other than with respect to (a) any counter-claims in any enforcement action brought by the other Party pursuant to Section 12.6.2 or (b) any action by a Third Party in response to an enforcement action brought by the other Party, which in both cases ((a) and (b)) will be controlled by such other Party. If the Party controlling such Prosecution and Maintenance of Patents under Section 12.5 does not provide notice to the other Party of such Party’s intent to defend such Patent under this Section 12.6.3 within [***] (or such shorter period of time as is required to not waive any statutory rights), or elects not to initiate or continue any such defense (in which case it will promptly provide notice thereof to the other Party), then (i) in the case of any of the foregoing done by CymaBay with respect to any Patent under this Agreement for which CymaBay is responsible for the Prosecution and Maintenance thereof at such time in the Kaken Territory, Kaken will have the right (but not the obligation), at its sole discretion, to defend any CymaBay Licensed Patent against any such Third Party Action in the Kaken Territory, and (ii) in the case of any of the foregoing done by Kaken with respect to any Patent under this Agreement for which Kaken is responsible for the Prosecution and Maintenance thereof at such time in the CymaBay Territory, CymaBay will have the right (but not the obligation), at its sole discretion, to defend any Kaken Controlled Patent against any such Third Party Action in the CymaBay Territory, in each case of (i) and (ii), as further set forth in Section 12.6.5.

12.6.4 Cooperation Regarding Enforcement or Defense. With respect to any Competitive Infringement action brought by a Party under Section 12.6.2 or defense of any Third Party Action identified above in Section 12.6.3, and subject to the terms and conditions of this Section 12.6.4, the Party controlling any such Competitive Infringement action or Third Party Action (the “Controlling Party”) will keep the other Party (the “Non-Controlling Party”) reasonably informed of the status and progress of such enforcement or defense efforts, and will reasonably consider the Non-Controlling Party’s comments on any such efforts, and will reasonably seek to achieve both the interests of such Party and those of the other Party in any such efforts. The Non-Controlling Party will provide the Controlling Party with all reasonable assistance in the enforcement or defense of the applicable Patents, as the Controlling Party may request, at such Controlling Party’s expense, including by signing or executing any necessary documents and consenting to it being named a party to any applicable Proceedings. Where the Non-Controlling Party is named a party or joins any applicable Proceeding, the Non-Controlling Party will have the right to be represented by counsel of its choice at the Non-Controlling Party’s expense.

12.6.5 Withdrawal, Cooperation and Participation. With respect to any Competitive Infringement action or Third-Party Action identified above in Sections 12.6.2 and 12.6.3 and subject to the terms and conditions of this Section 12.6.5:

12.6.5.1 If the Controlling Party does not pursue or ceases to pursue or withdraws from such action (the “Withdrawing Party”), it will promptly notify the other Party (in sufficient time to enable such other Party to meet any deadlines by which any action must be taken to preserve any rights in such infringement or defensive action) and (a) if CymaBay is the Withdrawing Party, then Kaken will have the right (but not the obligation) to substitute itself for CymaBay in any Competitive Infringement action or Third Party Action identified above in Section 12.6.2.2 or 12.6.3 solely to the extent involving the Kaken Controlled Patents in the CymaBay Territory and proceed under the terms and conditions of this Section 12.6.5, and (b) if Kaken is the Withdrawing Party, then CymaBay will have the right (but not the obligation) to substitute itself for Kaken in any Competitive Infringement action identified above in Section 12.6.2.1 or 12.6.3 solely to the extent involving or relating to the CymaBay Licensed Patents or the Program IP Patents in the Kaken Territory, and proceed under the terms and conditions of this Section 12.6.5 (Kaken or CymaBay, as applicable, under (a) or (b), the “New-Controlling Party”).

12.6.5.2 The Withdrawing Party will cooperate with the New-Controlling Party controlling any such action (as may be reasonably requested by the New-Controlling Party), including, at the New-Controlling Party’s sole cost and expense, (a) providing access to relevant documents and other evidence, (b) using reasonable efforts to make its Affiliates and its and its Affiliates’ licensees and Sublicensees and all of their respective employees, subcontractors, consultants and agents available at reasonable business hours and for reasonable periods of time, but only to the extent relevant to such action, and (c) if reasonably necessary, by being joined as a party, subject to, for this clause (c), the New-Controlling Party agreeing to indemnify such Withdrawing Party for its involvement as a named party in such action and paying those Patent Costs incurred by such Withdrawing Party in connection with such joinder. The New-Controlling Party controlling any such action will keep the Withdrawing Party reasonably updated with respect to any such action, including providing copies of all materials documents received or filed in connection with any such action.

12.6.5.3 The Withdrawing Party will have the right to consult with the New-Controlling Party regarding any such action controlled by such New-Controlling Party, in each case at such Withdrawing Party’s sole cost and expense. If the Withdrawing Party elects to so be involved, the New-Controlling Party will provide such Withdrawing Party and its counsel with an opportunity to consult with the

New-Controlling Party and its counsel regarding the prosecution of such action (including reviewing the contents of any material correspondence, legal papers or other documents related thereto), and the New-Controlling Party will take into account reasonable and timely requests and comments of the Withdrawing Party regarding such enforcement or defense. However, nothing in this Section 12.6.5.3 will limit the New-Controlling Party’s ability to prosecute any such action.

12.6.6 Settlement. With respect to any Competitive Infringement or Third Party Action identified above in this Section 12.6, the Controlling Party of such action will have the right to settle or otherwise dispose of such action on such terms and conditions as such Party will determine in its sole discretion, including by granting a license or sublicense (such sublicense must comply with the terms of Section 7.1.4, as applicable) to a Third Party under the rights granted to such Party in ARTICLE 7; provided that, notwithstanding the foregoing, no such settlement or other disposition will (a) impose any monetary restriction or obligation on or admit fault of the other Party, or (b) adversely affect the other Party’s rights under this Agreement to any such Patent then being enforced or defended, in each case ((a) and (b)) without the prior written consent of the other Party, not to be unreasonably withheld, conditioned or delayed.

12.6.7 Allocation of Recovery. Unless otherwise agreed by the Parties, all monies and amounts recovered upon the final judgment or settlement of any action described in this Section 12.6 will be used first to reimburse the Controlling Party for its Patent Costs incurred in conducting the action, with the balance of any such recovery (the “Net Recovery”) to be retained or divided as follows:

[***]

12.7 Patent Extensions. With respect to any election for patent term restoration or extension, supplemental protection certificate or any of their equivalents, (a) Kaken will have the sole and exclusive right to make any such decision relating to any Kaken Controlled Patents that are not Joint Program IP Patents, (b) CymaBay will have the sole and exclusive right to make any such decision relating to any Patents within the CymaBay Licensed Technology that are not Joint Program IP Patents, and (c) Kaken and CymaBay together will make such decision relating to any Joint Program IP Patents, in each case of (a), (b) and (c) with respect to any Licensed Product, provided that notwithstanding the foregoing clauses (a) and (b), each Party will use reasonable efforts to obtain any such patent term restoration or extension, supplemental protection certificate or any of their equivalents available for the Patents subject to the enforcement rights specified in Section 12.6.2 with respect to any Licensed Product; and further provided, however, that no Party will be required to use any such reasonable efforts in a manner inconsistent with any term or condition of this Section 12.7 if any such item could impair the applicable Patent (including its enforcement potential) or the ability to obtain any such patent term restoration or extension, supplemental protection certificate or any of their equivalents for any other pharmaceutical product. Upon the written request by a Party, the other Party will reasonably cooperate with the implementation of such requesting Party’s decisions made in a manner consistent with this Section 12.7.

12.8 Patent Listings. With respect to any filings of Patents made with Regulatory Authorities for any Licensed Product, including as required or allowed in connection with, in the United States, the FDA’s Orange Book, or, outside of the United States, other international equivalents, but subject to Section 12.6.2.3, (a) each of the Parties will list any such Patents as may be required by Applicable Law with respect to any such filings for Licensed Products made with Regulatory Authorities in their respective Territory, and (b) otherwise (i) Kaken will have the sole and exclusive right to make any such decision whether to list any Kaken Program IP Patents and Joint Program IP Patents with respect to any Licensed Product in filings made with Regulatory Authorities in the Kaken Territory, and (ii) CymaBay will have the sole and exclusive right to make any such decision whether to list any Joint Program IP Patents and any CymaBay Licensed Patents that are not Joint Program IP Patents with respect to any Licensed Product in filings made with Regulatory Authorities in the CymaBay Territory, provided that notwithstanding the foregoing clauses (b)(i) and (ii), each Party will use Commercially Reasonable Efforts to make any such listing if available for the Patents subject to the enforcement rights specified in Section 12.6.2 with respect to any Licensed Product; and further provided, however, that no Party will be required to use any such Commercially Reasonable Efforts in a manner inconsistent with any term or condition of this Section 12.8 if any such item could impair the applicable Patent (including its enforcement potential) or the ability to list such Patent for any other pharmaceutical product. Upon the request by a Party, such other Party will reasonably cooperate in the implementation of such requesting Party’s decisions made in a manner consistent with this Section 12.8.

12.9 Third Party Rights. Notwithstanding the foregoing provisions of this ARTICLE 12, each Party’s rights and obligations with respect to any Patent under this ARTICLE 12 will be subject to any Third-Party rights and obligations that such Party is subject to (including under any in-license of a Party applicable to such Party’s licensed intellectual property rights hereunder).

12.10 Common Interest. All information exchanged between the Parties regarding the Prosecution and Maintenance, and enforcement and defense, of Patents under this ARTICLE 12 will be deemed Confidential Information of the disclosing Party. In addition, the Parties acknowledge and agree that, with regard to such Prosecution and Maintenance, and enforcement and defense, the interests of the Parties as collaborators and licensor and licensee are to obtain the strongest patent protection possible, and as such, are aligned and are legal in nature. The Parties agree and acknowledge that they have not waived, and nothing in this Agreement constitutes a waiver of, any legal privilege concerning the Patents under this ARTICLE 12, including privilege under the common interest doctrine and similar or related doctrines. Notwithstanding anything to the contrary contained herein, to the extent a Party has a good faith belief that any information required to be disclosed by such Party to the other Party under this ARTICLE 12 is protected by attorney-client privilege or any other applicable legal privilege or immunity, such Party will not be required to disclose such information, and the Parties will in good faith cooperate to agree upon a procedure (including entering into a specific common interest agreement, disclosing such information on a “for counsel eyes only” basis or similar procedure) under which such information may be disclosed without waiving or breaching such privilege or immunity.

12.11 Trademarks.

12.11.1 Licensed Products Trademarks. Kaken will have the right to determine the branding for the Licensed Product in the Field of Use in the Kaken Territory using those trademarks, logos, and trade names that it determines appropriate for such Licensed Product. In consultation with the JSC, Kaken shall determine the Trademark for the Commercialization of the Licensed Products in the Field of Use in the Kaken Territory (the “Japanese Trademark”). The Japanese Trademark may not include other Trademarks Controlled by CymaBay. As between the Parties, Kaken will own all right, title, and interest (including all applications for registration and registrations) in and to the Japanese Trademark. Kaken shall be responsible for the registration, maintenance and defense of the Japanese Trademark for use in connection with the sale or marketing of Licensed Products in the Field of Use in the Kaken Territory, and the fees and expenses incurred in connection therewith for the Japanese Trademark applicable to Licensed Products in the Kaken Territory shall be the responsibility of Kaken. Kaken will own also all rights to any Internet domain names incorporating the Japanese Trademark or any variation or part thereof used as its URL address or any part of such address.

12.11.2 Trademark Infringement. In the event either Party becomes aware of any infringement of the Japanese Trademark, by a Third Party, such Party will promptly notify the other Party, and the Parties will consult with each other and discuss the best way to prevent such infringement, including by the institution of legal proceedings against such Third Party. Notwithstanding the foregoing, Kaken retains the sole and exclusive right (but not obligation) to seek to abate any such infringement.

12.11.3 No Other Trademark Rights. For the avoidance of doubt, except as expressly permitted by this Agreement or as otherwise agreed in writing by the Parties, neither Party will have any right to use the other Party’s or the other Party’s Affiliates’ Trademarks, corporate names or logos in connection with Development, Manufacturing, or Commercialization of Licensed Products.

12.12 Third Party Claims of Infringement.

12.12.1 Notice. In the event that a Party receives any claim by a Third Party alleging infringement and/or misappropriation of Patent or any other Intellectual Property owned or controlled by such Third Party (each, an “Infringement Claim”) that is provided in Section 12.12.2 or 12.12.3, such Party shall promptly, but in any event no later than [***] after receipt thereof, notify the other Party in writing.

12.12.2 Claims Based on Exploitation in Kaken Territory. If a Third Party brings any Infringement Claim in the Kaken Territory against Kaken, or its Related Party, or CymaBay or its Affiliate, based upon any activities by Kaken or its Related Party in Exploiting Licensed Product in the Kaken Territory, then Kaken shall have the sole right and responsibility (except as otherwise provided below), at its expense, to conduct and control the defense of such claim or action. Kaken shall keep CymaBay fully informed of such defense, and will provide CymaBay and its counsel with an opportunity to consult with Kaken and its counsel regarding the defense of such claim or action (including reviewing the contents of any material correspondence, legal papers or other documents related thereto), and Kaken will take into account reasonable and timely requests and comments of CymaBay regarding such defense. However, if CymaBay (or its Affiliate) is a defendant in any such Third-Party claim or action, CymaBay shall retain the right to conduct its own defense of its interests as affected by such action or claim, notwithstanding anything else in this Section. If Kaken pays to such Third Party that brought the Infringement Claim any damages or royalty payments as a result of the final judgment or settlement of any such Infringement Claim under this Section 12.12.2, [***].

12.12.3 Claims Based on CymaBay Manufacturing. If a Third Party brings any Infringement Claim (a) against CymaBay or its Affiliate, or against Kaken or its Related Party, and (b) such claim or action is based primarily upon any activities by CymaBay or its contract manufacturer in the manufacture of Licensed Compound and/or the Licensed Product by or on behalf of CymaBay for supply to Kaken for use and sale in the Kaken Territory, then CymaBay shall have the sole right and responsibility (except as otherwise provided below), at its expense, to conduct and control the defense of such claim or action. CymaBay shall keep Kaken reasonably informed of such defense, and will provide Kaken and its counsel with an opportunity to consult with CymaBay and its counsel regarding the defense of such claim or action to the extent relevant to Kaken or its rights hereunder (including reviewing the contents of any material and relevant correspondence, legal papers or other documents related thereto), and CymaBay will take into account reasonable and timely requests and comments of Kaken regarding such defense. If Kaken (or its Affiliate) is a defendant in any such Third-Party claim or action, Kaken shall retain the right to conduct its own defense of its interests as affected by such action or claim. If CymaBay concludes an in-license agreement under any Intellectual Properties owned or controlled by Third Party to resolve an Infringement Claim under this Section 12.12.3, then CymaBay shall use Commercially Reasonable Efforts to secure the right to grant a sublicense under such Intellectual Properties to Kaken to manufacture the Licensed Compound and Licensed Products for supply, use and Commercialization in the Field of Use in the Kaken Territory, and any payments under such in-license agreement shall be CymaBay’s responsibility. Section 7.3.1.2 shall apply mutatis mutandis to in-license agreements that CymaBay concludes with a Third Party under this Section 12.12.3.

ARTICLE 13

TERM AND TERMINATION

13.1 Term. This Agreement will be effective as of the Effective Date and will continue until the date upon which (a) the Royalty Term has expired in the Kaken Territory for the final Licensed Product, in which case the Agreement will expire if not renewed, or (b) the Agreement is earlier terminated (the “Initial Term”). After the Initial Term (except in the case of early termination), this Agreement will be automatically renewed for two (2) year periods, unless either Party has given the other Party a written notice not to renew the Agreement no later than twelve (12) months prior to the expiration of the Initial Term or any subsequent renewal term, in which case the Agreement shall expire (and thus terminate) at the end of the then-existing term or, if applicable, shall earlier terminate upon an early termination (with the time period from the Effective Date to (i) the end of the later of (x) the Initial Term and (y) any subsequent renewal term, or (ii) if applicable, the date of an earlier termination of the Agreement, being the “Term”). Upon expiration of the Royalty Term for a Licensed Product in the Kaken Territory or upon expiration of this Agreement, all licenses granted from one Party to the other Party in ARTICLE 7 with respect to such Licensed Product will become fully paid (subject to any continuing Kaken payment obligations as set forth in the Agreement or the Commercial Supply Agreement, including Kaken’s continuing obligation to pay for the supply of Licensed Product to Kaken as provided in Section 8.4), irrevocable and perpetual.

13.2 Termination by Kaken for Convenience. Kaken may terminate this Agreement upon prior written notice to CymaBay, provided such notice is given at least [***] prior to the date of termination if the date of termination is prior to achieving the first Regulatory Approval of the first Licensed Product in the Kaken Territory, and [***] prior to the date of termination if the date of termination is after achieving the first Regulatory Approval of the first Licensed Product in the Kaken Territory. Such termination may be for any reason or no reason.

13.3 Termination by Kaken due to Termination of Janssen License Agreement. Kaken may terminate this Agreement immediately upon termination of the Janssen License Agreement by providing written notice thereof to CymaBay.

13.4 Termination by Kaken for Safety Concern or Clinical Failure. At any time, Kaken will have the right to terminate this Agreement in its entirety in the event of (a) a Safety Concern or (b) a Clinical Failure, in each case of (a) or (b), upon [***] prior written notice to CymaBay, provided that, during such [***] period, Kaken will consult with CymaBay in respect of measures to overcome the Safety Concern or Clinical Failure, as applicable, and avoid termination of this Agreement.

13.5 Termination for Material Breach.

13.5.1 Material Breach.

13.5.1.1 Subject to Section 13.5.2, CymaBay will have the right to terminate this Agreement in its entirety upon delivery of written notice to Kaken in the event of any material breach by Kaken of this Agreement, provided that such termination will not be effective if such breach has been cured within thirty (30) days after written notice thereof is given by CymaBay to Kaken specifying the nature of the alleged breach (or, if such default cannot be cured within such thirty (30) day period, within ninety (90) days after such notice if Kaken commences actions to cure such default within such thirty (30) day period and thereafter diligently continues such actions, but fails to cure the default by the end of such ninety (90) days); provided, however, that if such material breach involves the failure to make a payment when due, such breach must be cured within [***] after written notice thereof is given by CymaBay to Kaken.

13.5.1.2 Subject to Section 13.5.2, and to Kaken’s election of the alternative remedy under Section 13.8, Kaken will have the right to terminate this Agreement in its entirety upon delivery of written notice to CymaBay in the event of any material breach by CymaBay of this Agreement, provided that such termination will not be effective if such breach has been cured within thirty (30) days after written notice thereof is given by Kaken to CymaBay specifying the nature of the alleged breach (or, if such default cannot be cured within such thirty (30) day period, within ninety (90) days after such notice if CymaBay commences actions to cure such default within such thirty (30) day period and thereafter diligently continues such actions, but fails to cure the default by the end of such ninety (90) days); provided, however, that to the extent such material breach involves the failure to make a payment when due, such breach must be cured within [***] after written notice thereof is given by Kaken to CymaBay.

13.5.2 Disputed Breach. If the alleged breaching Party disputes in good faith (a) the existence or materiality of a breach specified in a notice provided by the other Party in accordance with Section 13.5.1, or (b) the lack of cure of such breach, and such alleged breaching Party provides the other Party notice of such dispute prior to the end of the applicable cure period above, then the non-breaching Party will not have the right to terminate this Agreement under Section 13.5.1 unless and until the dispute resolution process set forth in Section 14.3 has been completed (including the tolling and cure periods set forth therein) and such completed resolution process has determined that the asserted material breach did occur and has not been cured.

13.6 Termination for Bankruptcy. If, at any time during the Term (a) a case is commenced by or against either Party under Title 11, United States Code, as amended, or analogous provisions of Applicable Law outside the United States (the “Bankruptcy Code”) and, in the event of an involuntary case under the Bankruptcy Code, such case is not dismissed within sixty (60) days after the commencement thereof, (b) either Party files for or is subject to the institution of bankruptcy, liquidation or receivership proceedings (other than a case under the Bankruptcy Code), (c) either Party assigns all or a substantial portion of its assets for the benefit of creditors, (d) a receiver or custodian is appointed for either Party’s business, or (e) a substantial portion of either Party’s business is subject to attachment or similar process; then, in any such case ((a), (b), (c), (d) or (e)), the other Party may terminate this Agreement upon written notice to the extent permitted under Applicable Law.

13.7 Patent Challenge. A Party has the right to terminate this Agreement upon written notice to the other Party in the event that the other Party or any of its Affiliates or Sublicensees directly or indirectly challenges in a legal or administrative proceeding the patentability, enforceability or validity of any Patents within the CymaBay Licensed Technology (with respect to a challenge brought by Kaken), any Patents within the Kaken Licensed Technology (with respect to a challenge brought by CymaBay), or any Joint Program IP Patents (with respect to a challenge brought by either Party), as the case may be (each, a “Patent Challenge”); provided that (a) with respect to any Third Party that becomes an Affiliate of a Party during the Term as a result of a Change of Control of such Party or acquisition by such Party, this Section 13.7 will not apply to any Patent Challenge involving such Third Party if such proceeding was initiated before the signing of the definitive document(s) whereby such Third Party becomes such an Affiliate, and (b) with respect to any non-Affiliate Sublicensee, a Party will not have the right to terminate this Agreement under this Section 13.7 if the other Party (i) causes such Patent Challenge to be terminated or dismissed (or in the case of ex-parte proceedings, multi-party proceedings, or other Patent Challenges in which the challenging party does not have the power to unilaterally cause the Patent Challenge to be withdrawn, causes such Sublicensee to withdraw as a party from such Patent Challenge and to cease actively assisting any other party to such Patent Challenge), or (ii) terminates such Sublicensee’s sublicense to the Patents being challenged by the Sublicensee, in each case, [***] of the terminating Party’s notice to the other Party under this Section 13.7.

13.8 Kaken Alternative Remedy for Intentional or Willful CymaBay Breach or Janssen Agreement Termination. If (a) CymaBay materially breaches this Agreement and such breach is intentional or willful, and CymaBay does not cure such breach in accordance with Section 13.5.2, or (b) the Janssen License Agreement is terminated, [***]:

13.8.1 Upon such election, this Agreement will remain in full force and effect, including each Party retaining all of its licenses and other rights granted under this Agreement, subject to all of its payment and other obligations hereunder; [***]; and

13.8.2 [***]; and

13.8.3 Kaken may (if it so elects) terminate CymaBay’s participation in the JSC, provided that after any such termination, Kaken would provide to CymaBay written reporting, every six (6) months, summarizing the progress and results of its and its Related Parties’ Development and Commercialization activities for Licensed Product in the Kaken Territory, such reporting in reasonable detail.

If Kaken exercises its alternative remedy under this Section 13.8, then the above alternate remedy will be the sole monetary remedy available to Kaken for the uncured material breach by CymaBay, but Kaken will retain the right to seek any applicable equitable remedies for such breach. For the avoidance of doubt, if Kaken exercises the alternative remedy set forth above in this Section 13.8, then all rights and obligations of both Parties under this Agreement will continue unaffected, except as otherwise set forth in this Section 13.8, and unless and until this Agreement is subsequently terminated by either Party pursuant to this ARTICLE 13.

13.9 General Consequences of Termination or Expiration. Upon expiration or early termination of this Agreement, the following shall apply (in addition to any other applicable rights and obligations under this ARTICLE 13 or otherwise under this Agreement with respect to such termination or expiration):

13.9.1 Winding Down of Activities. If there are any on-going Development or Commercialization activities at termination or expiration of this Agreement, the Parties shall negotiate in good faith and adopt a plan to wind-down such activities in an orderly fashion or, at the continuing Party’s election, promptly transition such activities from the non-continuing Party to the continuing Party or its designee, with due regard for patient safety and the rights of any subjects that are participants in any Clinical Studies of the Licensed Products, and take any actions it deems reasonably necessary or appropriate to avoid any human health or safety problems and in compliance with all Applicable Law. Further, unless this Agreement is terminated pursuant to Section 13.3, Kaken will conduct all reasonable actions, as reasonably requested by CymaBay, to ensure the smooth and prompt transition to CymaBay of the entire Licensed Product program in Japan.

13.9.2 Return of Confidential Information. Except to the extent that the applicable Party retains a license or other rights to use the applicable information under the surviving terms of this Agreement, each Party will promptly return all records and materials in its possession or control containing or comprising the other Party’s Confidential Information. Each Party shall have the right to maintain one copy of such records in its files for archive purposes; any such copy shall be maintained by the retaining Party in accordance with the surviving confidentiality and non-use obligations of this Agreement.

13.9.3 Dissolution of Committees. All Committees will be dissolved as of the effective date of such termination or expiration, provided that, for any surviving terms or conditions of the Agreement that would require action or decision by any of the Committees or an Executive Officer, each Party will appoint representatives to act as its Committee members or Executive Officer, as applicable, solely to effect such required action or decision.

13.9.4 Right of Reference. Any Right of Reference granted by one Party to the other Party in Section 5.4 will terminate, except to the extent such other Party has a reasonable need for such Right of Reference to exercise its rights under the surviving terms of this Agreement;

13.9.5 Termination of Rights and Obligations. Except as otherwise set forth in this Section 13.9 or in Sections 13.10 or 13.12, all rights and obligations of the Parties under this Agreement will terminate as of the effective date of such termination or expiration.

13.10 Rights Arising on Early Termination. In the event this Agreement is early terminated by either Party pursuant to Sections 13.2, 13.3, 13.4, 13.5, 13.6 or 13.7, then:

13.10.1 Termination/Survival of License Rights. Except for license rights that expressly survive the expiration or termination (pursuant to applicable survival provisions hereunder), any and all license rights granted by one Party to the other Party under this Agreement will terminate, provided that such licenses will continue solely as necessary for the Parties to complete the orderly wind-down of their activities under this Agreement in accordance with Applicable Law and as otherwise required in accordance this Agreement;

13.10.2 Kaken Regulatory Materials. To the extent permitted by Applicable Law, Kaken shall transfer to CymaBay copies of and its entire right, title and interest in all Regulatory Materials in the Kaken Territory, but subject to Section 13.11 if such termination is by Kaken under Section 13.5 for CymaBay’s uncured material breach;

13.10.3 Japanese Trademark. If CymaBay so requests, Kaken shall assign to CymaBay all right title and interest in and to any Japanese Trademark and any other trademarks used exclusively with Licensed Products in the Kaken Territory (excluding any such trademarks that include, in whole or in part, any corporate name or logo of Kaken or its Affiliates or Sublicensees), but subject to Section 13.11 if such termination is by Kaken under Section 13.5 for CymaBay’s uncured material breach;

13.10.4 Third Party Agreements. If CymaBay so requests, and to the extent permitted under Kaken’s or such Affiliate’s obligations to such Third-Party counterparties, Kaken will transfer and assign to CymaBay any Third-Party agreements relating to the Development, Manufacture or Commercialization of the Licensed Products to which Kaken or any of its Affiliates is a party, subject to any required consents of such Third Party (if such consent is required, Kaken shall use good faith, reasonable efforts to obtain such needed consents);

13.10.5 Product Inventory. If CymaBay so requests, Kaken will transfer to CymaBay any inventory of the Licensed Products owned by Kaken or its Affiliates as of the effective date of termination at the actual price paid by Kaken for such supply;

13.10.6 Grant Back License. Kaken will grant, and is deemed automatically to grant upon such termination, to CymaBay, with immediate effect from the effective date of the termination, a non-exclusive, fully paid up, royalty-free sublicensable (through multiple tiers) license under the Kaken Program IP solely for the Exploitation of Licensed Compounds and Licensed Products worldwide. At CymaBay’s written request promptly after such termination, Kaken will use reasonable efforts to disclose to CymaBay promptly thereafter all applicable Kaken Program IP (reports, data, documents, etc.) that are included in the reversion license grant under this Section.

13.11 Certain Compensation for Rights After Termination by Kaken for Breach. In the event this Agreement is early terminated by Kaken pursuant to Section 13.5 for uncured material breach by CymaBay, then in consideration of the rights granted or documents transferred by Kaken pursuant to Sections 13.10.2 or 13.10.3, CymaBay shall pay to Kaken [***], but solely to the extent that CymaBay or its Affiliate or licensee actually used or practiced the rights or documents granted or transferred by Kaken under such Sections in connection with Developing or Commercializing such Licensed Product in Japan.

13.12 Remedies Survive Termination. Termination or expiration of this Agreement for any reason shall not release either Party from any liability or obligation that already has accrued prior to such expiration or termination, nor affect the survival of any provision hereof to the extent it is expressly stated to survive such termination. Termination or expiration of this Agreement for any reason shall not constitute a waiver or release of, or otherwise be deemed to prejudice or adversely affect, any rights, remedies or claims, whether for damages or otherwise, that a Party may have hereunder based on the other Party’s performance under this Agreement prior to such termination or expiration.

13.13 Effect of Expiration or Termination; Survival.

13.13.1 Expiration or termination of this Agreement for any reason will not preclude either Party from pursuing all rights and remedies it may have hereunder or at law or in equity, with respect to any breach of this Agreement occurring prior to such expiration or termination. For the avoidance of doubt, termination of this Agreement will not affect any SDEA, which will continue to survive so long as any Licensed Products thereunder are being Commercialized.

13.13.2 Subject to the expiration and termination consequences set forth in Sections 13.1, 13.9 and 13.10 (and any Sections or Articles referenced therein), the following provisions will survive expiration or termination of this Agreement for any reason: ARTICLE 1 (to the extent the applicable defined terms therein are used in the Articles or Sections that survive hereunder), ARTICLE 9, ARTICLE 11 and ARTICLE 14, and Sections 4.7, 5.4 (to the extent the applicable Party retains the applicable right of reference under the surviving terms of this Agreement), 5.5 (as applicable with respect to Licensed Product sold or otherwise commercially transferred during the Term), 7.1.3 (solely after expiration of the Term), 7.3.1.2 (solely after expiration of the Term), 7.7, 8.4.2, 8.5.4 (as to supply after the Term), 8.6 through 8.10 (with respect to all payment obligations that accrue during the Term, and payment obligations that accrue pursuant to Section 8.4.2 after the Term, [***], 10.3, 12.1, 12.2, 12.3, 12.4, 12.5.2.3, 12.9, 12.10, 12.12 (to the extent the applicable Infringement Claims arise from actions during the Term), 13.1, 13.9, 13.10, 13.11, 13.12 and 13.13.

ARTICLE 14

MISCELLANEOUS

14.1 Assignment.

14.1.1 General. Except as provided in this Section 14.1.1 or Section 14.1.2, this Agreement may not be assigned or otherwise transferred, nor may any right or obligation hereunder be assigned or transferred, by either Party without the prior written consent of the other Party, such consent not to be unreasonably withheld, conditioned or delayed. Notwithstanding anything in this Section 14.1.1 to the contrary, each Party may, without the other Party’s prior written consent, assign this Agreement and its rights and obligations hereunder in whole or in part to an Affiliate or to a party that acquires, by or otherwise in connection with, a merger, sale of assets, reorganization or other similar transaction, all or substantially all of the assets of the Party relating to its pharmaceutical business. Any permitted successor or assignee of any rights or obligation under this Agreement must expressly assume the performance thereof in a writing delivered to the non-assigning Party; provided that the assigning Party shall provide notice of such permitted assignment to the non-assigning Party promptly following the occurrence thereof. Notwithstanding any permitted assignment, the assigning Party, in the case of an assignment to the Party’s Affiliate, will remain responsible for the performance by such Affiliate assignee of any obligation hereunder so assigned. Any purported assignment in violation of this Section 14.1.1 will be void.

14.1.2 Securitization. Notwithstanding anything to the contrary in Section 14.1.1 or elsewhere in this Agreement, CymaBay may assign to a Third Party its right to receive any of the milestone payments or royalty payments owed to CymaBay under ARTICLE 8 (such assignment, a “Securitization Transaction”) without the prior written consent of Kaken. Further, in connection with a contemplated Securitization Transaction, CymaBay may disclose to such Third Party the Confidential Information of Kaken (including the royalty reports contemplated under Section 8.6.2), without the prior written consent of Kaken, to the extent reasonably necessary to enable such Third Party to evaluate the Securitization Transaction opportunity (provided that such Third Party is under obligations of confidentiality and non-use with respect to such Confidential Information that are no less stringent than the terms of Section 9.1), and to allow such Third Party to exercise its rights under this Section 14.1.2. As part of any consummated Securitization Transaction, CymaBay may assign, without the prior written consent of Kaken, its right to receive the royalty reports and to conduct audits under Section 8.7 to the counterparty in such Securitization Transaction, and to allow such counterparty to exercise its rights under such Sections.

14.2 Governing Law. The Agreement will be construed, and the respective rights of the Parties determined, in accordance with the substantive laws of the State of New York, United States, notwithstanding any provisions of New York law or any other Applicable Law governing conflicts of laws to the contrary.

14.3 Dispute Resolution; Arbitration.

14.3.1 Disputes. Except as otherwise expressly set forth in this Agreement, including Section 2.3.1, any dispute of any nature between the Parties arising under, relating to, or in connection with this Agreement (a “Dispute”) will be resolved pursuant to this Section 14.3.

14.3.2 Dispute Escalation. In the event of a Dispute, the Parties will first attempt to resolve such Dispute by negotiation and consultation between themselves. In the event that such Dispute is not resolved on an informal basis within [***] from receipt by a Party of written notice of such Dispute from the other Party, any Party may, by written notice to the other, have such Dispute referred to the Executive Officers (or their designee, which designee is required to have decision-making authority on behalf of such Party), who will attempt to resolve such Dispute by good faith, reasonable negotiation and consultation for a [***] period following receipt of such written notice of referral.

14.3.3 Full Arbitration. Except as otherwise expressly set forth in this Agreement, in the event the Parties have not resolved such Dispute within [***] of receipt of the written notice referring such Dispute to the Executive Officers, either Party may at any time after the end of such [***] period submit such Dispute to be finally settled by arbitration administered in accordance with the procedural rules of the International Chamber of Commerce (the “ICC”) in effect at the time of submission, as such rules are modified by this Section 14.3. The arbitration will be governed by the laws of the State of New York. The arbitration will be heard and determined by three (3) arbitrators who are retired judges or attorneys, each of whom will be impartial and independent of each Party and its Affiliates. Each Party will appoint one (1) arbitrator and the third (3rd) arbitrator will be selected by the two (2) Party-appointed arbitrators, or, failing agreement within [***] following appointment of the second (2nd) arbitrator, by the ICC; each such appointed arbitrator must meet the criteria set forth above for arbitrators. Such arbitration will take place in Honolulu, HI, United States. The arbitration award so given will, absent manifest error, be a final and binding determination of the Dispute, will be fully enforceable in any court of competent jurisdiction, and will not include any damages expressly prohibited by Section 11.4. Fees, costs and expenses of arbitration are to be divided by the Parties in the following manner: Kaken will pay for the arbitrator it chooses, CymaBay will pay for the arbitrator it chooses, and the Parties will share payment for the third (3rd) arbitrator. Except in a proceeding to enforce the results of the arbitration or as otherwise required by Applicable Law, neither Party nor any arbitrator may disclose the existence, content or results of any arbitration hereunder without the prior written consent of both Parties.

14.3.4 Expedited Arbitration.

14.3.4.1 If, as to a Dispute that is subject to ICC arbitration under the terms of Section 14.3.3, a Party exercises its right under this Agreement to refer such dispute to arbitration and in such referral such Party elects expedited arbitration (an “Expedited Dispute”), then the Parties will follow the expedited dispute resolution process in this Section 14.3.4 (and not the dispute resolution process in Section 14.3.3 of this Agreement) (“Expedited Arbitration”). The Parties agree and acknowledge that any good faith dispute under Expedited Arbitration will not be deemed to be a material breach of this Agreement.

14.3.4.2 The Expedited Dispute will be submitted to fast-track, binding arbitration in accordance with the following:

(a) Arbitration will be conducted in Honolulu, HI, United States, under the rules of the ICC for the resolution of commercial disputes in the most expedited manner permitted by such rules. The Parties will appoint a single arbitrator to be selected by mutual agreement. If the Parties are unable to agree on an arbitrator, the Parties will request that the ICC select the arbitrator. The arbitrator will be a professional in business or licensing experienced in the valuation of biopharmaceutical products with at least ten (10) years of experience in the pharmaceutical and life sciences industries, including the conduct of development and commercialization collaborations. The cost of the arbitration will be borne equally by the Parties. Except in a proceeding to enforce the results of the arbitration or as otherwise required by Applicable Law, neither Kaken nor CymaBay nor any arbitrator may disclose the existence, content or results of any arbitration hereunder without the prior written agreement of Kaken and CymaBay.

(b) Within thirty (30) days after such matter is referred to arbitration, each Party will provide the arbitrator with a proposal and written memorandum in support of its position regarding the Expedited Dispute, as well as any documentary evidence it wishes to provide in support thereof (each a “Brief”) and the arbitrator will provide each Party’s Brief to the other Party after it receives it from both Parties. The Parties agree and acknowledge that the Harmonization Principle will serve as a guiding principle for each Party’s Brief and for the arbitrator’s determination.

(c) [***] after a Party submits its Brief, the other Party will have the right to respond thereto. The response and any material in support thereof will be provided to the arbitrator and the other Party.

(d) The arbitrator will have the right to meet with the Parties as necessary to inform the arbitrator’s determination and to perform independent research and analysis. Within thirty (30) days of the receipt by the arbitrator of both Parties’ responses (or expiration of the thirty (30) day period if any Party fails to submit a response), the arbitrator will deliver his/her decision regarding the Expedited Dispute in writing; provided that the arbitrator will select one of the resolutions proposed by the Parties.

14.3.5 Injunctive Relief. Notwithstanding the dispute resolution procedures set forth in this Section 14.3, in the event of an actual or threatened breach of this Agreement, the aggrieved Party may seek provisional equitable relief (including restraining orders, specific performance or other injunctive relief), without first submitting to any dispute resolution procedures under this ARTICLE 14. Any claim for such equitable relief shall be submitted to the United States District Court for the Southern District of New York or any New York State court sitting in New York City so long as one of such courts has subject matter jurisdiction over such claim, and each Party hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any proceeding with respect to any such equitable claim and irrevocably waives, to the fullest extent permitted by Applicable Law, any objection that it may now or hereafter have to the laying of the venue of any such proceeding in any such court or that any such proceeding brought in any such court has been brought in an inconvenient forum. Process in any such proceeding may be served on either Party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each Party agrees that service of process on such Party in accordance with Section 14.10 shall be deemed effective service of process on such Party with respect to any such equitable claim and proceeding under this Section 14.3.5. Each of the Parties hereby irrevocably waives any and all right to trial by jury in any such equitable proceeding.

14.3.6 Tolling. The Parties agree that, with respect to any particular Dispute, all applicable statutes of limitation and time-based defenses (such as estoppel and laches), as well as all time periods in which a Party must exercise rights with hereunder with respect to such Dispute, will be tolled once the dispute resolution procedures set forth in this Section 14.3 have been initiated as to such Dispute and for so long as they are pending, and the Parties will cooperate in taking all actions reasonably necessary to achieve such results. In addition, during the pendency of any such dispute resolution procedures for a Dispute under this Agreement initiated before the end of any applicable cure period, including under Section 13.5, (a) this Agreement will remain in full force and effect, (b) the provisions of this Agreement relating to termination for material breach with respect to such Dispute will not be effective, (c) the time periods for cure under Section 13.5 as to any termination notice given prior to the initiation of arbitration will be tolled, (d) any time periods to exercise rights or perform obligations will be tolled, and (e) neither Party will issue a notice of termination pursuant to this Agreement based on the subject matter of the arbitration, until in each case the arbitral tribunal has confirmed that the alleged material breach did occur, based on the existence of the facts claimed by a Party to be the basis for the asserted material breach, and was not cured; provided, that if such breach can be cured (i) by the payment of money, the defaulting Party will have an additional ten (10) days within its receipt of the arbitral tribunal’s decision to pay such amount, or (ii) by the taking of specific remedial actions, the defaulting Party will have a reasonably necessary period to diligently undertake and complete such remedial actions within such period (not in any event to exceed ninety (90) days after the date of the decision), such period as established by such arbitral tribunal’s decision, before any such notice of termination can be issued. Further, with respect to any time periods that have run during the pendency of the dispute, the applicable Party will have a reasonable period of time or any specific timeframe established by such arbitral tribunal’s decision to exercise any rights or perform any obligations affected by the running of such time periods.

14.4 Entire Agreement; Amendments. This Agreement, together with any applicable supply agreement (and related quality agreements) between the Parties, and SDEA, contains the entire understanding of the Parties with respect to the subject matter hereof, and supersedes all previous arrangements with respect to the subject matter hereof, whether written or oral, including, effective as of the Effective Date, the Mutual Non-Disclosure Agreement between CymaBay and Kaken, dated as of February 24, 2022 (provided that all information disclosed or exchanged under such agreement will be treated as Confidential Information disclosed by the applicable Party hereunder). This Agreement (including all its Schedules) may be amended, or any term or condition hereof modified, only by a written instrument duly executed by authorized representatives of both Parties. Any term or condition of this Agreement may be waived if, but only if, such waiver is in writing and signed by an authorized representative of the Party against whom the waiver is to be effective. The Schedules attached hereto are part of the Agreement.

14.5 Severability. If any provision hereof should be held invalid, illegal or unenforceable in any respect in any jurisdiction, the Parties will substitute, by mutual consent, valid provisions for such invalid, illegal or unenforceable provisions, which valid provisions in their economic effect are sufficiently similar to the invalid, illegal or unenforceable provisions that it can be reasonably assumed that the Parties would have entered into this Agreement with such valid provisions. In case such valid provisions cannot be agreed upon, the invalid, illegal or unenforceable nature of one or several provisions of this Agreement will not affect the validity of this Agreement as a whole, unless the invalid, illegal or unenforceable provisions are of such essential importance to this Agreement that it is to be reasonably assumed that the Parties would not have entered into this Agreement without the invalid, illegal or unenforceable provisions.

14.6 Headings. The captions to the Articles and Sections hereof are not a part of this Agreement but are merely for convenience to assist in locating and reading the several Articles and Sections hereof.

14.7 Waiver of Rule of Construction. Each Party has had the opportunity to consult with counsel in connection with the review, drafting and negotiation of this Agreement. Accordingly, the rule of construction that any ambiguity in this Agreement will be construed against the drafting Party will not apply.

14.8 Interpretation. Except where the context expressly requires otherwise, (a) the use of any gender herein will be deemed to encompass references to either or both genders, and the use of the singular will be deemed to include the plural (and vice versa); (b) the words “include”, “includes” and “including” will be deemed to be followed by the phrase “without limitation” and will not be interpreted to limit the provision to which it relates; (c) the word “shall” will be construed to have the same meaning and effect as the word “will”; (d) any definition of or reference to any agreement, instrument or other document herein will be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein); (e) any reference herein to any Person will be construed to include the Person’s successors and assigns; (f) the words “herein”, “hereof” and “hereunder”, and words of similar import, will be construed to refer to this Agreement in its entirety and not to any particular provision hereof; (g) all references herein to Articles, Sections or Schedules will be construed to refer to Articles, Sections or Schedules of this Agreement, and references to this Agreement include all Schedules hereto and any capitalized terms used but not defined in any Schedules shall have their respective meanings as defined in this Agreement; (h) the word “notice” means notice in writing (whether or not specifically stated) and will include notices, consents, approvals and other written communications contemplated under this Agreement; (i) provisions that require that a Party, the Parties or any committee hereunder “agree,” “consent” or “approve” or the like will require that such agreement, consent or approval be specific and in writing, whether by written agreement, letter, approved minutes or otherwise (but excluding e-mail and instant messaging); (j) references to any specific law or article, section or other division thereof, will be deemed to include the then-current amendments thereto or any replacement or successor law thereof; and (k) the term “or” will be interpreted in the inclusive sense commonly associated with the term “and/or”.

14.9 No Implied Waivers; Rights Cumulative. No failure on the part of CymaBay or Kaken to exercise, and no delay in exercising, any right, power, remedy or privilege under this Agreement, or provided by statute or at law or in equity or otherwise, will impair, prejudice or constitute a waiver of any such right, power, remedy or privilege or be construed as a waiver of any breach of this Agreement or as an acquiescence therein, nor will any single or partial exercise of any such right, power, remedy or privilege preclude any other or further exercise thereof or the exercise of any other right, power, remedy or privilege.

14.10 Notices. All notices that are required or permitted hereunder will be in writing and sufficient if delivered personally, sent by nationally recognized overnight courier or sent by registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

If to CymaBay, to:	CymaBay Therapeutics, Inc. 7575 Gateway Blvd., Suite 110 Newark, CA 94560, USA Attention: General Counsel

With a copy to (which will not constitute notice):	Cooley LLP 3175 Hanover St. Palo Alto, CA 94304, USA Attention: Barclay James Kamb

If to Kaken, to:	Kaken Pharmaceutical Co., Ltd. 20th Floor, Bunkyo Green Court 28-8, Honkomagome 2-chome, Bunkyo-ku Tokyo 113-8650, Japan Attention: Head of Business Development

With a copy to (which will not constitute notice):	Jones Day The Okura Prestige Tower 2-10-4 Toranomon, Minato-ku Tokyo 105-0001, Japan Attention: Benjamin Lang

or to such other address as the Party to whom notice is to be given may have furnished to the other Party in writing in accordance herewith. Any such notice will be deemed to have been given: (a) when delivered if personally delivered on a Business Day (or if delivered or sent on a non-Business Day, then on the next Business Day); (b) on the Business Day of receipt if sent by overnight courier; or (c) on the Business Day of receipt if sent by mail.

14.11 Compliance with Export Regulations. Neither Party will export any technology licensed to it by the other Party under this Agreement except in compliance with U.S. export laws and regulations.

14.12 Force Majeure. Neither Party will be held liable to the other Party nor be deemed to have defaulted under or breached this Agreement for failure or delay in performing any particular obligation under this Agreement to the extent that such failure or delay is caused by or results from causes beyond the reasonable control of the affected Party, potentially including embargoes, war, acts of war (whether war be declared or not), insurrections, riots, civil commotions, strikes, lockouts or other labor disturbances, fire, earthquakes, floods, or other acts of God, provided that such affected Party (a) provides written notice to the other Party of such force majeure circumstances as soon as reasonably practical, and (b) promptly undertakes all reasonable efforts necessary to cure or avoid the effects of such force majeure circumstances, resumes performance of the applicable obligations hereunder as soon as practicable after such force majeure effects cease or can be avoided, and continues in full its performance of all its other obligations hereunder. If such a force majeure event occurs and causes failure or delay in performance by a Party of a material obligation of such Party under this Agreement, then the other Party may terminate this Agreement on written notice if such obligation is not performed within one hundred eighty (180) days of the start of such event, except as otherwise agreed by the Parties in writing.

14.13 Independent Parties. It is expressly agreed that CymaBay and Kaken will be independent contractors and that the relationship between CymaBay and Kaken will not constitute a partnership, joint venture or agency. CymaBay will not have the authority to make any statements, representations or commitments of any kind, or to take any action, that will be binding on Kaken, without the prior written consent of Kaken, and Kaken will not have the authority to make any statements, representations or commitments of any kind, or to take any action, that will be binding on CymaBay, without the prior written consent of CymaBay.

14.14 Expenses. Except as otherwise provided herein, all fees, costs and expenses (including any legal, accounting and banking fees) incurred in connection with the preparation, negotiation, execution and delivery of this Agreement and to consummate the transactions contemplated hereby will be paid by the Party incurring such fees, costs and expenses.

14.15 Counterparts/Execution. The Agreement may be executed in two or more counterparts, including by facsimile or PDF signature pages, each of which will be deemed an original, but all of which together will constitute one and the same instrument. This Agreement may also be executed using any electronic signature complying with the U.S. federal ESIGN Act of 2000 (such as DocuSign), the Uniform Electronic Transactions Act or other Applicable Law.

14.16 Binding Effect; No Third-Party Beneficiaries. As of the Effective Date, this Agreement will be binding upon and inure to the benefit of the Parties and their respective permitted successors and permitted assigns. Except as expressly set forth in this Agreement, no Person other than the Parties and their respective Affiliates and permitted assignees hereunder will be deemed an intended beneficiary hereunder or have any right to enforce any obligation of this Agreement.

14.17 Further Assurances. The Parties agree to reasonably cooperate with each other in connection with any actions required to be taken in furtherance of their respective obligations under this Agreement, including (a) furnishing to each other such further information; (b) executing and delivering to each other such other documents; and (c) doing such other acts and things (including working collaboratively to correct any clerical, typographical, or other similar errors in this Agreement), all as the other Party may reasonably request for the purpose of carrying out the intent of this Agreement.

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IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date.

CymaBay Therapeutics, Inc.		Kaken Pharmaceutical Co., Ltd.

By:	/s/ Sujal Shah	By:	/s/ Hiroyuki Horiuchi
	Name: Sujal Shah		Name: Hiroyuki Horiuchi
	Title: CEO		Title: President and Representative Director

[Signature Page to the Collaboration and License Agreement]

List of Schedules

Schedule 1.33	Kaken’s Existing Pharmaceutical Products

Schedule 1.45	CymaBay’s Licensed Patents

Schedule 1.157	Seladelpar

Schedule 3.4.1	Global Development Plan

Schedule 6.2.1	Form of Clinical Supply Agreement

Schedule 9.3.1	Press Release

Schedule 10.2	Disclosure Schedule

Schedule 10.2.8	INDs filed in Japan

Schedule 10.2.13	Material Contracts